ARS

P.E. 12/31/06

0-51280

Morningstar, Inc.

2006

Annual Report

Dear Morningstar shareholders,

Our business continued its steady progress in 2006. Financial results were strong, we expanded the range of our products, and we increased the number of investors we serve. We also completed three acquisitions. Overall, as both CEO and a significant shareholder, I'm pleased with our accomplishments.

Morningstar is a strong company. We have talented and enthusiastic people, a well-known brand, and global capabilities. We focus these resources on creating great products that help investors. We think our strong sense of mission, which permeates all areas of our company, sets us apart from our competitors.

We also believe we're positioned well to benefit from the growing demand for independent investment research. Investors today are concerned about potential conflicts from their advice providers and want information from someone they can trust. Morningstar's independent, unbiased advice fills a growing need and is increasingly valued by investors.



	Revenue	Operating Income	Free Cash Flow
2005	$227,114	$46,480	$40,994
2006	**$315,175**	**$77,527**	**$93,955**
% growth	39%	67%	129%

Revenue, operating income, and free cash flow all made solid gains in 2006.

Financial Results

We made solid gains based on each of our key financial metrics in 2006: Revenue grew 39% to $315 million, operating income increased 67% to $78 million, and free cash flow rose 129% to $94 million. These yardsticks indicate how our intrinsic value is changing—the benchmark that really counts. Intrinsic value is a subjective number, but we provide these inputs so you can come up with your own estimate.

Growth in industry spending for financial and economic information.


$21,169*
$19,318
$17,499
$15,915
$14,902
Amount ($mil)
02
03
04
05
06
*estimate

Last year, our revenue exceeded $300 million for the first time. That's just one year after we topped $200 million. About 60% of our growth came from existing businesses and the remainder was from acquisitions. So I'm doubly happy: Our core business continues to do well, and we're able to add to it in a significant way.

We're also growing much faster than our industry. Veronis Suhler Stevenson estimates that demand for financial and economic information increased by 10% in 2006 to $21.2 billion. Our growth rate was nearly four times faster. With a market share of less than 2%, we have plenty of room to expand. And that doesn't count our investment management business, where we have a small share of another big market.

We increased our operating margin from 21% to 25%. We've told you that we have operating leverage—that is, our costs shouldn't rise as fast as our revenue. These margin gains are evidence of that leverage. Note, too, that operating profits in 2006 were more than our entire revenue six years ago. We've come a long way in a short time.

Free cash flow rose even faster than profits—up from $41 million in 2005 to $94 million in 2006. Part of that gain was a result of lower tax payments (a $13 million benefit related to the Ibbotson acquisition), accrued compensation (we booked higher bonus expenses than in the previous year), and $6 million of additional amortization related to acquisitions. We're also fortunate to be in a business that doesn't require heavy investment. Capital expenditures decreased to $4.7 million in 2006, compared with $7.5 million the year before, when we added office space in London and China.

Even though we spent $117 million on acquisitions, we maintained a healthy balance sheet. We ended the year with cash and investments of $164 million and no debt. In addition to the $78 million in operating income, we generated cash when employees exercised stock options—a total of $34 million, including tax benefits. This year, we completed our acquisition of Standard & Poor's mutual fund data business, which used $55 million. But we still have plenty of room to pursue opportunities.

Now I'll give you some detail about each of our three business segments.

Individual Segment

The linchpin of this business is Morningstar.com, and in 2006 its revenue grew 23% to $31 million. Premium memberships rose 13% to 166,000.

Individual Segment

Our Individual business segment focuses on products and services for individual investors. Many of our products are designed for experienced investors who are actively involved in the investing process and want to take charge of their own investment decisions. We also reach individuals who want to learn more about investing and people who seek out third-party sources to validate the advice they receive from brokers or financial planners.

2006 Revenue **$80.7** million
25.6% of total revenue*



Revenue and Operating Income ($mil)



$63.4
$80.7
$15.0
$22.9
05
06
05
06
% change
27.2%
52.8%

Morningstar Reach 5.2 million

Worldwide Market
182 million investors



Major Products

- Morningstar.com—our Web site for individual investors
- Morningstar Equity Research—independent research and ratings on 1,900 stocks
- Morningstar Mutual Funds—a reference guide with one-page reports on mutual funds
- Morningstar FundInvestor—a monthly fund-selection newsletter
- Morningstar StockInvestor—a monthly newsletter with stock portfolios and watchlists
- Stocks, Bonds, Bills, and Inflation—an annual collection of capital markets data

*Revenue and operating income for our three segments total more than 100% because they exclude eliminations and corporate items

Premium memberships generate most of the revenue for Morningstar.com, but ad sales are expanding rapidly.



103.7
114.1
131.0
147.0
166.0

Subscriptions (000)	02	03	04	05	**06**
% change	23%	10%	15%	12%	**13%**



$3.6
$3.8
$5.4
$7.3
$9.2

Advertising sales ($mil)	02	03	04	05	**06**
% change	20%	6%	42%	35%	**26%**

We believe that we're one of the largest paid financial Web sites, and subscriptions produced most of our revenue. But advertising sales grew even faster—up 26% to $9 million. Morningstar.com users spend an average of 8.9 minutes per visit. That's almost twice the figure for other investment sites. Our engaged audience appeals to advertisers, and we expect lots of growth in this business.

The main reason investors sign up for our Premium service is to use our analyst research—for both mutual funds and stocks. We provide plain-English reports on 2,000 funds and 1,900 stocks. We make it clear when a security is a good investment and who should own it. And we've priced our service affordably, at $145 annually or $16 per month.

We enhanced Morningstar.com last year, and—under the strong leadership of Cathy Odelbo, who manages our Individual business—we're making major new investments in 2007. We've already added news feeds, video segments, hedge fund data, and improved our Portfolio Manager tool. We also want to be faster and more relevant. And we plan to enhance the community features of the site. Our goal is to serve a variety of investors, and we want all of them to see us as the best place to research and monitor their investments.

We include Global Analyst Research Settlement revenue in our Individual segment. Back in 2004, as you may recall, 12 brokerage firms agreed to a settlement that required them to spend about $450 million to provide independent equity research to their clients over a five-year period. We won contracts to provide research to six of those firms.

We're now at the halfway point of the five-year period. We increased our settlement revenue 23% in 2006, and it currently accounts for about 6% of our overall revenue. The good news is that we have steadily expanded our settlement business. The bad news is that the settlement ends in a little more than two years. While we hope to retain as much of this business as possible, we can't say today what the retention rate will be.

Meanwhile, we're not sitting on our hands. Our non-settlement equity research business is growing, and in a market where scale matters, we're expanding fast. We have 113 equity analysts worldwide, and we're building our international coverage by stationing equity analysts in London, Toronto, Sydney, and Shenzhen. We've also added coverage of small-cap stocks, initial public offerings, and master limited partnerships.

We offer a unique product. When people try it, they like it—whether they're small investors or well-known money managers. I received a letter from Sir John Templeton, one of the preeminent investors of our time, saying he found our equity research to be "top quality." That's the type of feedback that tells us we're doing something right.

We used to think there were few opportunities to market our services for individual investors outside the United States. But that's beginning to change. Our Web site in China, for example, receives 2 million page views per market day—roughly the same traffic as our U.S. site. We believe there is a market for our individual investor products in select countries, and we're gearing up to meet this demand.

Advisor Segment

Last year, I described Advisor Workstation as our killer application, and it lived up to its billing. Revenue grew 47% to $43 million in 2006, making Advisor Workstation our second-largest product. We now have 154,000 licenses, up 36% from 2005.

Advisor Workstation is a Web-based tool that helps financial advisors with everything from research and portfolio construction to client management and reporting. After much development effort, we added an accounting application in 2006. Now our product helps advisors run an entire practice—front office, back office, and in between. Nothing else matches its capability.

One example of Advisor Workstation's power is the Portfolio Builder module, which we launched last year. It lets an advisor quickly assess a client's needs and develop a portfolio recommendation. We've already signed up several big customers, in the United States and overseas. Portfolio Builder is easily configurable, so we can implement it in the local language, using local currency and whatever mix of tools a customer wants.

Principia is our CD-ROM-based research software that drove Morningstar's growth in the 1990s. Although many advisors now prefer our Web-based products, Principia is still popular. By introducing new features and upgrading current users, we kept revenue steady in 2006 even though the number of subscribers declined. Last year, we increased the number of "multi-module" customers and saw demand for newer components, such as defined contribution plan and the advanced version of our variable annuity/life module. We recently introduced a new asset allocation module, as well as a presentations module.

Morningstar Advisor Workstation has surpassed Principia to become the largest product in our Advisor segment.



201,673
163,189
131,543
88,300
80,551
02
03
04
05
06

	02	03	04	05	06
Workstation licenses	24,920	32,408	80,235	113,461	**153,838**
Principia subscriptions	55,631	55,892	51,308	49,728	**47,835**

Advisor Segment

Our Advisor business segment focuses on products and services for financial advisors, including brokers, financial planners, and other financial professionals. We design our products to support the daily operations and research processes of financial advisors who use our research and tools to provide advice for their individual investor clients. We offer our advisor-related products both directly to independent financial advisors and through enterprise licenses, which allow financial advisors associated with larger organizations to use our products.

2006 Revenue **$94.7** million
30.0% of total revenue*



Revenue and Operating Income ($mil)



$72.7
$94.7
$14.6
$26.7
05
06
05
06
% change
30.3%
82.9%

Morningstar Reach 210,000

Worldwide Market
840,000 advisors



Major Products

- Morningstar Advisor Workstation—Web-based planning system for advisors
- Principia—CD-ROM-based investment research and planning software
- Morningstar Managed Portfolios—a fee-based discretionary asset management service

*Revenue and operating income for our three segments total more than 100% because they exclude eliminations and corporate items.

Today's investors are worrying less about accumulating assets and more about managing their retirement portfolios. This is a complex process. It requires making assumptions about spending, longevity, annuities, inflation, health-care costs, and desired bequests. And the demand for these planning skills will persist over the next two decades as baby boomers retire.

There's an opportunity here for us. We recently introduced Morningstar Retirement Income Strategist, a software tool that helps advisors manage retirement income for their clients. This product combines the expertise of Morningstar and Ibbotson Associates, which we acquired last year. We've also created the Morningstar Retirement Income Education Center, an online resource, to help educate advisors.

Chris Boruff knows the advisor market inside and out and does an excellent job running our U.S. Advisor business. Our country managers are responsible for the advisor software business outside the United States. We have significant advisor revenue overseas—Europe, Canada, and, increasingly, Australia.

Art Lutschaunig adeptly runs our Morningstar Managed Portfolios service. Here we invest client assets in portfolios of mutual funds for advisors who want to outsource this function. Our portfolios performed well in 2006—22 out of 26 beat their benchmarks. The longer-term results are even better. Over the trailing five years, 25 out of 26 portfolios exceeded their benchmarks. Good performance usually leads to increased assets, and it did in our case. Our assets under management grew 29% last year to $1.8 billion. That's up from about $440 million three years ago. We now have 1,300 advisors who use our service and more than 11,000 accounts.

Assets under management in Morningstar Managed Portfolios have been growing nicely.



$1,804.8
$1,355.3
$936.0
$439.0
$92.8
Assets ($mil)
02
03
04
05
06

Art and his team recently launched Morningstar "stock baskets." Each of these portfolios will hold stocks from a different corner of the Morningstar Style Box (large value, large growth, small value, and small growth). We'll attempt to enhance performance by overweighting stocks that our equity analysts rate highly and underweighting stocks they rate poorly. And we can customize each portfolio based on a client's other assets and tax situation. By avoiding fund fees, we reduce the price that investors pay.

Institutional Segment

Last year, we made global leadership in funds-of-funds management one of our four strategic priorities. Our 2006 results reflect the growing importance of this work. Morningstar's Investment Consulting business more than doubled to $47 million and became our largest source of

Institutional Segment

Our Institutional business segment includes products and services for institutional clients, including banks, brokerage firms, insurance companies, mutual fund companies, media outlets, and retirement plan sponsors and providers. Our institutional clients value our independence, breadth of information, and customized services, and use Morningstar's research, tools, and advice to help individual investors make better decisions.

2006 Revenue **$146.1** million
46.4% of total revenue*



Revenue and Operating Income


$146.1
$95.9
$37.2
$20.5
05
06
05
06
% change
52.3%
81.3%

Morningstar Reach
1,700 institutions

Worldwide Market
10,000 institutions



Major Products and Services

- Investment Consulting—a broad range of customized consulting and advisory solutions
- Licensed Data—data feeds including access to Morningstar's proprietary data and statistics
- Retirement Advice—advice and management services for retirement plan participants
- Licensed Tools and Content—online tools and editorials available for license
- Morningstar Direct—Web-based institutional research platform
- Investment Profiles & Guides—materials for institutions to use in investor communications
- Morningstar EnCorr—asset allocation software platform

*Revenue and operating income for our three segments total more than 100% because they exclude eliminations and corporate items.

revenue in 2006. Those gains came because of strong organic growth and revenue from Ibbotson. We advise on $56 billion in assets, up from $22 billion in 2005.

We have two units that offer Investment Consulting services—Morningstar Associates and Ibbotson Associates. I'll review their businesses separately.

Patrick Reinkemeyer manages Morningstar Associates, and he continues to hit home runs. Patrick's business grew 38% last year, primarily driven by strong asset flows into the funds-of-funds programs we oversee. Morningstar Associates advises on $41 billion of assets, up 83% since 2005.

In the retirement market, meanwhile, 401(k) plan participants increasingly want an independent third party to manage their assets rather than handle it themselves. Morningstar Associates offers a managed retirement account service, and assets more than doubled last year to $647 million. We expect continued growth in this area.

Ibbotson provided a significant boost to our funds-of-funds assets—from both Investment Consulting and managed retirement accounts. Peng Chen, the former head of research for Ibbotson, runs this business for us. In addition to having a Ph.D. in finance, Peng works well with the Morningstar team and has strong business sense. We feel great about the future of Ibbotson in his hands.

Ibbotson had a solid year. Its Investment Consulting business provides advice on $15 billion in assets. In the retirement market, Ibbotson was an early leader in managed retirement accounts and its assets under management reached $8 billion by year-end. Including the assets managed by Morningstar Associates, this makes Morningstar one of the nation's largest managed retirement account providers. This service is just beginning to catch on, and we expect significant growth.

I'm pleased that Roger Ibbotson, founder of Ibbotson Associates, continues to work with Morningstar. Roger presents his research at our conferences and advises on our research activities. Even though Roger has other interests (among them teaching finance at Yale), it's valuable to have part of his time focused on helping us.

Revenue for Morningstar Direct, our Web-based institutional software platform, increased by 54% in 2006. Morningstar Direct offers institutions the most complete, timely access to Morningstar data and research. It's

We now have about $56 billion in assets under advisement in our Investment Consulting business.


$55.5
$22.1
$12.6
$5.5

($bil)	03	04	05	06
Morningstar Assoc.	$5.5	$12.6	$22.1	**$40.5**
Ibbotson Assoc.	n/a	n/a	n/a	**15.0**

Acquiring Ibbotson Associates dramatically increased our managed retirement account assets.


$8.6
$0.0
$0.1
$0.3

($bil)	03	04	05	06
Morningstar Assoc.	$0.0	$0.1	$0.3	**$0.6**
Ibbotson Assoc.	n/a	n/a	n/a	**8.0**

We added more than 350 new licenses for Morningstar Direct in 2006—including numerous accounts outside the United States.



324
601
775
985
1,348

	02	03	04	05	**06**
U.S.	324	601	775	878	**1,077**
Non-U.S.	n/a	n/a	n/a	107	**271**

truly global—we sell the same product around the world. We can do this because we include all our databases in Direct. We also offer simple pricing ($15,000 for the first user, $10,000 for the second, and $7,500 thereafter), which appeals to our clients. We now have more than 1,300 subscribers to Direct, with nearly 300 subscribers outside the United States.

We launched Morningstar Direct 3.0 last year. This version has a simpler, better-designed interface and new database architecture. We also added hedge fund, ownership, and equity content. This was a major upgrade, and it took longer than we anticipated. But we now have a more durable, scalable platform that's faster and makes it easier for us to add new users.

Morningstar Direct is a big part of our future with institutional clients, and we'll invest aggressively to add content and functionality. Our core customers are the research and marketing departments at mutual fund management companies. But we're working to extend our reach.

Licensed Data is another important part of our institutional segment. We sell our data and analytics, delivered electronically. This is a wonderful business. Once we've created an investment database, the cost of adding new customers is very low. So as sales increase, margins should steadily improve. Licensed Data revenue grew 16% last year to $38 million. This is now our third-largest product.

Our data business also extends our reach to millions of investors. We have 750 data clients, and you'll find us on AOL, Google, Microsoft's MSN, Yahoo, and other leading Web sites. We value our partners and put considerable effort into helping them find new ways to use our information.

We continue to build our databases. I've attached a chart (on page 22) that shows you how extensive our coverage is. We've made especially good progress in Europe, where we now track 53,000 funds, up from 33,000 last year. We pushed to create a database of 4,500 pension and life funds in the United Kingdom. This is key to performing portfolio analysis in that market.

We're focused on improving our data quality. We carefully measure the accuracy and timeliness of our data. We then work hard—employing Six Sigma techniques—to achieve significant improvements in these metrics. In addition to our 150 data analysts, we have a 19-member data quality team in China that independently monitors data accuracy and completeness and drives process improvements to ensure the quality of our data.

Liz Kirscher heads up our Data Services business, which includes our investment databases, plus key products such as Morningstar Direct and Licensed Data. It's a large role, and Liz deserves high praise for making major strides in this business.

Investment Landscape

Historically, our revenue growth hasn't correlated with the market. Still, financial market performance does provide a headwind or tailwind that affects our results. Last year, the MSCI World Index was up 20.1% and the S&P 500 gained 15.8%. That was helpful to our efforts because it made for a positive sales environment and increased revenue streams tied to assets under management.

I've also included a chart (on page 24) that tracks asset levels and asset flows in 2006. We monitor these flows to stay on top of industry changes and inform our database investment decisions. A few takeaways: (1) Even though growth has slowed, mutual funds remain king of the hill. U.S. mutual fund assets surpassed $10 trillion last year—far larger than any other managed product offering; (2) hedge funds are the second-largest asset class, and they continue to grow; and (3) exchange-traded funds (ETFs), though still relatively small, enjoyed the highest percentage growth.

There are many reasons why managed products have large asset bases and continue to grow. They're simply the best alternative for many people. If you enjoy investment research and have the time, you could probably do pretty well on your own (and we'd happily supply the tools to help you). But just as many people hire someone to do their taxes or change their oil, they also want to delegate management of their investments.

And it makes great sense. You can invest in a passive index fund and pay less than 10 cents in annual fees for each $100 of assets. Or you can pay more for active management and hire some of the best minds around—people like Bill Miller at Legg Mason, Bill Nygren at Oakmark, or the team at Longleaf Partners. And for these outstanding managers you still pay only about $1 per $100 of assets. You can also hire similar talent to oversee international investments and fixed-income portfolios. Good managed products are a compelling value for investors.

At the industry level, funds of funds (sometimes called multimanager assets) also continued their strong growth. Global funds-of-funds assets reached $1.3 trillion and grew by nearly $400 billion in 2005 (the most recent data available from Cerulli Associates). For the second year in a row, inflows increased by 40%. So our funds-of-funds business had a strong wind at its back.

Industrywide, funds of funds and multimanager portfolios have been growing at a rapid pace.



$536
$655
$951
$1,332
Source: Cerulli Associates

($bil)	02	03	04	05
Funds of funds	$267	$326	$440	**$665**
Manager of managers	$269	$329	$511	**$667**

Funds-of-funds products are popular with advisors and investors because they eliminate the tasks of selecting good managers, combining them to achieve appropriate diversification, and monitoring performance. With more than 8,000 mutual funds, 50,000 variable annuity subaccounts, and 10,000 hedge funds, building portfolios is a time-consuming task. Funds of funds address this need, and I'm optimistic about their future.

Acquisitions

I talked about one of our three 2006 acquisitions, Ibbotson Associates, in last year's annual report. So now I'll tell you about the other two, as well as the Standard & Poor's data acquisition we announced earlier this year.

1. Aspect Huntley is the leading equity information and analysis firm in Australia. It has the country's top equity database and a staff of 11 equity analysts who cover 500 Australian stocks. Aspect Huntley's analytical approach is similar to ours and easy to integrate into our products. This fits perfectly with Morningstar's goal of providing equity data and analysis throughout the world.

Aspect Huntley also publishes investment newsletters and financial magazines in Australia. Ian Huntley is a popular figure in Australia and will continue to contribute to the newsletters. Andrew Bird is a talented manager who founded Aspect Huntley. We're excited to have him as part of our team. We paid $23 million for Aspect Huntley.

This acquisition idea came from Scott Cooley, who runs our Australian business (and is now co-CEO with Andrew Bird). Scott and Bevin Desmond, the head of our international operations, did great work integrating Aspect Huntley into our operations.

2. We also acquired the database division of InvestorForce. This includes the respected Altvest hedge fund database, a large separate account database, and Web-based analytical software. The databases were the main attraction. With InvestorForce, we now cover more than 6,000 hedge funds and 6,000 separate accounts—among the broadest coverage available. But we also picked up terrific software that helps automate the data collection process and has won accolades from investment management firms. Plus, there's an electronic marketplace that connects institutional investors and asset managers. We paid $10 million for InvestorForce.

This acquisition was the idea of Tao Huang, our talented chief operating officer. Tao and Liz Kirscher, who runs our Data Services business unit, were the leaders on this transaction.

3. We signed a deal in early 2007 to acquire Standard & Poor's global mutual fund data business for $55 million. Over the past decade, Standard & Poor's acquired several mutual fund data providers, all companies that we know well. We believe we can improve the profitability of these businesses by using our global data infrastructure and sales force. This acquisition also helps build our brand overseas, where we're less well-known. S&P provided data to more than 140 media firms—including the *International Herald Tribune*, the *Financial Times*, *La Tribune* in France, and *Expansión* in Spain. You will soon see many more "source: Morningstar" credits all over the world.

Following this acquisition, we believe we are clearly the number-one firm tracking managed investment products. No one else has our breadth and depth of data. We believe more and more customers will now use Morningstar as a standard for their global operations.

We'll continue to make acquisitions, but we're not in a hurry. We'll move only if we find businesses that fit our goals, where we like the people, and when the price is fair. One benefit of our decentralized organizational structure is that ideas percolate up from our business unit managers around the world. We've asked them to develop relationships with key companies in their areas. These can lead to operational relationships or, in some cases, a purchase.

S&P's fund data business added several key product offerings for institutions and advisors.

Institutional Segment

- Data on more than 135,000 funds in 30 countries
- Workstation fund performance and analysis system
- Data Feeds

Advisor Segment

- Mutual Fund Solutions series of Web components, tools, alerts, and fact sheets
- Mutual Fund Expert performance illustration tool

Research Activities

Our research analysts work hard to find new ways to help investors make better decisions. We invest heavily in research, and our innovations have tangible benefits. We love to simplify investment analysis—not only by devising more intuitive tools but also by communicating complex information succinctly. Think stars or style boxes.

Our future depends on being at the cutting edge of investment research, and last year we had a number of accomplishments that I want to tell you about:

- *Morningstar Investor Return.* Morningstar Investor Return measures how well the average investor in a fund fared over time. Unlike total return, Investor Return accounts for all the cash flows into and out of a fund and weights performance by asset levels. This measure shines a light on how well a fund is serving its shareholders.

- *Retirement income patent.* Our Ibbotson unit received a patent on its "human capital" approach to using annuities to address income needs in a retirement portfolio. This innovation takes into account many factors, including bequest preferences and longevity risk. We've already licensed this methodology to several clients.
- *ETF ratings.* We created a Morningstar Rating for the rapidly growing ETF universe.
- *Dividend indexes.* We developed two dividend indexes and published a paper describing them in the *Journal of Indexes.* We've also licensed the Dividend Leaders Index to First Trust for an ETF.
- *Commodity indexes.* We created a family of five commodity indexes.
- *Combining mutual fund and equity analysis.* We are doing significant work to cross-pollinate and leverage our research on stocks and mutual funds. One example is using our stock research to help determine whether a fund (particularly an ETF) is trading above or below our stock analysts' estimate of fair value. We've also started calculating an aggregate equity star rating for individual funds based on their underlying holdings.
- *Hedge fund returns.* Ibbotson received the "Paper of the Year" award at the Alternative Investment Conference in London for its research on hedge fund returns.

Don Phillips, one of our managing directors, excels at crafting new research solutions, and he is the leader of our research team. In addition, Don serves on our board and speaks frequently to investor groups, financial advisors, and institutions around the world. His contribution to Morningstar is invaluable.

Legal Issues

On a less pleasant note, as I mentioned last year, the former head of our Australian operations is suing us. In 2006, we spent time producing documents in preparation for a trial in either 2007 or 2008.

Separately, as you might recall, the Securities and Exchange Commission, the New York Attorney General's office, and the Department of Labor began inquiries into our retirement plan consulting business two years ago. I'm happy to report that the SEC ended its investigation in January 2007 with no enforcement action, fines, or penalties.

The investigations with the New York Attorney General's Office and the Department of Labor are still ongoing. You can find a more complete discussion about the status of these issues on pages 90 and 91 of the Notes to Consolidated Financial Statements included in this report. We hope we can resolve these matters in 2007.

Managing Risk

There are risks to any business, and we have our share. You can read an exhaustive list in our 10-K filing, but the major ones include:

- reputational risk (the perception that we're not independent)
- business continuity risk (something disrupts our operations)
- quality control (an error leads to bad data or investment advice)
- integration (if we have trouble with an acquisition)
- market risk (a prolonged downturn hurts our business)

While I don't want to scare you, I want you to know that we're aware of these risks—which our competitors also face—and we're trying to minimize them. We have an obligation not only to expand your Morningstar assets but also to protect them.

I think most about reputational risk. Our reputation and the Morningstar brand are our most valuable assets. In a world of innovative investment services and new technologies, we must avoid even the perception that conflicts of interest affect our work. We have policies and procedures to help ensure that our analysts act with independence—and fortunately we have a culture where independence is embedded in our DNA. Spend a few minutes reading our research, and you'll see what I mean.

In addition, we always ask ourselves whether we're acting in the best interests of investors. That simple question has a way of cutting through clutter and ambiguity. We turn down business if we believe a project or a customer isn't right for us. Research integrity is a core part of our corporate culture, and we want to be sure to maintain it.

Operating as a Global Company

We've made much progress over the past year in becoming a global company. We have a worldwide infrastructure that includes data processing, sales information, product development, and design. The goal is for everyone at Morningstar to think about our overall business and not just about one product or country. We want customers to have the same experience with us, too—whether they're in the United States, Europe, Asia, or Australia.

We're pushing to have more global products. Instead of customizing for different markets, for example, we're now creating highly configurable software. It lets us easily meet the needs of a customer, regardless of the language, currency, or analytical tools. When we add a new feature for one client, we can quickly roll it out everywhere we do business.



$44,276
$29,442
$25,410
$20,118
$13,850

($000)	02	03	04	05	**06**
% change	87.1	45.3	26.3	15.9	**50.4**
% of total revenue	12.6	14.4	14.1	13.0	**14.0**

We've made considerable progress strengthening our non-U.S. business, which now makes up about 14% of our overall revenue.

I wrote to you last year about the growing importance of operations in China. Under the first-rate leadership of Jin Tian, our office in Shenzhen performs much of our global data processing and application development. In 2005, we had 145 people there; now the headcount is 300, and we expect it will continue to rise.

Our staff in China helps us create large databases efficiently and provides flexibility so we can tackle large projects. Last year, for example, we quickly added 50 people in Shenzhen to expand our European fund data team. It would have taken longer and cost more to undertake that project in London. We also rotate employees based in China to other operations. Now, for example, we have about 25 people from Shenzhen in Chicago and 20 in London. This helps build working relationships and provides extra training.

Our international revenue grew by 50% last year and increased from 13% to 14% of our overall revenue. Aspect Huntley and Ibbotson helped increase that growth, but organic expansion was a healthy 20%—higher than in 2005. We've made considerable progress strengthening our non-U.S. business, and we're bullish on its prospects. Adding Standard & Poor's mutual fund operations will give us a big boost, because 80% of this unit's revenue is outside the United States.

Bevin Desmond oversees our international operations and does a superb job with a tough assignment. Tao Huang, our chief operating officer, also spends time building our international business, especially because much of it is tied to our global infrastructure. Tao is less known outside of Morningstar but well-known inside the company. Tao is a high-energy business driver who has been a leader in making Morningstar an efficient, global company.

CFO Change

In February 2007, Martha Dustin Boudos, our CFO, told me she wanted to take on a new role at Morningstar. Martha is a 15-year Morningstar veteran and she's worked in a variety of key roles. More than five years ago, I asked her to take on the CFO role. She's done an outstanding job—leading our IPO, building our finance area, contributing to acquisitions, and getting us Sarbanes-Oxley compliant. She's also contributed significantly in areas that aren't strictly part of a CFO's job.

Martha has two young kids and wants to work slightly less so she can spend more time with them. We are embarking on our CFO search. Martha will stay in her current role until we find someone and then help with the transition. We'll also work in the coming months to define Martha's new role.

Martha has added tremendous value to Morningstar and I want to thank her for all of her contributions.

New Director

I'm pleased that Frank Ptak has joined our board. Frank is the CEO of the Marmon Companies, a $7 billion manufacturing conglomerate owned by the Pritzker family in Chicago. Frank joined Marmon after a two-week "retirement" from Illinois Tool Works, where he spent a 30-year career and became vice chairman. I've long been a fan of the decentralized structures at both ITW and Marmon. These companies are also known for making smart acquisitions. Frank's positive attitude and extensive experience will be significant assets for us.

Annual Meeting

About 50 people attended our 2006 annual meeting, and I hope we have more this year. We will give an overview of our business, demonstrate some of our software, and answer questions. The meeting is at 9 a.m. Tuesday, May 22 in Chicago, and we'd enjoy seeing you there. Coffee and bagels are on us.



Best regards,

Joe Mansueto

Joe Mansueto

Morningstar's values are the foundation of our company and provide a framework to guide our business decisions. We strive to live up to these principles every day and integrate them in everything we do.

Investors come first

We believe that Morningstar's strength comes largely from the faith that investors place in us. Our independence, integrity, and advocacy for investors' interests are the cornerstones of our company. We strive to help investors achieve better results.

Great products

We believe that Morningstar's products must exceed our customers' expectations and raise the standard over other existing products. To do this, our products must be not only innovative, but also reliable and of the highest quality. They must be marked by exemplary content, design, and usability.

Entrepreneurial spirit

We believe that companies should grow, but never grow old. The entrepreneurial spirit inspires independent thought, agile decision-making, and an acceptance of creative and unconventional solutions to business challenges.

Uncompromising ethics

We require our employees to adhere to high ethical standards, regardless of the impact on our business. We believe that high ethical standards should be pursued for their own sake, and we expect every Morningstar employee to treat our customers and their fellow employees as we would wish to be treated ourselves.

Great people

We believe that every person who works at Morningstar contributes to our success. We want to attract talented, hard-working, enthusiastic people, so we create an environment that encourages employees to learn throughout their careers, allows them to advance based on merit, and rewards them for helping Morningstar thrive.

Financial success

We believe that great products create value for our customers. This creates demand for our products and, in turn, generates financial success. Financial success strengthens our company and helps us continue to raise our standards and set more challenging goals.

Business Highlights

Financial Highlights

Operating Results ($000 except per share amounts)	2001	2002	2003	2004	2005	**2006**
Revenue	$ 91,230	$ 109,619	$ 139,496	$ 179,658	$ 227,114	**$ 315,175**
Operating expense	107,621	117,959	150,250	161,923	180,634	**237,648**
Operating income (loss)	(16,391)	(8,340)	(10,754)	17,735	46,480	**77,527**
Operating margin	NMF	NMF	NMF	9.9%	20.5%	**24.6%**
Non-operating income, net	676	4,463	1,110	1,805	3,199	**4,164**
Income (loss) before income taxes, equity in net income of unconsolidated entities, minority interest in net loss of consolidated entities, extraordinary gain, and cumulative effect of accounting change	(15,715)	(3,877)	(9,644)	19,540	49,679	**81,691**
Income tax expense (benefit)	(5,276)	(311)	2,950	11,574	20,224	**32,975**
Equity in net income of unconsolidated entities	359	750	697	843	1,662	**2,787**
Minority interest in net loss of consolidated entities	785	178	—	—	—	**—**
Income (loss) before extraordinary gain and cumulative effect of accounting change	(9,295)	(2,638)	(11,897)	8,809	31,117	**51,503**
Extraordinary gain—acquisition	—	3,084	—	—	—	**—**
Cumulative effect of accounting change, net tax of $171	—	—	—	—	—	**259**
Net income (loss)	$ (9,295)	$ 446	$ (11,897)	$ 8,809	$ 31,117	**$ 51,762**
Diluted income (loss) per share:						
Income (loss) before extraordinary gain and cumulative effect of accounting change	$ (0.32)	$ (0.17)	$ (0.31)	$ 0.21	$ 0.70	**$ 1.10**
Extraordinary gain—acquisition	—	0.08	—	—	—	**—**
Cumulative effect of accounting change	—	—	—	—	—	**0.01**
Diluted income (loss) per share	$ (0.32)	$ (0.09)	$ (0.31)	$ 0.21	$ 0.70	**$ 1.11**
Weighted average common shares outstanding—diluted	41,364	40,361	38,382	41,858	44,459	**46,723**

Cash Flows ($000)	2001	2002	2003	2004	2005	**2006**
Cash used for investing activities	$ (2,777)	$ (6,068)	$ (29,634)	$ (22,750)	$ (16,913)	**$(129,002)**
Cash provided by (used for) financing activities	(1,049)	(1,952)	(26)	(6,367)	25,256	**33,983**
Cash provided by (used for) operating activities	$ (5,183)	$ 16,542	$ 29,705	$ 32,862	$ 48,445	**$ 98,677**
Capital expenditures	(5,932)	(5,989)	(8,607)	(7,730)	(7,451)	**(4,722)**
Free cash flow[1]	$(11,115)	$ 10,553	$ 21,098	$ 25,132	$ 40,994	**$ 93,955**

Balance Sheet Data ($000 as of December 31)	2001	2002	2003	2004	2005	**2006**
Cash, cash equivalents, and investments	$ 47,650	$ 64,796	$ 76,158	$ 95,463	$ 153,190	**$ 163,751**
Working capital (deficit)	1,165	10,005	(5,206)	16,902	90,374	**70,021**
Total assets	128,735	152,781	180,265	213,361	296,311	**447,838**
Deferred revenue	33,657	47,731	55,554	63,363	71,155	**100,525**
Long-term liabilities	26,315	21,243	25,486	30,128	6,756	**10,952**
Total shareholders' equity	35,970	48,132	44,821	64,381	173,714	**269,423**

(1) Free cash flow, which we define as cash provided by operating activities less capital expenditures, is considered a non-GAAP financial measure This measure is not equivalent to any measure of performance required to be reported under U S generally accepted accounting principles (U S GAAP) and may not be comparable to similarly titled measures reported by other companies.

Our **revenue** base exceeded $300 million in 2006...



$109,619
$139,496
$179,658
$227,114
$315,175

($000)	02	03	04	05	**06**
% change	20.2%	27.3%	28.8%	26.4%	**38.8%**

...and **operating income** increased to $78 million.



$(8,340)
$(10,754)
$17,735
$46,480
$77,527

($000)	02	03	04	05	**06**
% change	NMF	NMF	NMF	162.1%	**66.8%**

Our **operating margin** has steadily improved...



9.9%
20.5%
24.6%

($000)	02	03	04	05	**06**
Change	NMF	NMF	NMF	10.6pp	**4.1pp**

...and **free cash flow** more than doubled in 2006.



$10,553
$21,098
$25,132
$40,994
$93,955

($000)	02	03	04	05	**06**
% change	NMF	99.9%	19.1%	63.1%	**129.2%**

Our revenue base is diversified across our three **business segments**...


Individual
25.6%
Institutional
46.4%
Advisor
30.0%

2006 revenue breakdown*

*Percentages total more than 100% because of intersegment revenue.

...and revenue **outside of the United States** has become more important.


$315,175
$227,114
$179,658
$139,496
$109,619

($000)	02	03	04	05	**06**
U.S.	$95,769	$119,378	$154,248	$197,672	**$270,899**
Non-U.S.	13,850	20,118	25,410	29,442	**44,276**

We provide extensive data on more than **190,000 investments** globally...


9,426 Canada
86,380 United States
31,975 Europe
14,459 Asia/ Pacific
18,011 Australia

Other global coverage

- **23,038** Offshore/cross border domiciles
- **6,165** Hedge funds and funds-of-hedge funds
- **765** Exchange-traded funds

...and have continued to expand our **analyst coverage** on stocks and other investments.


64 Software
165 Hardware
60 Media
73 Telecommunication
204 Healthcare
189 Consumer Services
192 Business Services
349 Financial Services
127 Consumer Goods
226 Industrial Materials
152 Energy
85 Utilities

Total **1,886**

While the **average renewal rate** declined slightly in 2006, it remained strong in absolute terms…


100–105%
95–100%
60–65%
60–65%
05
06
05
06
Renewal
(contract-based products)
Retention
(subscription-based products)

…and our subscription and license-based business continued to drive **recurring revenue**.


$278.8*
$227.1
$179.7
$139.5
New revenue
Renewal revenue
Net walk-in revenue
↑77.4%
↑74.6%
↑82.8%

Revenue composition ($mil)	03	04	05	**06**
New revenue	$ 31.5	$ 45.6	$ 39.0	**$ 45.1**
Renewal revenue	36.9	40.8	65.9	**101.2**
Net walk-in revenue	71.1	93.3	122.2	**132.5**
Revenue excluding 2006 acquisitions	$139.5	$179.7	$227.1	**$278.8***

*Excludes revenue from 2006 acquisitions

Revenue from acquisitions increased substantially in 2006…


$36.4
$2.1
$2.4
$2.4
Revenue from acquisitions ($mil)
03
04
05
06

…but **organic revenue** has also been a major contributor to Morningstar's growth.


Acquisitions
Organic revenue

Sources of revenue in 2006	$000	% of total
Organic revenue	$277,948	88.2%
Acquisitions	36,434	11.6
Foreign currency	793	0.2
Total	$315,175	100.0%

Global **mutual fund assets** now total more than $20 trillion...



$20,904
$17,771
$16,164
$14,048
$11,324
U.S.
Non-U.S.

($bil)	02	03	04	05	06
U.S.	$6,390	$7,414	$8,107	$8,905	**$10,414**
Non-U.S.	$4,934	$6,634	$8,057	$8,866	**$10,490**

...and a number of countries outside the United States have built sizeable **mutual fund markets**.



Luxembourg $1,988.2 ($bil)
France $1,659.0
Australia $777.2
Ireland $726.7
United Kingdom $701.5
Hong Kong $567.0
Canada $545.6
Japan $527.2
Italy $442.7
Spain $356.2

Household ownership of mutual funds and stocks has increased over time...



48.1%
24.4%
20.7%
16.2%
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

...and **net inflows** into mutual funds and alternative investments remained strong in 2006.



$225.7
$11.8
$24.5
$75.0
$73.0*
$73.9
net inflows
MF
CE
VA
HF
SA
ETF

assets ($bil)	$10,413.7	$298.3	$1,291.2	$1,442.0	$805.8	$422.3

* Morningstar estimate

Sources for industry data: Investment Company Institute (mutual fund assets, household fund ownership, closed-end funds, and exchange-traded funds), Federal Reserve Survey of Consumer Finances (stock ownership), NAVA (variable annuity data), Hennessee Group (hedge fund data), and the Money Management Institute (separate account data)

Major Products and Services

	Segment	Format	Markets	Databases
▲✱ **Morningstar.com** Destination site for independent analysis and timely data	Individual	Internet & Services		S, MF, HF, ETF, CE, 529
Morningstar Equity Research Independent research and ratings on 1,900 stocks	Individual	Internet & Services, Print		S
Morningstar FundInvestor Monthly newsletter with fund picks and portfolios	Individual	Internet & Services, Print		MF, ETF
Morningstar Mutual Funds Reference guide with one-page reports on 1,600 funds	Individual	Internet & Services, Print		MF
Morningstar StockInvestor Monthly newsletter with stock portfolios and watchlists	Individual	Internet & Services, Print		S
Stocks, Bonds, Bills, and Inflation Annual capital-markets reference guide	Individual	Print		CM
▲✱ **Morningstar Advisor Workstation** Web-based investment planning system for advisors	Individual/Advisor	Internet & Services		S, MF, HF, SA, VA, ETF, CE, 529
✱ **Morningstar Principia** Research and planning software for advisors	Individual/Advisor	Software		S, MF, SA, VA, ETF, CE, 529
Morningstar Managed Portfolios Fee-based discretionary asset management service	Individual/Advisor	Internet & Services		MF, ETF
✱ **Investment Consulting** Customized consulting and advisory solutions	Institutional	Internet & Services		MF, SA, VA, ETF, CE, CM
✱ **Licensed Data** Data feeds and packages of proprietary statistics	Institutional	Internet & Services		S, MF, HF, SA, VA, PL, ETF, CE, 529, CM
Retirement Advice Advice and asset management for retirement plan participants	Institutional	Internet & Services, Print		S, MF, VA
Licensed Tools and Content Online tools and editorial for use in Web sites and software	Institutional	Internet & Services		S, MF, SA, VA, ETF, CE, 529
▲ **Morningstar Direct** Web-based institutional research platform	Institutional	Internet & Services		S, MF, HF, SA, VA, PL, ETF, CE, 529, CM
Investment Profiles & Guides Communication materials for institutions	Institutional	Print		S, MF, HF, SA, VA, ETF, CE, 529
Morningstar EnCorr Asset allocation software platform for institutional investors	Institutional	Internet & Services		S, MF, HF, SA, VA, ETF, CE, CM
Morningstar Indexes Series of indexes based on consistent, rules-based methodology	Institutional	Internet & Services		S, MF, ETF

✱ One of our five largest products based on revenue in 2006
▲ One of our three major Internet platforms

Segment: Individual; Advisor; Institutional
Format: Software; Internet & Services; Print
Databases: S Stocks; MF Mutual Funds; HF Hedge Funds; SA Separate Accounts; VA Variable Annuities; PL Pension & Life; ETF Exchange-Traded Funds; CE Closed-End Funds; 529 529 Plans; CM Capital Markets

Key Initiatives in 2006

Acquisitions

- Completed three acquisitions: Ibbotson Associates, Aspect Huntley in Australia, and the database division of InvestorForce

Databases

- Significantly expanded our hedge fund and separate account initiatives by acquiring the institutional hedge fund and separate account database division of InvestorForce
- Expanded European and offshore mutual fund databases
- Created a pension and life fund database in the United Kingdom
- Established mutual fund databases in Taiwan and Singapore
- Added capital markets database with acquisition of Ibbotson Associates

Core Skills

- Added more than 300 stocks to our coverage list in the United States and 250 stocks in Australia
- Expanded equity research coverage on smaller stocks, initial public offerings, non-U.S. stocks, and master limited partnerships
- Introduced Retirement Income Education Center and Retirement Income Strategist for advisors
- Introduced Morningstar Investor Return measure for mutual funds

Media/Products

- Introduced Portfolio Builder module for Morningstar Advisor Workstation Enterprise Edition
- Launched Morningstar Direct 3.0
- Introduced new Morningstar ETFs 100 book and Morningstar ETFInvestor newsletter

Audience

- Significantly expanded assets under advisement for Investment Consulting, reaching more than $55 billion
- Significantly increased assets under management in managed retirement accounts to more than $8.6 billion
- Increased registered users on Morningstar.com and other sites to more than 5.1 million investors worldwide

Geography

- Signed several agreements for Portfolio Builder in markets outside the United States
- Launched a new global version of Hypothetical Illustrator tool and deployed to several clients
- Achieved meaningful sales of Morningstar Direct outside of the United States, with nearly 25% of Direct's revenue now coming from international markets
- Established a stock analyst presence in London and Shenzhen and used this local expertise to begin covering companies based in Europe and China

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion included in this section, as well as other sections of this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors that are, in some cases, beyond our control and that could materially affect actual results, levels of activity, performance, or achievements.

Other factors that could materially affect actual results, levels of activity, performance, or achievements can be found in Item 1A—Risk Factors of our Annual Report on Form 10-K. If any of these risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this document or our Annual Report on Form 10-K reflects our current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategy, and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.

Understanding Our Company

Our mission is to create great products that help investors reach their financial goals. We offer an extensive line of Internet, software, and print-based products for individual investors, financial advisors, and institutional clients. We also offer asset management services for advisors, institutions, and retirement plan participants. We have historically generated recurring revenue because many of our products are sold through subscriptions or license agreements. We believe that while the fixed costs of the investments in our business are relatively high, the variable cost of adding customers is considerably lower, particularly as our products and services focus more on Internet-based platforms and assets under management. We strive to realize this operating leverage by selling a wide variety of products and services to multiple investor segments, through multiple media, and in many geographic markets.

We manage Morningstar to maximize our long-term results, while staying focused on our mission of helping investors and adhering to our company values. We invest significantly in new product development and in enhancements to our current offerings. It typically takes many years to recoup these investments, but we believe they are critical to building long-term value for our shareholders.

We emphasize a decentralized approach to running our business to empower our managers and to create a culture of responsibility and accountability. We operate our decentralized business structure in three global business segments: Individual, Advisor, and Institutional. Early in our history, our product lineup emphasized products for individual investors. As a result, the Individual segment contributed a majority of our revenue. In the early 1990s, our Advisor segment became a more important part of our business. More recently, we've begun serving more investors through our Institutional segment, which was the largest of our three segments in terms of revenue in 2006, 2005, and 2004. In all three of these segments, we believe our work helps individual investors make better investment decisions.

Business Model: Leveraging Fixed Investments

We leverage our 10 core investment databases by selling a wide variety of products in multiple media to three key investor segments around the world.



Fixed Investments:
Databases
Stocks
Mutual Funds
Hedge Funds
Separate Accounts
Variable Annuities
Pension and Life
Exchange-Traded Funds
Closed-End Funds
529 Plans
Capital Markets
Core Skills
Research
Technology
Design
Leveraged by:
Media
Print
Software
Internet and Services
Audience
Individuals
Advisors
Institutions
Geography
Stockholm
Oslo
Copenhagen
London
Amsterdam
Toronto
Paris
Munich
Chicago
Madrid
Milan
Seoul
Tokyo
Shenzhen
Hong Kong
Taipei
Bangkok
Sydney
Auckland

Key Business Characteristics

We believe our business has the following characteristics:

Recurring Revenue

We have historically generated recurring revenue because many of our products are sold through subscriptions or license agreements. These subscriptions and licenses generally come up for renewal after one- to three-year terms. Many of the license agreements in our Advisor and Institutional segments span multiple years. Because of this recurring revenue, we generally have subscriptions and license agreements in place for a meaningful percentage of our total annual revenue at the beginning of each year. We think of this as our "walk-in" revenue.

We separate our annual revenue into three categories, defined as follows:

▹ New revenue.
We define new revenue as revenue from selling additional products to current customers or from selling to new customers;

▹ Renewal revenue.
We define renewal revenue as revenue from renewals of subscriptions or licenses; and

▹ "Walk-in" revenue.
We define "walk-in" revenue as revenue we expect to recognize during the year from subscriptions and license agreements in place as of January 1 of each year adjusted for cancellations, currency translations, and other routine adjustments during the year.

Beginning in 2007, we no longer plan to report quarterly information on new, renewal, and walk-in revenue. We're currently evaluating potential new metrics that may be more useful to investors.

In addition to looking at walk-in, renewal, and new revenue, we calculate a retention rate to evaluate how successful we've been in maintaining existing business for products and services that have renewable revenue. We use two different methods for calculating retention. For subscription-based products (including our print newsletters, Morningstar.com Premium Membership service, and Principia software), we track the number of subscriptions retained during the year. For products sold through contracts and licenses, we use the contract value method, which is based on tracking the dollar value of renewals compared with the total dollar value of contracts up for renewal during the period. We include changes in the contract value in the renewal amount, unless the change specifically results from adding a new product that we can identify. We also include variable contracts in this calculation and use the previous quarter's actual revenue as the base rate for calculating the renewal percentage. The retention rate excludes setup and customization fees, migrations to other Morningstar products, and contract renewals that were pending as of January 31, 2007.

Significant Operating Leverage

Our business requires significant investments to create and maintain proprietary databases and content. We strive to leverage these costs by selling a wide variety of products and services to multiple investor segments, through multiple media, and in many geographic markets. We believe that while the fixed costs of the investments in our business are relatively high, the variable cost of adding customers is considerably lower, particularly as our products and services focus more on Internet-based platforms and assets under management. In the past, we have made investments in building our databases and content that have hurt our short-term operating results for certain periods. In the past several years, our profitability has improved because we've been able to increase revenue without increasing our cost base at the same rate. We look for this operating leverage to be evident in our operations over the long term.

Deferred Revenue

We frequently collect cash in advance of providing services or fulfilling subscriptions for our customers. As a result, we can use some of this cash to fund our operations and invest in new product development. Although we may need to issue refunds for the unused portion of the subscription if a customer cancels, we generally have used cash collected in advance of providing services or fulfilling subscriptions to fund many of our other activities. The deferred revenue shown on our balance sheet as of December 31, 2006 totaled $100.5 million, including deferred revenue from acquisitions. As of December 31, 2005, we had $71.2 million in deferred revenue. The $29.3 million increase in deferred revenue from 2005 to 2006 includes the impact of acquisitions.

How Our Business Works

Revenue

We earn revenue by selling a variety of investment-related products and services. Many of our offerings, such as our newsletters, Principia software, and Premium service on Morningstar.com, are sold via subscriptions. These subscriptions are mainly offered for a one-year term, although we also offer terms over other periods ranging from one month to three years. We also sell advertising on our Web sites throughout the world. Several of our other products are sold through license agreements, including Morningstar Advisor Workstation, Morningstar Equity Research, Morningstar Direct, Morningstar EnCorr, Retirement Advice, and Licensed Data. Our license agreements typically range from one to three years. For some of our other institutional services, mainly Investment Consulting, our fees are generally based on the scope of work and the level of service we provide and calculated as a percentage of assets under management. We also collect fees relating to Morningstar Managed Portfolios and the managed retirement accounts offered through Morningstar Retirement Manager and Advice by Ibbotson that are calculated as a percentage of assets under management.

Operating Expense

We classify our expenses into separate categories for cost of goods sold, development, sales and marketing, general and administrative, and depreciation and amortization, as described below. We include stock-based compensation expense, as appropriate, in each of these categories.

▹ Cost of goods sold.
This category includes the compensation expense for employees who produce the products we deliver to our customers. For example, this category covers the cost of production teams and analysts who write investment research reports. Cost of goods sold also includes other expenses such as postage, printing, and CD-ROM replication, as well as shareholder servicing fees for Morningstar Managed Portfolios and costs for outsourced product implementation expense for development projects associated with the Advice by Ibbotson service.

▹ Development.
This category mainly includes compensation expense for programmers, designers, and other employees who develop new products and make enhancements to existing products. In some cases, we capitalize the compensation costs associated with certain development projects. This reduces the expense that we would otherwise report in this category. We amortize these capitalized costs over the estimated economic life of the software, which is generally three years, and include this expense in depreciation and amortization.

▹ Sales and marketing.
This category includes compensation expense for our sales teams, product managers, and other marketing professionals. We also include the cost of advertising, direct mail campaigns, and other marketing programs to promote our products.

▹ General and administrative.
This category consists mainly of compensation expense for each segment's management team, as well as human resources, finance, and support employees for each segment. The category also includes compensation expense for senior management and corporate expenses, including corporate systems, accounting, legal, and facilities expense.

▹ Depreciation and amortization.
Our capital expenditures consist mainly of computers, leasehold improvements, and capitalized product development costs related to certain software development projects. We recognize depreciation and amortization costs for these items over their estimated useful lives, generally ranging from three to seven years. We also include amortization related to intangible assets, which is mainly driven by acquisitions, in this category.

International Operations

We consolidate the results of our majority-owned operations outside the United States. We account for our minority-owned investments in Japan, Korea, Denmark, and Sweden using the equity method.

How We Evaluate Our Business

When our analysts evaluate a stock, they focus on assessing the company's estimated intrinsic value—the value of the company's future cash flows, discounted to their worth in today's dollars. Our approach to evaluating our own business works the same way. Our goal is to increase the intrinsic value of our business over time, which we believe is the best way to create value for our shareholders.

We do not make public financial forecasts for our business because they are, by their nature, subjective and could have an effect on our company's stock price. We want to avoid creating any incentive within our company to "make the numbers."

We provide three specific measures that can help investors generate their own assessment of how our intrinsic value has changed over time:

▹ Revenue;
▹ Operating income (loss); and
▹ Free cash flow, which we define as cash provided by operating activities less capital expenditures.

Free cash flow is considered a non-GAAP financial measure under Securities and Exchange Commission (SEC) regulations. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses free cash flow to evaluate the performance of our business. Free cash flow is not equivalent to any measure of performance required to be reported under U.S. generally accepted accounting principles (U.S. GAAP), and should not be considered an indicator of our overall financial performance or liquidity. Moreover, the free cash flow definition we use may not be comparable to similarly titled measures reported by other companies.

Industry Overview

We monitor developments in the economic and financial information industry on an ongoing basis and use these insights to help inform our company strategy, product development plans, and marketing initiatives.

Investment Landscape, Research, and Data

After a strong rally toward the end of 2006, Morningstar's U.S. Market Index, a broad stock market benchmark, finished the year with a total return of 15.7%, compared with a 6.5% gain in 2005. Markets outside of the United States posted similarly strong results. With the investment climate generally favorable and all diversified equity-fund categories posting positive total returns for the year, mutual funds based in the United States enjoyed positive net inflows for the year, and cash flows into equity funds were about 16% higher than in 2005. Net cash flows into hybrid funds were lower than in 2005, but cash inflows to taxable bond, municipal bond, and money market funds all increased over 2005 levels. The number of mutual funds increased slightly to about 8,100 during 2006, and total fund assets increased by about 17% to $10.4 trillion as of year-end. The Investment Company Institute estimates that about 54.7 million households in the United States, or 48% of all households, own mutual funds. This total is still down slightly from the peak level in 2001, but higher than the totals in each of the previous four years.

We believe that continued asset growth and widespread usage of mutual funds is significant because a relatively large portion of Morningstar's business has historically focused on this area. However, this percentage has been declining as we've expanded into equity research and other areas.

The SEC issued interpretive guidance in July 2006 regarding the use of soft dollar payments, which are arrangements in which investment advisors receive research or other services from broker-dealers in exchange for executing trades through that broker. More recently, the Department of Labor proposed regulations that would require brokerage firms to report separately the cost of brokerage and research services provided to pension funds. Pension funds would also be required to disclose soft dollar research payments.

Also related to soft dollars, asset managers in the United Kingdom recently began disclosing the amount of brokerage commissions used for transaction costs and research. Trade associations for fund managers and brokers based in France recently issued recommendations to government regulators related to the amount and usage of brokerage commissions, and financial regulators in Canada have also proposed new soft dollar regulations that would require asset managers to itemize soft dollar costs and allocate them to clients.

We believe these developments are important because they underscore a longer-term trend toward greater pricing transparency and are prompting debate about the cost and value of securities research. In addition, we believe the trend toward unbundled commissions may place additional pressure on budgets for sell-side research, leading to further cuts in coverage lists and increased demand for independent research from companies such as Morningstar.

In September 2006, President Bush signed the Credit Agency Reform Act, which will allow companies that meet certain standards to register with the SEC as rating organizations, broadening competition from current restrictions that only allow credit ratings by five firms currently designated as nationally recognized rating agencies. We believe that increased competition in the credit ratings industry would be favorable for investors, and we're continuing to monitor the potential impact of this development on our business.

We continued to see strong interest in alternative asset classes during 2006. Hedge funds, in particular, continued to enjoy strong growth. Based on estimates published by Hennessee Group, hedge fund industry assets increased to $1.44 trillion in December 2006, a 17.5% increase from $1.2 trillion at the beginning of the year. The number of hedge funds and funds of funds continued to balloon, with more than 19,000 funds in existence as of December 2006 based on a study from PerTrac Financial Solutions, compared with about 12,250 as of December 2005. We substantially increased the size of our hedge fund database with our acquisition of the institutional hedge fund and separate account database division of InvestorForce. We're continuing to expand the information we provide on hedge funds to meet investors' need for information on this growing asset class.

Several firms, including Moody's, Standard & Poor's, and Fitch, have announced plans to introduce hedge-fund ratings in response to investor interest in this area. We continue to monitor developments in the industry and have continued to expand our analyst coverage on hedge funds. We're also continuing to evaluate the possibility of providing a rating system for hedge funds.

Following an appeals court ruling that overturned a previous SEC rule requiring hedge funds to register as investment advisors, numerous hedge fund firms have withdrawn their previous registrations. At the same time, losses experienced by individual funds have led some industry leaders to call for increased regulation. The SEC has also voiced concern about potential insider trading on the part of hedge funds, as well as the potential risks to hedge fund shareholders. Near the end of 2006, the SEC proposed increasing the minimum net worth requirement for hedge fund investors to $2.5 million, from $1.0 million previously. As debate about hedge fund regulation goes on, we plan to continue our efforts to make the industry more transparent for investors.

Asset growth in separately managed accounts was also relatively strong in 2005. Based on data from the Money Management Institute, assets in separate accounts increased by about 25% to reach $806 billion as of September 30, 2006, compared with $646 billion as of September 30, 2005.

Assets in exchange-traded funds (ETFs) increased 40% to reach about $422 billion as of December 2006, compared with $301 billion as of December 2005, based on data from the Investment Company Institute. ETFs continued to gain share from mutual funds in some specialized areas of the market because of their lower annual costs, particularly in passive investing strategies. To meet greater investor demand for information on ETFs, we have increased our analyst coverage in this area and introduced a new rating system for ETFs in March 2006. In addition, we recently launched an ETF newsletter and expanded our annual softcover reference guide, the *Morningstar ETFs 100*, to become the *Morningstar ETFs 150*.

Individual Investor Market

With market conditions generally positive, the environment for advertising sales has been relatively healthy. A recent report from the Interactive Advertising Bureau estimated that spending on Internet advertising totaled about $16 billion in 2006, a 28% increase over $12.5 billion in 2005. Many advertisers have continued to shift traditional print, radio, and television placements to the Internet. Based on research from Nielsen/NetRatings, page views to most retail investment Web sites remained fairly consistent in 2006. Page views to Morningstar.com remained lower than those of larger competing sites such as Yahoo! Finance, AOL Money & Finance, and MSN Money, but the time spent per visit and average page views per visit statistics remained higher than those of competing sites. We believe this indicates that investors view our site as useful and find value in the information we provide. We also appeal to a highly qualified audience based on income levels and investable assets.

Financial Advisor Market

The aging of the American population and the corresponding need for more information and advice on retirement income planning has been an important trend in the Advisor segment. To meet this need, in 2006 we launched Retirement Income Strategist, a Web-based software application that helps advisors analyze retirement income for clients who are retired or nearing retirement. Retirement Income Strategist helps advisors analyze whether an individual's savings will last during retirement and explore alternative scenarios for sustaining income during retirement. We also created a Retirement Income Education Center, a hosted Web site offering educational content and tools about retirement income for financial advisors affiliated with institutions.

Many advisors have also sought to streamline and simplify their operations; to meet this need, some advisors have been outsourcing investment management so they can spend more time on planning-related issues and client management. We've also seen a continuing consolidation trend among broker-dealers and other firms in the Advisor segment. For example, UBS increased the size of its advisor force by purchasing Piper Jaffray's brokerage unit in 2006. We believe that this ongoing acquisition trend is being driven by the desire to increase scale and maximize cost efficiencies. Independent financial advisors have continued to gain market share among high-net-worth investors, but larger institutions are benefiting from their lower cost structures and economies of scale. As the financial advisory landscape continues to evolve, we believe advisors will continue to demand comprehensive research platforms and integrated portfolio tools.

Institutional Market

In August 2006, President Bush signed the Pension Protection Act of 2006, which includes provisions for offering investment advice programs for participants in defined contribution plans. The investment advice provision went into effect for employer-sponsored retirement plans on January 1, 2007.

Among other things, the new act allows plan service providers, mutual fund companies, and brokerage firms to offer investment advice to plan participants using their own computer models (including advising them to invest in their own proprietary funds), subject to certification of the computer model by an independent expert. We're continuing to monitor the potential impact of this provision on our business. Although more companies may rely on retirement plan providers to offer investment advice to their employees, we believe there will be ongoing demand for third-party advice as well. In particular, we believe there may be opportunities for us to continue to license our computer-driven advice model to plan providers.

The legislation also contains provisions that may encourage automatic enrollment and the use of managed retirement accounts as a default investment option. Therefore, we believe this development may have a positive impact on the managed retirement accounts that we offer through Morningstar Associates and Ibbotson Associates, two of our investment advisory subsidiaries.

Continuing an industry-wide trend toward separating the manufacturing and distribution of investment portfolios, Merrill Lynch spun off its investment management group in 2006, selling its asset management group to BlackRock, an asset management firm. Also in 2006, Principal Financial completed its acquisition of Washington Mutual's mutual fund management arm, along with its distributor and shareholder-services business. In early 2007, the parent company of Putnam Investments (Marsh & McLennan Companies) reached an agreement to sell its asset-management unit. We continue to monitor mergers and acquisitions in the asset management industry because of their potential impact on specific areas of our business.

Performance Summary

The list below summarizes the key accomplishments and disappointments that our management team has highlighted related to our 2006 performance:

Accomplishments

▹ We successfully completed and integrated several acquisitions, including Ibbotson Associates, a leading provider of asset allocation research and services; Aspect Huntley, a leading provider of equity information, research, and financial trade publishing in Australia; and the hedge fund and separate account database division of InvestorForce.

▹ We significantly expanded our hedge fund, separate account, and European and offshore mutual fund databases. We created a pension and life fund database in the United Kingdom and established mutual fund databases in Taiwan and Singapore. We introduced new Investor Return data, also known as dollar-weighted return, to capture how the average investor fared in a fund.

▹ We launched several new Web-based software applications, including Retirement Income Strategist, which analyzes an investor's income needs in retirement; and Morningstar Portfolio Builder, which helps advisors quickly create portfolio proposals.

▹ We achieved meaningful sales of Morningstar Direct outside of the United States, with nearly 25% of Direct's revenue now coming from international markets. We also introduced several new products overseas, including Portfolio Builder and Morningstar Hypothetical Illustrator, a tool that creates customized historical investment illustrations.

Disappointments

▹ Software development for our major upgrade of Morningstar Direct took longer than we expected.

▹ The regulatory investigations into Morningstar Associates, which began in late 2004 and early 2005, continued to consume management's time in 2006 as we held ongoing discussions with regulators in an attempt to work toward a resolution.

Consolidated Results

($000)	2006	2005	2004	2006 Change	2005 Change
Revenue	**$ 315,175**	$ 227,114	$ 179,658	**38.8%**	26.4%
Operating income	**77,527**	46,480	17,735	**66.8%**	162.1%
Operating margin (%)	**24.6%**	20.5%	9.9%	**4.1 pp**	10.6pp
Cash used for investing activities	**$ (129,002)**	$ (16,913)	$ (22,750)	**662.7%**	(25.7)%
Cash provided by (used for) financing activities	**33,983**	25,256	(6,367)	**34.6%**	NMF
Cash provided by operating activities	**$ 98,677**	$ 48,445	$ 32,862	**103.7%**	47.4%
Capital expenditures	**(4,722)**	(7,451)	(7,730)	**(36.6)%**	(3.6)%
Free cash flow	**$ 93,955**	$ 40,994	$ 25,132	**129.2%**	63.1%

(NMF) not meaningful, (pp) percentage point(s)

As noted in How We Evaluate Our Business, free cash flow, which we define as cash provided by operating activities less capital expenditures, is considered a non-GAAP financial measure. This measure is not equivalent to any measure of performance required to be reported under U.S. GAAP and may not be comparable to similarly titled measures reported by other companies.

Consolidated Revenue

In 2006, our consolidated revenue increased by 38.8% over 2005. We finished the year with more than $300 million in consolidated revenue. This past year was notable for us because we made three key acquisitions: Ibbotson Associates, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. Adding these operations to our existing business contributed $36.4 million of revenue in 2006, the majority of which was from Ibbotson. While acquisitions helped expand our revenue base in 2006, we also generated strong organic growth. Without the impact of acquisitions and foreign currency translations, organic revenue increased 22.4% in 2006. Organic revenue is considered a non-GAAP financial measure. The table below presents a reconciliation from consolidated revenue to revenue excluding acquisitions and the impact of foreign currency translations (organic revenue):

($000)	2006	2005	Change
Consolidated revenue	**$ 315,175**	$ 227,114	38.8%
Less: acquisitions	**(36,434)**	—	NMF
Less: impact of foreign currency	**(793)**	—	NMF
Revenue excluding acquisitions and foreign currency translations	**$ 277,948**	$ 227,114	22.4%

In contrast to 2006, acquisitions had only a minor impact on our results in 2005. We acquired Variable Annuity Research Database Services (VARDS) from Finetre Corporation in January 2005, and this business contributed revenue of $2.4 million in 2005.

In both 2006 and 2005, our growth was diversified by segment, with all three segments generating meaningful revenue growth. Our Institutional segment is the largest of our three segments, so it has the greatest impact on our overall results. The Institutional segment generated a large percentage of our total revenue increase in both 2006 and 2005. Institutional segment revenue increased $50.2 million in 2006, accounting for about 56% of Morningstar's total revenue increase before eliminating intersegment revenue. In 2005, Institutional segment revenue increased by $17.5 million, generating about 38% of our total revenue increase before eliminating intersegment revenue. The Advisor segment accounted for approximately 25% of the revenue increase in both periods. Individual segment revenue increased $17.3 million, or 27.2%, in 2006 and $16.4 million, or 35.0%, in 2005.

Revenue by Segment ($000)	2006	2005	2004
Individual	**$ 80,706**	$ 63,448	$ 46,996
% of total	**25.6%**	27.9%	26.2%
Advisor	**$94,694**	$ 72,689	$ 60,880
% of total	**30.0%**	32.0%	33.9%
Institutional	**$ 146,085**	$ 95,947	$ 78,402
% of total	**46.4%**	42.2%	43.6%
Elimination of intersegment revenue	**$(6,310)**	$ (4,970)	$ (6,620)
% of total	**(2.0)%**	(2.1)%	(3.7)%
Consolidated revenue	**$ 315,175**	$ 227,114	$ 179,658

On a product level, Investment Consulting was the largest driver behind our revenue increase in 2006 and was also a major contributor to revenue growth in 2005. Newly added revenue from Ibbotson's consulting business generated more than 40% of the 2006 growth in Investment Consulting, with the remaining amount from Morningstar's existing consulting business. In both 2006 and 2005, we continued to expand our relationships and increase assets under management with existing clients for the asset allocation services we provide for funds of funds and variable annuities. Investment Consulting surpassed Licensed Data and Morningstar Advisor Workstation to become our single largest product based on revenue in 2006.

Advisor Workstation was the second-largest driver of the revenue increase in 2006 and the largest contributor in 2005. About 90% of the growth in this product was driven by the Enterprise Edition, which we offer to financial advisors affiliated with larger firms, with the remaining amount contributed by the Office Edition for independent financial advisors. Total licenses for Advisor Workstation in the United States increased by about 36% in 2006, and our average revenue per license also increased.

Newly incorporated revenue from EnCorr, an asset allocation software package we acquired with Ibbotson, was another major contributor to revenue growth in 2006. Morningstar.com and Licensed Data were the fourth and fifth largest drivers of revenue growth in both 2006 and 2005, although Morningstar.com's contribution was slightly larger relative to Licensed Data in 2006.

Principia was the only one of our top five products based on revenue that didn't experience revenue growth in 2006 and 2005 because many of our customers have been adopting Advisor Workstation, our newer Web-based investment planning system. Principia revenue was essentially flat in 2006 and declined about 2% in 2005. Our strategy for Principia is to continue increasing revenue per user to maintain the product's revenue base.

Equity Research, which mainly consists of revenue related to the Global Analyst Research Settlement, was another key contributor to revenue growth in both 2006 and 2005, but to a greater extent in 2005. We began recognizing revenue for our equity research related to the settlement in July 2004, which led to a favorable year-over-year comparison in 2005. In addition, we entered into an equity research agreement with a sixth investment bank involved in the settlement in September 2005 and began recognizing this new revenue in the fourth quarter of that year. Our revenue in this area also benefited in 2006 and 2005 because we've continued to increase the number of stocks under coverage, leading to higher contract values for some of the agreements related to the settlement.



$270,899
U.S. revenue
Non-U.S.
$13,850
$20,118
$25,410
$29,442
$44,276

($000)	2002	2003	2004	2005	**2006**
U.S. % change	14.2%	24.7	29.2	28.2	**37.0%**
Non-U.S. % change	87.1%	45.3	26.3	15.9	**50.4%**

Revenue from non-U.S. operations increased $14.9 million, or 50.4%, to $44.3 million in 2006. Our acquisitions of Aspect Huntley and Ibbotson contributed $8.3 million of the increase. Non-U.S. revenue made up about 14% of consolidated revenue in 2006, compared with about 13% in 2005. In 2005, our U.S. revenue grew at a faster pace than non-U.S. revenue, partly because of the new revenue related to the Global Analyst Research Settlement and growth in our Investment Consulting business in the United States. Foreign currency translations contributed $0.8 million of the increase in non-U.S. revenue in 2006 and $0.7 million in 2005. Excluding the impact of acquisitions and foreign currency translations, our non-U.S. revenue increased approximately 20% and 13% in 2006 and 2005, respectively.

The table below presents a reconciliation from international revenue to international revenue excluding acquisitions and the impact of foreign currency translations (organic revenue):

2006 vs. 2005 ($000)	**2006**	2005	Change
International revenue	**$ 44,276**	$ 29,442	50.4%
Less: acquisitions	**(8,268)**	—	NMF
Less: impact of foreign currency translations	**(793)**	—	NMF
Revenue excluding acquisitions and foreign currency translations	**$ 35,215**	$ 29,442	19.6%

2005 vs. 2004 ($000)	2005	2004	Change
International revenue	$ 29,442	$ 25,410	15.9%
Less: impact of foreign currency translations	(694)	—	NMF
Revenue excluding acquisitions and foreign currency translations	$ 28,748	$ 25,410	13.1%

Our five largest products based on revenue—Investment Consulting, Morningstar Advisor Workstation, Licensed Data, Morningstar.com, and Principia—represented 59.5% of our consolidated revenue in 2006, compared with 60.7% in 2005 and 61.5% in 2004. While the percentage of our revenue made up by our top five products has remained relatively consistent, the order of the products within the top five has changed each year. In 2005, Principia, historically our largest product, was surpassed by Licensed Data and Advisor Workstation. Investment Consulting became our largest product in 2006.

Top Five Products (Segment) 2006	Revenue ($000)	% of Consolidated Revenue
Investment Consulting (Institutional)	**$46,597**	**14.8%**
Advisor Workstation (Advisor)	**43,140**	**13.7**
Licensed Data (Institutional)	**37,730**	**12.0**
Morningstar.com (Individual)	**31,311**	**9.9**
Principia (Advisor)	**28,735**	**9.1**
Top Five Products (Segment) 2005		
Licensed Data (Institutional)	$32,435	14.3%
Advisor Workstation (Advisor)	29,280	12.9
Principia (Advisor)	28,788	12.7
Morningstar.com (Individual)	25,502	11.2
Investment Consulting (Institutional)	21,904	9.6
Top Five Products (Segment) 2004		
Principia (Advisor)	$29,231	16.3%
Licensed Data (Institutional)	27,203	15.1
Morningstar.com (Individual)	20,670	11.5
Advisor Workstation (Advisor)	19,464	10.8
Investment Consulting (Institutional)	13,853	7.7

Revenue Composition

As discussed in the Recurring Revenue section of Key Business Characteristics, we separate our revenue into three categories: new revenue, renewal revenue, and "walk-in" revenue.

The following graph illustrates the composition of our revenue over the past four years.



$278.8
$227.1
$179.7
$139.5
New
Renewal
Net walk-in
↑ 83.8%

Revenue Composition ($mil)	2003	2004	2005	**2006**
New revenue	$ 31.5	$ 45.6	$ 39.0	**$ 45.1**
Renewal revenue	36.9	40.8	65.9	**101.2**
Net walk-in revenue	71.1	93.3	122.2	**132.5**
Revenue excluding 2006 acquisitions	$139.5	$179.7	$227.1	**$278.8**
Revenue from 2006 acquisitions	—	—	—	**$ 36.4**
Consolidated revenue	$139.5	$179.7	$227.1	**$315.2**

Our 2006 revenue consisted of $45.1 million in new revenue, or 16.2%, of our revenue excluding acquisitions for the year. Renewal revenue accounted for $101.2 million, or 36.3%, of revenue excluding acquisitions. Walk-in revenue accounted for $132.5 million, or 47.5%, of this amount.

As of January 1, 2007, our estimate of 2007 walk-in revenue was $182.9 million, which includes $21.2 million from acquisitions completed in 2006. This estimate is subject to change based on cancellations during the year, the impact of currency translations, and other routine adjustments. In comparison, our walk-in revenue as of January 1, 2006, was $138.8 million. In the second quarter of 2006, we reclassified a portion of our revenue composition, reducing 2006 walk-in revenue by $5.0 million, to more accurately reflect the cancellation terms of certain institutional contracts. Cancellations, foreign currency translations, and other routine adjustments subsequently reduced this revenue by $1.3 million, or approximately 1%, to $132.5 million by the end of 2006. This amount includes the positive impact of a one-time payment we received in the third quarter of 2006 because two clients merged and eliminated a redundant license. The walk-in revenue figure does not include variable revenue from asset-related services such as Morningstar Managed Portfolios, managed retirement account services, and Investment Consulting that are calculated as a percentage of total assets under management. These areas of our business have been increasing over the past several years.

In 2006, we estimate that our retention rate for subscription-based products, such as Principia, Premium Membership service, and print and online newsletters, averaged between 60% to 65%, consistent with the level shown in 2005. For contract-based products and services, we estimate that our weighted average renewal rate was between 95% and 100% in 2006, compared with an estimated 100% to 105% in 2005. The figure for contract-based products includes the impact of price changes and changes to the contract value upon renewal, as well as changes in the value of variable contracts. The renewal rate for contract-based products and services declined slightly in 2006 for three main reasons: 1) the impact of outstanding renewals in our data services business; 2) our strategy of discontinuing some lower-margin contracts in our Retirement Advice business; and 3) a smaller increase in the number of incremental users added upon renewal in 2006 relative to 2005 for certain products, such as Morningstar Direct. While we're satisfied with the retention and renewal rates we achieved in 2006, we constantly strive to improve these measures because the cost of maintaining existing customers is lower than the cost of acquiring new customers to replace business that doesn't renew.


100–105%
60–65%
95–100%
60–65%
Renewal (contract-based products)
Retention (subscription-based products)
Renewal (contract-based products)
Retention (subscription-based products)
2005
2006

Consolidated Operating Expense

($000)	2006	2005	2004
Operating expense	**$ 237,648**	$ 180,634	$ 161,923
% change	**31.6%**	11.6%	
% of revenue	**75.4%**	79.5%	90.1%
Change	**(4.1)pp**	(10.6)pp	

Our consolidated operating expense increased $57.0 million in 2006. Two key factors impacted all of our operating expense categories: compensation-related costs (including incentive compensation) and recent acquisitions. Bonus expense recorded in 2006 increased $15.8 million because of continued improvements in our financial performance, as well as increased headcount. A majority of our bonus pool is based on growth in our operating income, which may or may not recur.

Other compensation-related expense, mainly including salaries, benefits, and sales commissions, increased $19.9 million because of an increase in headcount, as well as annual salary increases. We had approximately 1,440 employees worldwide as of December 31, 2006, compared with approximately 1,130 as of December 31, 2005. About half of the increase in headcount was related to acquisitions, and a good portion of the remaining increase was from continued hiring in our development center in China.

Lower stock-based compensation expense partially offset increases in all of our operating expense categories, but to a limited extent. Stock-based compensation expense decreased $2.3 million in 2006 because we are no longer required to record expense under the liability method. In the first quarter of 2005, we recorded $2.8 million of stock-based compensation expense under this method, which did not recur in 2006.

In addition to higher compensation-related expenses, the increase in operating expense includes $6.2 million of amortization expense for the intangible assets acquired with Ibbotson, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. We expect that amortization of these intangible assets will be an ongoing cost through the useful lives of these assets, which generally range from three to 25 years.

Our consolidated operating expense increased $18.7 million in 2005. Approximately half of this increase was from higher cost of goods sold; the remaining portion of the increase occurred across other operating expense categories. The increase in consolidated operating expense was largely driven by a $15.6 million increase in compensation-related costs, including salaries, bonus, benefits, and sales commissions, stemming from higher headcount. We record these costs in the various operating expense categories as appropriate. We had approximately 1,130 employees worldwide as of December 31, 2005, compared with approximately 1,000 as of December 31, 2004. Approximately 60% of the increase in headcount was driven by technical staffing in our development center in China. Most of the remaining increase in headcount consists of additional stock analysts in our U.S. operations and increased staffing in our corporate departments to meet the requirements of being a public company. An increase in spending for corporate initiatives and legal fees and a decline in capitalized internal product development costs also contributed to the increase in operating expense. A decline in stock-based compensation expense of $5.8 million in 2005 partially offset the increase in compensation costs and other operating expenses.

Cost of Goods Sold

($000)	2006	2005	2004
Cost of goods sold	**$ 86,975**	$ 64,408	$ 54,709
% change	**35.0%**	17.7%	
% of revenue	**27.6%**	28.4%	30.5%
Change	**(0.8)pp**	(2.1)pp	
Gross profit	**$ 228,200**	$ 162,706	$ 124,949
% change	**40.3%**	30.2%	
Gross margin	**72.4%**	71.6%	69.5%
Change	**0.8pp**	2.1pp	

Cost of goods sold has generally been our largest category of operating expense, and that pattern continued in 2006. Our business relies heavily on human capital, and cost of goods sold includes the compensation expense for employees who produce the products and services we deliver to our customers. Cost of goods sold increased $22.6 million in 2006, which was mainly driven by higher bonus expense and other compensation-related expense from increased headcount. While compensation and bonus expense increased across all three of our business segments, the increase was more pronounced in our Institutional segment because a larger portion of the headcount additions from recent acquisitions occurred in this segment.

Acquisitions, primarily Ibbotson, also contributed to the increase in cost of goods sold. In 2006, we recorded $2.8 million of outsourced product implementation expense associated with the Advice by Ibbotson service. Costs for outsourced product implementation may or may not recur, depending on client requests for development projects in a given period.

Our gross margin in 2006 increased to 72.4%, compared with 71.6% in 2005, reflecting revenue growth that outpaced the increase in cost of goods sold.

Cost of goods sold increased $9.7 million in 2005. Compensation expense increased in all three segments, but mainly reflects additional costs for newly hired stock analysts in our Individual segment. Shareholder servicing fees related to Morningstar Managed Portfolios, which increased because of higher assets under management, contributed $1.5 million to the increase in cost of goods sold.

As a percentage of revenue, cost of goods sold declined by about 2 percentage points in 2005. This partly reflects the timing of hiring expenses for our independent equity research. We began incurring incremental compensation costs at the beginning of 2004 as we increased staffing in preparation for the ramp-up of our equity research efforts. We continued to increase staffing in 2005, but had already completed the majority of the staffing increase in 2004. As a result, cost of goods sold increased less dramatically in 2005.

Because cost of goods sold declined as a percentage of revenue in 2005, gross margin showed a corresponding increase. Gross margin has been steadily increasing over the past several years, to 72.4% in 2006 from 69.5% in 2004.

Development Expense

($000)	2006	2005	2004
Development expense	**$ 29,494**	$ 19,654	$ 16,167
% change	**50.1%**	21.6%	
% of revenue	**9.4%**	8.7%	9.0%
Change	**0.7pp**	(0.3)pp	

Development expense increased $9.8 million in 2006. This increase was mainly driven by higher compensation costs, including incentive compensation and other compensation-related expense. We continued to increase hiring for our programming and development staff, and we also increased headcount in this area through acquisitions. We had about 340 programmers and other technology staff as of year-end 2006, compared with about 300 at the end of 2005. Because hiring and acquisitions both increased our cost base in this area, development expense increased as a percentage of revenue over 2005 levels.

Development expense increased $3.5 million in 2005 because of increased hiring for programming and development staff (primarily in our Advisor and Institutional segments) and a reduction in the amount of expense capitalized related to development projects. We capitalize compensation costs associated with certain development projects, which reduces the costs included in development expense. Many of the projects for which we capitalized product development costs in 2004 have now been placed into service, and the ongoing costs are no longer capitalized. Instead, we expense these costs as incurred. In 2005, we capitalized $0.4 million of development costs, compared with $2.8 million in 2004. As a percentage of revenue, development expense was slightly lower in 2005 compared with 2004.

Sales and Marketing Expense

($000)	2006	2005	2004
Sales and marketing expense	**$ 50,614**	$ 39,071	$ 36,034
% change	**29.5%**	8.4%	
% of revenue	**16.1%**	17.2%	20.1%
Change	**(1.1)pp**	(2.9)pp	

Sales and marketing expense increased $11.5 million in 2006. More than a third of this increase was driven by added compensation expense from increased hiring for sales and marketing staff, mainly in our Advisor and Institutional segments. Higher incentive compensation and, to a lesser extent, commission expense and marketing costs, also drove the increase in this cost category. Incremental costs added by acquisitions also contributed to the growth in this category because of increases in headcount and the number of products and services sold. As a percentage of revenue, sales and marketing expense continued to decline as revenue growth outpaced the increase in cost, but less than in 2005.

Sales and marketing expense increased $3.1 million in 2005 because of higher sales commissions, salaries, and benefits expense. We incurred additional commission costs because of both increased sales volume, primarily in our Advisor and Institutional segments, and changes to the incentive structure for certain products in the Advisor segment, including Principia and Advisor Workstation Office Edition. Salaries and benefits included in this expense category also increased, mainly because of an increase in headcount for the sales and marketing team in our Advisor segment. Because our revenue base increased at a faster pace than our sales and marketing expense, sales and marketing expense as a percentage of revenue declined by about 3 percentage points in 2005.

General and Administrative Expense

($000)	**2006**	2005	2004
General and administrative expense	**$ 55,590**	$ 49,235	$ 46,788
% change	**12.9%**	5.2%	
% of revenue	**17.6%**	21.7%	26.0%
Change	**(4.1)pp**	(4.3)pp	

General and administrative expense has generally been our second largest category of operating expense following cost of goods sold. That pattern continued in 2006, but general and administrative costs continued to decline as a percentage of revenue. General and administrative expense increased $6.4 million in 2006, mainly driven by increases in incentive compensation and incremental expense added by acquisitions. This increase was partially offset by a $1.8 million decrease in stock-based compensation expense, which dropped because we did not record any stock-based compensation expense under the liability method in 2006. In addition, legal expense was essentially flat in 2006. Overall, most costs included in this category rose at a lower rate than revenue, and general and administrative expense as a percentage of revenue declined by about 4 percentage points in 2006.

In 2005, the $2.4 million increase in general and administrative expense mainly included higher compensation costs, which increased primarily because we added staff in our corporate departments to meet the requirements of being a public company. Higher incentive compensation also contributed to the increase in this area in 2005. We also incurred $2.0 million more for spending on corporate initiatives and legal fees related to regulatory investigations in 2005 than in 2004. In addition, we increased our offer to settle various claims related to Morningstar Research Pty Limited (Morningstar Australia). Refer to Note 16 of the Notes to our Consolidated Financial Statements for more information regarding this litigation. Stock-based compensation expense included in general and administrative expense decreased $4.3 million in 2005, which largely offset the increases in other areas. The decrease in stock-based compensation expense was driven by a decline in expense for options accounted for under the liability method, as described below. Because our general and administrative expense increased at a slower pace compared with our revenue growth, general and administrative expense as a percentage of revenue declined by about 4 percentage points in 2005.

Depreciation and Amortization Expense

($000)	**2006**	2005	2004
Depreciation and amortization expense	**$ 14,975**	$ 8,266	$ 8,225
% change	**81.2%**	0.5%	
% of revenue	**4.8%**	3.6%	4.6%
Change	**1.2pp**	(1.0)pp	

Depreciation and amortization expense rose $6.7 million in 2006. This increase was almost entirely driven by amortization expense from intangible assets acquired with Ibbotson, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. We expect that amortization of these intangible assets will be an ongoing cost for the remaining life of the assets. The increase in amortization expense was slightly offset by a decrease in depreciation and amortization expense for certain capitalized internal product development costs and computer equipment that are now fully depreciated.

Depreciation and amortization expense increased slightly in 2005 primarily because of amortization of the intangible assets related to the VARDS acquisition. This increase was offset by a decrease in depreciation and amortization expense for capitalized software, computer equipment, and capitalized internal product development costs, as many of the assets in these categories are now fully depreciated.

Stock-Based Compensation Expense

The majority of our stock-based compensation expense relates to employee stock option grants. Beginning in May 2006, we began granting restricted stock units instead of stock options.

We have historically used two different methods of accounting for employee stock options: the liability method, which involves recording a liability for vested options equal to the difference between the option exercise price and the fair value per share of the common stock, and the equity method, which is based on the Black-Scholes value of the option at the time of the grant and recorded over the vesting period of the option. Following our initial public offering in May 2005, we are no longer required to settle stock options in cash, and therefore are no longer required to record stock-based compensation expense under the liability method.

The following table summarizes our stock-based compensation expense:

($000)	**2006**	2005	2004
Stock-based compensation expense –liability method	**$ —**	$ 2,810	$ 8,963
% change	**(100.0)%**	(68.6)%	
Stock-based compensation expense –equity method	**8,575**	8,085	7,760
% change	**6.1%**	4.2%	
Total stock-based compensation expense	**$ 8,575**	$ 10,895	$ 16,723
% change	**(21.3)%**	(34.9)%	
% of revenue	**2.7%**	4.8%	9.3%
Change	**(2.1)pp**	(4.5)pp	

Total stock-based compensation expense declined $2.3 million in 2006, largely because we did not record any stock-based compensation expense under the liability method in 2006. Stock-based compensation expense recorded under the equity method increased, but by only a small amount. An increase in expense related to our annual equity grant in May 2006, which consisted of restricted stock units, was substantially offset by lower expense recorded for stock options granted in previous years, as certain options became fully vested and no longer require us to record additional expense.

In 2007, we expect to record approximately $8.8 million of stock-based compensation expense for all stock-based awards outstanding as of December 31, 2006.

In 2005, total stock-based compensation expense declined $5.8 million compared with 2004. Stock-based compensation expense recorded under the liability method declined $6.2 million in 2005. The expense recorded under the liability method in 2005 reflects the expense recorded through the first quarter, when we adjusted the liability to reflect our initial public offering price of $18.50 per share compared with a fair value of $17.50 per share as of December 31, 2004. The expense recorded under the liability method in 2004 reflects a $2.80 increase in the fair value per share of our common stock to $17.50 per share as of December 31, 2004 from $14.70 per share as of December 31, 2003.

Stock-based compensation expense recorded under the equity method increased $0.3 million in 2005. This increase mainly reflects the impact of approximately 1.1 million options granted in 2005, as well as ongoing expense associated with options granted in 2004 and prior years. This increase was partially offset by lower expense for options granted in previous years, which are now fully vested and no longer require recording additional expense.

Bonus Expense

($000)	**2006**	2005	2004
Bonus expense	**$ 38,341**	$ 22,511	$ 21,037
% change	**70.3%**	7.0%	
% of revenue	**12.2%**	9.9%	11.7%
Change	**2.3pp**	(1.8)pp	

Bonus expense recorded in 2006 increased $15.8 million, with the increase driven by improved financial performance versus 2005 and incremental bonus expense from acquisitions. We pay annual bonuses in proportion to our operating income. We include bonus expense in each of our operating expense categories. Because the two factors mentioned above caused a substantial increase in the size of the bonus pool, bonus expense as a percentage of revenue increased by about 2 percentage points in 2006.

Bonus expense increased $1.5 million in 2005. This category of expense increased primarily because our financial performance in 2005 exceeded our financial performance in 2004. The impact of this increase was partially offset because our bonus expense in 2004 included a special bonus for our analyst team that did not recur in 2005.

Consolidated Operating Income

($000)	**2006**	2005	2004
Operating income	**$ 77,527**	$ 46,480	$ 17,735
% change	**66.8%**	162.1%	
% of revenue	**24.6%**	20.5%	9.9%
Change	**4.1pp**	10.6pp	

Consolidated operating income increased $31.0 million in 2006. Despite incremental costs added by acquisitions, such as amortization of intangible assets and increased compensation-related expense, our operating margin continued to improve because our revenue base expanded at a faster rate than operating expenses. The lower rate of growth in general and administrative costs, in particular, allowed us to realize operating leverage in our consolidated results. We also realized operating leverage from revenue growth in products that have had slower-growing costs, such as Investment Consulting, Advisor Workstation, Licensed Data, and Morningstar.com. Our operating margin was also positively impacted by a $2.3 million decrease in stock-based compensation expense.


$315,175
$227,114
$179,658
$139,496
Consolidated revenue
$109,619
$77,527
Operating income (loss)

($000)	2002	2003	2004	2005	**2006**
Revenue % change	20.2%	27.3%	28.8%	26.4%	**38.8%**
Operating income % change	NMF	NMF	NMF	162.1%	**66.8%**
Operating margin %	NMF	NMF	9.9%	20.5%	**24.6%**
Change	NMF	NMF	NMF	10.6pp	**4.1pp**

Our operating margin increased more dramatically in 2005. This increase was primarily driven by the timing of revenue and expense associated with the Global Analyst Research Settlement, the $5.8 million decrease in stock-based compensation expense, and the operating leverage inherent in our business. 2005 was the first full year of revenue from equity research associated with the Global Analyst Research Settlement. In 2005, we were able to increase costs associated with this revenue at a lower rate because much of the cost increases occurred in 2004 as we built our staff in anticipation of this revenue. In addition, revenue growth for many of our Institutional products, such as Investment Consulting and Licensed Data, increased during the year. We were able to increase costs in most of the related expense categories at a lower rate than this revenue growth.

Consolidated Free Cash Flow

We generated free cash flow of $94.0 million in 2006, reflecting cash provided by operating activities of $98.7 million and capital expenditures of $4.7 million. Free cash flow more than doubled compared with 2005, primarily reflecting a $50.3 million increase in cash provided by operating activities. In addition, capital expenditures declined by approximately $2.7 million compared with 2005. We spent less on leasehold improvements in 2006 after completing major build-outs of our office space in London and China in 2005. The increase in cash provided by operating activities was primarily driven by higher net income, as well as a reduction in income tax payments and an increase in accrued compensation. In 2006, we paid $9.9 million less for income taxes than we did in 2005 because of the cash tax benefits we received from the Ibbotson acquisition. Free cash flow as a percentage of revenue was 29.8% in 2006, compared with 18.0% in 2005.

In 2005, we generated free cash flow of $41.0 million, reflecting cash provided by operating activities of $48.4 million and capital expenditures of $7.4 million. Free cash flow increased by $15.9 million in 2005, reflecting a $15.6 million increase in cash provided by operating activities, which was driven by an increase in net income, as well as an approximately $0.3 million reduction in capital expenditures. As a percentage of revenue, free cash flow was 18.0% of revenue in 2005, compared with 14.0% in 2004. The decrease in capital expenditures in 2005 primarily reflects lower capitalized internal product development costs. Because several products for which costs were previously capitalized have now been put into service, we expense the ongoing costs as we incur them.

The table below presents a reconciliation between the increase in net income and the increase in cash flow provided by operating activities:

($000)	**2006**	2005	2004	**2006 Change**	2005 Change
Net income	**$51,762**	$31,117	$ 8,809	**$ 20,645**	$ 22,308
Adjustments to reconcile net income to net cash flows from operating activities:					
Non-cash items included in net income	**3,707**	20,647	23,899	**(16,940)**	(3,252)
Changes in operating assets and liabilities, net of effects of acquisitions:					
Accrued compensation	**16,426**	6,997	—	**9,429**	6,997
Income taxes payable	**26,696**	(2,438)	3,763	**29,134**	(6,201)
Accounts receivable	**(9,261)**	(14,989)	(10,866)	**5,728**	(4,123)
Deferred revenue	**10,967**	7,364	7,038	**3,603**	326
Other	**(1,620)**	(253)	219	**(1,367)**	(472)
Cash provided by operating activities	**$98,677**	$48,445	$32,862	**$50,232**	$15,583


$98,677
$48,445
$29,705
$32,862
$16,542
Cash provided by operating activities

($000)	2002	2003	2004	2005	**2006**
% change	NMF	79.6%	10.6%	47.4%	**103.7%**

The $50.3 million increase in cash provided by operating activities in 2006 outpaced the $20.7 million increase in net income. The increase in net income and a reduction in net operating assets and liabilities (working capital excluding cash) were the two main factors driving this trend. The $46.5 million reduction in working capital excluding cash was mainly caused by an increase in income taxes payable and accrued compensation. The increase in income taxes payable reflects the increase in taxable income, mainly in the United States, and a $9.9 million reduction in the amount of cash paid for income taxes in 2006, as we were able to reduce income tax payments because of the cash tax benefits related to the cancellation of Ibbotson's stock options. The growth in accrued compensation reflects the increase in the size of the bonus liability partially offset by a $5.0 million increase in the amount of cash paid for bonuses. A reduction in non-cash items included in net income partially offset these positive factors. We anticipate making bonus payments of approximately $35 million in the first quarter of 2007, compared with $23.0 million of bonus payments made in the first quarter of 2006.

In 2005, the increase in cash provided by operating activities of $15.6 million lagged the $22.3 million increase in net income. Several items contributed to lower relative growth in cash provided by operating activities in 2005. Income tax payments and bonus payments had the largest impact on the gap between cash provided by operating activities and net income. Income tax payments in 2005 increased $12.9 million compared with the previous year. In 2004, we used the majority of our U.S. net operating losses, reducing the amount of taxes paid. Bonus payments in 2005 increased $5.7 million compared with 2004, reflecting strong business performance during 2004, as well as the last installment of a special bonus established for our analyst team in 2004. In addition, non-cash items included in net income decreased primarily because of lower deferred income tax expense. While income tax payments, bonus payments, and non-cash items included in net income lowered our cash flow provided by operating activities, they were largely offset by a greater cash flow benefit in 2005 arising from changes in operating assets and liabilities. More than half of this benefit reflects increases in accounts payable and accrued expenses; the remaining increase was driven by accrued income taxes and accrued compensation, excluding the payments discussed above.

Segment Results

($000)	2006	2005	2004	2006 Change	2005 Change
Revenue					
Individual	**$ 80,706**	$ 63,448	$ 46,996	**27.2%**	35.0%
Advisor	**94,694**	72,689	60,880	**30.3%**	19.4%
Institutional	**146,085**	95,947	78,402	**52.3%**	22.4%
Elimination of intersegment revenue	**(6,310)**	(4,970)	(6,620)	**27.0%**	(24.9)%
Consolidated revenue	**$ 315,175**	$ 227,114	$ 179,658	**38.8%**	26.4%
Operating income					
Individual	**$ 22,921**	$ 15,005	$ 2,603	**52.8%**	476.5%
Advisor	**26,734**	14,617	8,999	**82.9%**	62.4%
Institutional	**37,244**	20,544	7,133	**81.3%**	188.0%
Corporate items and eliminations	**(9,372)**	(3,686)	(1,000)	**154.3%**	268.6%
Consolidated operating income	**$ 77,527**	$ 46,480	$ 17,735	**66.8%**	162.1%
Operating margin					
Individual	**28.4%**	23.6%	5.5%	**4.8pp**	18.1pp
Advisor	**28.2%**	20.1%	14.8%	**8.1pp**	5.3pp
Institutional	**25.5%**	21.4%	9.1%	**4.1pp**	12.3pp
Consolidated operating margin	**24.6%**	20.5%	9.9%	**4.1pp**	10.6pp

Individual Segment

Our Individual segment focuses on products and services for individual investors. The largest product in this segment based on revenue is our U.S.-based Web site, Morningstar.com, which includes both paid Premium Membership service and sales of Internet advertising space. Our Individual segment also includes Morningstar Equity Research, which we distribute through several channels. Investors can access our equity research through our Premium Membership offering on Morningstar.com. In addition, our equity research is distributed through six major investment banks to meet the requirements for independent research under the Global Analyst Research Settlement, as well as to several other companies who provide our research to their affiliated financial advisors or to individual investors.

We also offer a variety of print publications on stocks and mutual funds, including our monthly newsletters, *Morningstar FundInvestor* and *Morningstar StockInvestor*, and our twice-monthly publication, *Morningstar Mutual Funds*. We sell several annual reference guides, including the *Morningstar Funds 500*, the *Morningstar Stocks 500*, the *Morningstar ETFs 150*, and the *Stocks, Bonds, Bills, and Inflation Yearbook*. Since we acquired Aspect Huntley in July 2006, this segment also includes several newsletters and other publications for Australian investors. Also, with the addition of Aspect Huntley, our Individual segment now includes revenue from both U.S. and non-U.S. operations. In 2006, 2005, and 2004 this segment represented, before intersegment eliminations, 25.6%, 27.9%, and 26.2%, respectively, of our consolidated revenue.



$63,448
Revenue
$46,996
$22,921
Operating income

Individual Segment ($000)	2004	2005	2006
Revenue % change	32.7%	35.0%	**27.2%**
Operating income % change	n/a	476.5%	**52.8%**
Operating margin %	5.5%	23.6%	**28.4%**
Change	—	18.1pp	**4.8pp**

In 2006, revenue for the Individual segment increased $17.3 million compared with 2005. Our acquisitions of Aspect Huntley and Ibbotson contributed $5.1 million to 2006 revenue, with Aspect Huntley contributing about 70% of this incremental revenue. In 2005, our revenue increased $16.4 million compared with 2004, with all of the revenue growth generated organically. Excluding acquisitions, the product contributing the most to segment revenue in 2006 was Morningstar.com, which includes Premium Membership and Internet advertising sales.

This product was the second-largest driver of segment revenue growth during 2005. The number of subscriptions for Morningstar.com Premium service has significantly expanded over the past three years to 165,957 as of December 31, 2006, compared with 147,010 as of December 31, 2005 and 131,035 as of December 31, 2004. In addition, consistent with the trend over the past few years, we moderately increased subscription prices for Premium Membership in both January 2006 and 2005. Internet advertising sales growth was also strong in both years, increasing about 25% in 2006 and 35% in 2005.

Morningstar Equity Research, which mainly includes revenue related to the Global Analyst Research Settlement, was the second-largest contributor to revenue growth in 2006, and the largest driver in 2005. We began recognizing revenue for our equity research related to the settlement in July 2004, which led to a favorable year-over-year comparison in 2005. In addition, we entered into an equity research agreement with a sixth investment bank involved in the settlement in September 2005 and began recognizing this new revenue in the fourth quarter of that year. Our revenue in this area also benefited in 2006 and 2005 because we've continued to increase the number of stocks under coverage, leading to higher contract values for some of the agreements related to the settlement.

In 2006, operating income for the Individual segment increased $7.9 million compared with 2005, and in 2005, operating income increased $12.4 million compared with 2004. The increase in operating income in both years reflects revenue that grew at a faster rate than operating expense, though this leverage was more pronounced in 2005. The $9.4 million and $4.0 million of growth in operating expense in 2006 and 2005, respectively, was mainly driven by higher compensation-related expense, particularly in cost of goods sold. Hiring for our equity analyst team, whose compensation costs are included in cost of goods sold, contributed to this increase. The team expanded to 113 analysts worldwide as of December 31, 2006, compared with 87 as of December 31, 2005 and 73 as of December 31, 2004. An increase in bonus expense in 2006 as well as incremental expense added by acquisitions were also significant drivers of operating expense growth in that year. Bonus expense decreased in 2005 because this category included a special bonus for our analyst team in 2004 that did not recur in 2005. A decrease in stock-based compensation expense of $1.1 million in 2006 and $1.8 million in 2005 partially offset expense increases in both years.

Because our revenue grew at a faster pace than operating expense in both 2006 and 2005, our operating margin improved 4.8 percentage points in 2006 and 18.1 percentage points in 2005. Our margin improvement in 2005 was more significant partly because of a difference in the timing between revenue and expense associated with the Global Analyst Research Settlement. Beginning in 2004, we invested heavily in the hiring of our analyst team in anticipation of the revenue associated with the settlement. We began recognizing revenue from the settlement at the end of July 2004. This resulted in higher compensation-related costs with no corresponding increase in revenue for the first seven months of 2004. In 2005, however, we had a full year of revenue to cover costs. As a result, operating margin significantly improved in 2005 compared with 2004. The decrease in stock-based compensation expense in both 2006 and 2005 had a favorable impact on operating margins.

Advisor Segment

Our Advisor segment focuses on products and services for financial advisors. Key products in this segment based on revenue are Morningstar Advisor Workstation and Morningstar Principia. Advisor Workstation is a Web-based investment planning system that provides financial advisors with a comprehensive set of tools for conducting their core business, including investment research, planning, and presentations. Advisor Workstation is available in two editions: the Office Edition for independent financial advisors and the Enterprise Edition for financial advisors affiliated with larger firms. Principia is our CD-ROM-based investment research and planning software for financial advisors. In addition, we offer Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund and exchange-traded fund portfolios tailored to different investment time horizons and risk levels that financial advisors can use for their clients' taxable and tax-deferred accounts.

Following our acquisition of Ibbotson, we began offering a series of NASD-reviewed Financial Communications materials that advisors can use to educate clients about asset allocation and demonstrate other key investment concepts, as well as data and graphs that financial advisors can license for use in published materials. Following our acquisition of Aspect Huntley, this segment also includes investment conferences and software that we sell to financial planners and other market participants in Australia. In 2006, 2005, and 2004, this segment represented, before intersegment eliminations, 30.0%, 32.0%, and 33.9%, respectively, of our consolidated revenue.


$94,694
$72,689
Revenue
$60,880
$26,734
Operating income

Advisor Segment ($000)	2004	2005	**2006**
Revenue % change	23.8%	19.4%	**30.3%**
Operating income % change	n/a	62.4%	**82.9%**
Operating margin %	14.8%	20.1%	**28.2%**
Change	—	5.3pp	**8.1pp**

In 2006, revenue for the Advisor segment increased $22.0 million compared with 2005. Acquisitions contributed $6.2 million of revenue in 2006, primarily from sales of Financial Communications materials and advisor-focused Ibbotson software tools. In 2005, revenue for the Advisor segment increased $11.8 million compared with 2004. Acquisitions had a smaller impact on revenue growth in 2005, with our acquisition of VARDS contributing $0.4 million. In both 2006 and 2005, the increase in revenue was primarily driven by Morningstar Advisor Workstation. We continued to see strong growth in licenses of the Enterprise Edition of Morningstar Advisor Workstation, and we entered into numerous new agreements in both years. In addition, we also experienced strong renewals for the product during 2006 and 2005, and several contracts that were scheduled to expire renewed at significantly higher price points, reflecting both higher user counts and an increase in the amount of functionality licensed. In 2005, revenue from Advisor Workstation surpassed revenue from Principia, which historically had been our largest product, to become our second-largest product company-wide, and it continued to hold this ranking in 2006. The number of U.S. licenses for Morningstar Advisor Workstation increased to 153,838 as of December 31, 2006, compared with 113,461 as of December 31, 2005 and 80,235 as of December 31, 2004.

Morningstar Managed Portfolios also contributed to revenue growth in both 2006 and 2005, but to a lesser degree than Advisor Workstation. Assets under management for Morningstar Managed Portfolios increased to $1.8 billion as of December 31, 2006, compared with $1.4 billion as of December 31, 2005 and $936.0 million as of December 31, 2004. Principia revenue remained flat in 2006 and declined slightly in 2005. The number of subscriptions for Principia has been declining over the past few years to 47,835 as of December 31, 2006 from 49,728 as of December 31, 2005 and 51,308 as of December 31, 2004.

While the number of subscriptions has decreased, average revenue per subscription increased in both years because of an increase in the number of higher-priced advanced modules sold, previous price increases, and, in 2005, reductions in certain discount programs.

In 2006, operating income increased $12.1 million compared with 2005, and in 2005, operating income increased $5.6 million compared with 2004. In both years, the increase in operating income reflects an increase in revenue partially offset by higher operating expense in all categories. Operating expense increased $9.9 million and $6.2 million, respectively, in 2006 and 2005. An increase in cost of goods sold was the biggest driver in both years, contributing almost half of the expense increase in 2006 and more than one-third of the expense increase in 2005. Higher cost of goods sold in both years partly reflects increased compensation costs from additional headcount. In 2006, an increase in bonus expense as well as incremental costs added by acquisitions were also major drivers behind the cost increase in this category. In 2005, an increase in shareholder servicing fees related to higher levels of assets under management for Morningstar Managed Portfolios was a major contributor to higher cost of goods sold.

The remaining operating expense growth in 2006 primarily reflects an increase in sales and marketing expense, driven by compensation-related expense, including bonuses. Incremental costs added by acquisitions also contributed to expense growth in all categories. In 2005, an increase in general and administrative expense, driven by higher corporate overhead expense, contributed a little less than one-third of the increase in operating expense. The remaining increase in operating expense in 2005 primarily reflects increased sales and marketing expense, which was driven by higher compensation-related expense and commissions for sales of Advisor Workstation and Principia. The higher sales commissions reflect increased sales volume in Advisor Workstation and changes to the incentive structure for both products.

A decrease in stock-based compensation of $0.7 million and $1.7 million in 2006 and 2005, respectively, lowered operating expense in all categories and contributed to the improvement in operating income. Our operating margin improved by 8.1 percentage points in 2006, to 28.2%, and 5.3 percentage points in 2005, to 20.1%, reflecting the impact of higher revenue and our operating leverage. Operating margin growth in both years was partly driven by Advisor Workstation Enterprise Edition; revenue for this product has grown at a more rapid pace than operating expense. A decrease in stock-based compensation in 2006 and 2005 also had a positive impact on operating margins.

Institutional Segment

Our Institutional segment focuses on products and services for institutions, including banks, insurance companies, mutual fund companies, brokerage firms, media firms, and retirement plan providers and sponsors. Key products and services in this segment based on revenue are Investment Consulting, which focuses on investment monitoring and asset allocation for funds of funds, including mutual funds and variable annuities; Licensed Data, a set of investment data spanning eight core databases, available through electronic data feeds; Retirement Advice, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; Morningstar Direct, a Web-based institutional research platform that provides advanced research and tools on the complete range of securities in Morningstar's global database; Licensed Tools and Content, a set of online tools and editorial content designed for institutions to use in their Web sites and software; Investment Profiles & Guides, which are designed for institutions to use in communicating investment information to individual investors; the Morningstar Annuity Research Center (formerly VARDS Online); and Morningstar EnCorr, an asset allocation software package (acquired with Ibbotson).

With the addition of Aspect Huntley, this segment now includes financial information as well as other data feeds on Australian stocks that we sell to stock brokers, information providers, and financial Web sites. The Institutional segment also includes the hedge fund and separate account database division we acquired from InvestorForce in August 2006. In 2006, 2005, and 2004, this segment represented, before intersegment eliminations, 46.4%, 42.2%, and 43.6%, respectively, of our consolidated revenue. We expect that the Institutional segment will continue to account for the largest portion of our consolidated revenue for the foreseeable future.


$146,085
$95,947
Revenue
$78,402
$37,244
Operating income

Institutional Segment ($000)	2004	2005	**2006**
Revenue % change	31.2%	22.4%	**52.3%**
Operating income % change	n/a	188.0%	**81.3%**
Operating margin %	9.1%	21.4%	**25.5%**
Change	—	12.3pp	**4.1pp**

In 2006, revenue for the Institutional segment increased $50.2 million compared with 2005. Acquisitions contributed $25.1 million of revenue to this segment in 2006, mainly from Investment Consulting services and EnCorr. In 2005, revenue for the Institutional segment increased $17.5 million compared with 2004. Acquisitions increased revenue to a much lesser extent in 2005, with VARDS contributing $2.0 million in segment revenue during the year.

For the segment overall, the increase in revenue in both 2006 and 2005 was driven by Investment Consulting, which includes asset-allocation and investment selection services for funds of funds and variable annuities. Investment Consulting contributed about 50% and 40% of the total increase in segment revenue in 2006 and 2005, respectively. In 2006, more than 40% of the increase in Investment Consulting revenue was contributed by newly incorporated revenue from Ibbotson. In 2005, we expanded existing relationships and our scope of responsibilities with two major clients.

In both 2006 and 2005, revenue also increased because we receive asset-based fees for our services, and assets under advisement in this area significantly increased in both years. We provided advisory services on approximately $55.5 billion in assets (including $40.5 billion from Morningstar Associates and $15.0 billion from Ibbotson Associates) as of December 31, 2006, compared with approximately $22.1 billion in assets as of December 31, 2005 and approximately $12.6 billion as of December 31, 2004 (Morningstar Associates only). These totals include consulting relationships as well as agreements where we act as a portfolio construction manager for a mutual fund or variable annuity and receive a basis point fee. In addition, we also provide Investment Consulting services for some assets under management for which we receive a flat fee.

Excluding 2006 acquisitions, Licensed Data and Morningstar Direct were the next largest contributors to revenue growth in both 2006 and 2005. Both products have benefited from expanded sales efforts in Europe and other non-U.S. markets, as well as continued strength in the United States. The number of licenses for Morningstar Direct increased to 1,348 worldwide as of December 31, 2006, compared with 985 as of December 31, 2005 and 775 as of December 31, 2004. Revenue growth in Morningstar Direct in both 2006 and 2005 exceeded growth in the number of licenses because of the continued impact of a new pricing model implemented during 2004. Several key contracts whose terms ended during 2006 and 2005 renewed for a smaller number of licenses, but at a greater price per license.

EnCorr and Advice by Ibbotson were also significant contributors to revenue growth during 2006. The Ibbotson acquisition significantly expanded our asset base in managed retirement accounts, and we are now among the largest providers in this area. We had $8.6 billion in combined assets under management in the managed retirement accounts offered through Advice by Ibbotson ($8.0 billion) and Morningstar Retirement Manager ($647.0 million) as of December 31, 2006, compared with $285.0 million as of December 31, 2005 and $123.9 million as of December 31, 2004 (Morningstar Retirement Manager only). As of December 31, 2006, more than 17 million retirement plan participants had access to our retirement advice services through approximately 108,000 plan sponsors and 31 plan providers. These totals include more than 9 million retirement plan participants, 71,000 plan sponsors and 24 plan providers who had access to Morningstar Retirement Manager, and nearly 8 million retirement plan participants, 37,000 plan sponsors and seven plan providers who had access to Advice by Ibbotson.

Revenue for our online advice service for retirement plan participants declined in both 2006 and 2005. We have been transitioning clients to our new user interface, which gives retirement plan participants streamlined, easy-to-use access to a broader range of advisory services. In particular, we are focusing our efforts on managed accounts, which may appeal to a broader segment of retirement plan participants. Revenue for the managed retirement accounts offered through Morningstar Retirement Manager increased in both 2006 and 2005, as assets under management more than doubled in both 2006 and 2005.

In 2006, operating income for the Institutional segment increased $16.7 million compared with 2005, and in 2005, operating income increased $13.4 million compared with 2004. The increase in operating income in both years was primarily driven by revenue growth in Investment Consulting and Licensed Data. Contract values in both areas and asset-based fees in Investment Consulting have increased, while the cost base for these services has increased at a lower rate.

Operating expense increased approximately $33.4 million in 2006 and $4.1 million in 2005. In both years, the largest increase in expense was driven by cost of goods sold, which contributed about 40% and 75% of the expense increase in 2006 and 2005, respectively. In both years, incremental costs added by acquisitions also contributed to the increase in this expense category, but to a larger extent in 2006. During 2006, we incurred approximately $2.8 million of product implementation fees related to our Advice by Ibbotson service. In addition, a large portion of incremental headcount from acquisitions was added to the Institutional segment in 2006, which contributed to higher compensation and bonus expense in this category. Compensation-related costs excluding acquisitions increased in both years because of added headcount and higher bonuses.

The remaining increase in operating expense in 2006 was spread across the other expense categories and reflects higher compensation and bonus expense as well as incremental expense added from acquisitions. The remaining increase in operating expense in 2005 was driven by growth in sales and marketing expense, reflecting higher compensation and sales commission expense. A decrease of $0.7 million and $2.2 million in stock-based compensation expense in 2006 and 2005, respectively, partially offset these expense increases, and in turn, positively impacted operating income. Our operating margin improved 4.1 percentage points in 2006 and 12.3 percentage points in 2005, reflecting the impact of revenue growth that exceeded the increase in operating expense.

Corporate and Eliminations

Corporate items and eliminations include capitalized internal product development costs and related amortization expense. In addition, this category includes amortization expense related to intangible assets, primarily recorded as part of acquisition-related purchase price allocations. The following table shows the components of corporate and eliminations expense (income) that impacted our consolidated operating income:

($000)	**2006**	2005	2004
Depreciation and amortization	**$ 9,669**	$ 3,576	$ 3,342
% change	**170.4%**	7.0%	
Capitalized internal product development costs	**(178)**	(375)	(2,802)
% change	**(52.5)%**	(86.6)%	
Other	**(119)**	485	460
% change	**NMF**	5.4%	
Corporate items and eliminations	**$ 9,372**	$ 3,686	$ 1,000
% change	**154.3%**	268.6%	

In 2006, corporate items and eliminations increased $5.7 million primarily because of an increase in amortization expense related to intangible assets we acquired with Ibbotson, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. In 2005, corporate items and eliminations increased $2.7 million, reflecting a decrease of $2.4 million in capitalized internal product development costs and a $0.3 million increase in depreciation and amortization.

Equity in Net Income of Unconsolidated Entities, Non-Operating Income, and Income Tax Expense

Equity in Net Income of Unconsolidated Entities

($000)	2006	2005	2004
Equity in net income of unconsolidated entities	**$ 2,787**	$ 1,662	$ 843

Equity in net income of unconsolidated entities primarily includes our portion of the net income (loss) of Morningstar Japan K.K. (MJKK), Morningstar Korea, Ltd., Morningstar Danmark A/S, and Morningstar Sweden AB. In both 2006 and 2005, equity in net income of unconsolidated entities increased primarily because of an increase in equity earnings from MJKK. In addition, in 2006, MJKK recorded a gain related to the sale of shares in a subsidiary's initial public offering. Our share of the pre-tax gain was approximately $1.0 million. For more information about our investments in unconsolidated entities, refer to Note 8 of the Notes to our Consolidated Financial Statements.

Non-Operating Income

The following table presents the components of net non-operating income:

($000)	2006	2005	2004
Interest income, net	**$ 4,623**	$ 3,078	$ 1,211
Other income (expense), net	**(459)**	121	594
Non-operating income	**$ 4,164**	$ 3,199	$ 1,805

Net interest income primarily reflects interest from our investment portfolio. Net interest income increased $1.5 million and $1.9 million during 2006 and 2005, respectively, because of increases in cash, cash equivalents, and investments, as well as higher returns on invested cash balances.

Other income (expense), net primarily represents foreign currency exchange gains and losses arising from the ordinary course of business related to our non-U.S. operations, unrealized and realized gains and losses from our investment portfolio, and royalty income from MJKK. The increase in other expense, net in 2006 was primarily related to foreign currency exchange losses, particularly with regard to the euro.

Income Tax Expense

The following table summarizes the components of our effective income tax expense rate:

($000)	2006	2005	2004
Income before income taxes and equity in net income of unconsolidated entities	**$ 81,691**	$ 49,679	$ 19,540
Equity in net income of unconsolidated entities	**2,787**	1,662	843
Total	**$ 84,478**	$ 51,341	$ 20,383
Income tax expense	**$ 32,975**	$ 20,224	$ 11,574
Effective income tax expense rate	**39.0%**	39.4%	56.8%

For a reconciliation of the U.S. federal tax rate to our effective tax rate, refer to Note 15 of the Notes to our Consolidated Financial Statements.

Our effective income tax rate is influenced by three primary factors: the reported income or loss of our non-U.S. entities and our evaluation of the realizability of their net operating losses; incentive stock options; and the impact of specific tax planning strategies.

In 2006, our effective income tax rate was 39.0%, which is comparable to our effective income tax rate in 2005. This rate, however, reflects three items related to our non-U.S. operations. Our 2006 effective income tax rate includes additional income tax expense outside the United States recorded in the second quarter of 2006. This additional income tax expense increased our effective tax rate by 1.1 percentage points. In addition, in 2006 we paid withholding taxes in non-U.S. jurisdictions for which we do not anticipate receiving a credit for U.S. income tax purposes. These withholding taxes increased our effective rate by approximately a half of a percentage point. These increases were mostly offset by the benefit we recorded as a result of reducing previously recorded deferred tax valuation allowances. Based on the evidence related to certain of our non-U.S. entities, we concluded it was more likely than not that we would be able to use the accumulated net operating losses.

We have net operating loss (NOL) carryforwards of $28.4 million related to our non-U.S. operations. Because of the historical operating losses of the non-U.S. operations that generated these NOLs, we have recorded a valuation allowance against all but $6.0 million of these NOLs, reflecting the likelihood that the benefit of the NOLs will not be realized.

We anticipate that our effective income tax rate may continue to fluctuate related to the valuation allowances and non-U.S. tax related items.

In 2005, our effective income tax expense rate decreased compared with prior years, primarily because of a reduction in the tax impact related to incentive stock options. For incentive stock options, we record stock-based compensation expense but we do not record a corresponding tax benefit. This had the impact of increasing our effective income tax rate above the U.S. Federal rate of 35%. The amount of incentive stock option expense recorded in 2005 was lower than the amounts recorded in 2004, reflecting the fact that, subsequent to our initial public offering, incentive stock options are no longer accounted for under the liability method, and because they are fully vested, no stock-based compensation expense was recorded for these options during the last nine months of 2005.

Our 2005 effective tax rate also reflects an increase in the number of disqualifying dispositions related to incentive stock options. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option. We receive a tax benefit when a disqualifying disposition occurs. Our 2005 income tax expense also reflects a benefit of $0.7 million related to research and development expenses due to a change in U.S. income tax regulations. This benefit resulted in a one-time reduction of our effective income tax expense rate. In the fourth quarter of 2005, we formalized cost-sharing agreements among our operations to more accurately reflect the economic sharing arrangements that benefit our subsidiaries. This also had the effect of lowering our taxes in certain jurisdictions.

Liquidity and Capital Resources

We believe that our available cash balances and investments, along with cash generated from operations, will be sufficient to meet our operating and cash needs for the foreseeable future. We invest our cash reserves in cash equivalents and investments, consisting primarily of fixed-income securities. We intend to use our cash, cash equivalents, and investments for general corporate purposes, including working capital, and for funding future growth.

Cash and Cash Equivalents

As of December 31, 2006, we had cash and cash equivalents of $96.1 million, an increase of $3.7 million compared with the balance as of December 31, 2005. The increase primarily reflects $98.7 million in cash provided by operating activities and $34.0 million in cash provided by financing activities, partially offset by $129.0 million in cash used for investing activities. In addition to the $96.1 million of cash and cash equivalents as of December 31, 2006, we had $67.6 million of investments, consisting primarily of fixed-income securities, an increase of $6.8 million from December 31, 2005.


$163,751
$153,190
$95,463
$76,158
$64,796
Cash, cash equivalents, and investments

($000) as of December 31	2002	2003	2004	2005	**2006**
% change	36.0%	17.5%	25.3%	60.5%	**6.9%**

Cash Provided by Operating Activities

Our main source of capital is cash generated from operating activities. In 2006, cash provided by operating activities was $98.7 million. The increase of $50.3 million, or 103.7%, in operating cash flows mainly reflects increases in net income, income taxes payable, and accrued compensation. In 2006, we made $9.6 million of income tax payments, compared with $19.5 million in 2005. As part of the Ibbotson purchase price allocation, we recorded a reduction to income taxes payable of $13.0 million. This income tax benefit, primarily related to the payments for the cancellation of Ibbotson's stock options, was fully used during 2006, reducing the amount we paid for income taxes. This cash income tax benefit did not impact our income tax expense or net income in 2006. We will not receive additional cash tax benefits from the Ibbotson acquisition, and therefore, our income taxes payable has increased in anticipation of future payments.

Accrued compensation increased primarily because of an increase in accrued bonuses. In February 2007, we made approximately $35.0 million of bonus payments that were accrued as of December 31, 2006. In 2006, we made bonus payments of $23.0 million.

In 2005, cash provided by operating activities increased approximately $15.6 million, or 47.4%, to $48.4 million. The increase in operating cash flows during 2005 primarily reflects an increase in net income and a decrease in net operating assets and liabilities, excluding income tax and bonus payments. In 2005, we made income tax payments of $19.5 million. In 2004, we made only $6.6 million of income tax payments because of the U.S. net operating loss carryforwards available from prior years. In 2005 and 2004, we paid bonuses of approximately $18.0 million and $12.3 million, respectively. The higher bonuses paid in 2005 were the result of strong 2004 operating performance and the last installment of a special bonus paid to our analyst team in connection with the ramp-up of our independent equity research business. Excluding the impact of income tax and bonus payments, our net operating assets and liabilities decreased primarily because of increases in accounts payable and accrued liabilities, accrued bonuses related to the current year's performance, and accrued income taxes. The increase in accounts receivable, resulting primarily fromhigher client billings, was partially offset by the related increase in deferred revenue.

Because we frequently invoice our customers and collect cash in advance of providing services or fulfilling subscriptions, we often have significant deferred revenue, which is shown as a liability on our Consolidated Balance Sheets. As of December 31, 2006 and December 31, 2005, our deferred revenue was $100.5 million (including deferred revenue from acquisitions) and $71.2 million, respectively.

In 2003, we began participating in voluntary disclosure or similar programs related to state sales tax. We estimated our total liability for these taxes to be approximately $9.0 million. Beginning in 2003 through the end of 2006, we made total cash payments of $8.2 million in conjunction with these voluntary disclosure programs. The remaining amount expected to be due in connection with these voluntary disclosure programs is recorded as an accrued liability in our Consolidated Balance Sheet as of December 31, 2006.

Cash Used for Investing Activities

Cash used for investing activities consists primarily of cash used for acquisitions; purchases of investments, net of proceeds from the sale of investments; and capital expenditures. In 2006, cash used for investing activities increased $112.1 million compared with 2005, primarily reflecting an increase in cash used for acquisitions. In 2005, cash used for investing activities decreased $5.9 million from 2004 primarily reflecting a decrease in purchases of investments, net of proceeds from the sale of investments. This decrease in cash used was partially offset by cash outflows related to the January 2005 acquisition of VARDS.

Cash used for acquisitions in 2006, net of cash acquired, was $117.3 million. This total includes cash used to purchase Ibbotson in March 2006, Aspect Huntley in July 2006, and the hedge fund and separate account database division of InvestorForce in August 2006. In 2005, cash used for acquisitions was $8.2 million, related to our January 2005 acquisition of VARDS. In 2004, cash used for acquisitions was $0.2 million, related to our February 2004 purchase of the remaining 51% of Morningstar Norge AS (Morningstar Norway) that we did not previously own.

Purchases of investments, net of proceeds from the sale of investments, were $6.6 million, $1.3 million, and $14.9 million in 2006, 2005, and 2004, respectively. As of December 31, 2006 and 2005, we had investments, consisting primarily of fixed-income securities, of $67.6 million and $60.8 million, respectively. As of both December 31, 2006 and 2005, our investments represented approximately 40% of our total cash, cash equivalents, and investments.

Capital expenditures were $4.7 million, $7.5 million, and $7.7 million in 2006, 2005, and 2004, respectively. Capital expenditures are primarily for leasehold improvements, computer hardware, and capitalized internal product development costs. In 2007, we expect to make capital expenditures of approximately $8 million primarily for computer hardware to support our technology platforms and the build-out of new office space for our non-U.S. operations. In addition, we may also spend up to $6 million in capital expenditures for the build-out of our new corporate headquarters in Chicago, depending on the progress of construction of the new building.

Cash Provided by (Used for) Financing Activities

In 2006, cash provided by financing activities of $34.0 million increased $8.7 million, or 34.6%, and primarily reflected proceeds of $20.2 million from stock option exercises. Stock option exercises continued to increase in 2006, our first full year as a public company. We also recognized $13.7 million of excess tax benefits from stock option exercises in 2006. We adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payment*, on January 1, 2006; the new standard requires that we record excess tax benefits from stock option exercises as a financing activity, instead of as an operating activity. Excess tax benefits occur at the time a stock option is exercised when the intrinsic value of the option (the difference between the exercise price of the option and the fair value of our stock on the date of exercise) is greater than the fair value of the option at the time of grant.

In 2005, cash provided by financing activities increased $31.7 million, reflecting net proceeds of $18.1 million from our initial public offering in May 2005. These proceeds resulted from the underwriters' exercise of their over-allotment option based on our initial public offering price of $18.50 per share, after deducting the underwriting discounts and commissions and approximately $2.6 million of offering expenses. We also received proceeds of $7.2 million from stock option exercises in 2005, compared with only $0.2 million in 2004. Stock option exercises increased in 2005 following our initial public offering.

In March 2004, we repaid a $6.5 million promissory note payable to Joe Mansueto, our chairman, chief executive officer, and controlling shareholder. The obligation and related interest were paid in full.

Acquisitions

Institutional Hedge Fund and Separate Account Database Division of InvestorForce, Inc.

In August 2006, we acquired the institutional hedge fund and separate account database division of InvestorForce, Inc., a financial software and data integration company based in Wayne, Pennsylvania, for $10.1 million in cash, including transaction-related costs. This acquisition included the Altvest database, one of the largest databases covering hedge funds, managers, and data, as well as InvestorForce's extensive institutional separate account database. It also included several online software applications for manager search, research, and reporting. We began including the results of the hedge fund and separate account database division of InvestorForce's operations in our Consolidated Financial Statements on August 1, 2006. This acquisition allowed us to strengthen and expand our proprietary investment data.

Aspect Huntley Pty Limited

In July 2006, we acquired Aspect Huntley Pty Limited, a leading provider of equity information, research, and financial trade publishing in Australia, for Australian $30.0 million in cash (of which Australian $2.0 million will be paid in 2007) subject to post-closing and working capital adjustments. In 2006, the cash paid for Aspect Huntley, including transaction-related costs, was U.S. $20.9 million (net of $0.9 million of cash acquired). We began including the results of Aspect Huntley's operations in our Consolidated Financial Statements on July 25, 2006. This acquisition fits with our growth strategy to expand our products and services outside the United States. This acquisition allowed us to combine Morningstar's expertise in fund research and information with Aspect Huntley's equity research, information, and financial media expertise in Australia.

Ibbotson Associates, Inc.

In March 2006, we acquired Ibbotson Associates, Inc., a firm specializing in asset allocation research and services, for $83.0 million in cash, plus an additional $3.5 million for working capital and other items. We began including the results of Ibbotson's operations in our Consolidated Financial Statements on March 1, 2006. This acquisition complemented our growth strategies in several key areas, including investment consulting, managed retirement accounts, and institutional and advisor software.

Variable Annuity Research and Data Service (VARDS)

In January 2005, we acquired the VARDS unit, which provides research and data on variable annuities, from Finetre Corporation for $8.2 million in cash. We believe this acquisition strengthened our investment database and enhanced our efforts to provide investors with the information they need to make well-informed decisions when investing in variable annuities.

Morningstar Norway

In February 2004, we purchased the remaining 51% of Morningstar Norway that we did not previously own. The purchase price consisted of $0.2 million in cash and approximately $0.1 million of other consideration. Prior to this transaction, we accounted for our investment in Morningstar Norway using the equity method.

Initial Public Offering

In May 2005, we completed our initial public offering of 7,612,500 shares of our common stock. These shares began trading on May 3, 2005 on the Nasdaq National Market under the symbol "MORN" and now trade on the Nasdaq Global Select Market. All of these shares were sold by affiliates of SOFTBANK Finance Corporation, a wholly owned subsidiary of SOFTBANK Corp. We did not receive any proceeds from the sale of these shares.

We granted the underwriters the right to purchase up to an additional 1,141,875 shares at the initial public offering price to cover over-allotments. In May 2005, the underwriters exercised their over-allotment option in full. The net proceeds to us from the exercise of the underwriters' over-allotment option were $18.1 million, based on our initial public offering price of $18.50 per share, after deducting the underwriting discounts and commissions and $2.6 million of offering expenses.

Subsequent Event

In February 2007, we entered into a definitive agreement to acquire Standard & Poor's mutual fund data business for $55 million in cash, subject to post-closing adjustments. Standard & Poor's is a division of The McGraw-Hill Companies. Standard & Poor's fund data business consists of data and products covering more than 135,000 managed investment vehicles, including mutual funds, exchange-traded funds (ETFs), hedge funds, and offshore funds. Under terms of the agreement, Standard & Poor's will license fund data from Morningstar after the acquisition is completed. We completed the transaction in March 2007.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. Our significant accounting policies are discussed in Note 2 of the Notes to our Consolidated Financial Statements. The preparation of financial statements in accordance with U.S. GAAP requires our management team to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense, and related disclosures included in our Consolidated Financial Statements.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Based on these assumptions and estimates, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could vary from these estimates and assumptions. If actual amounts are different from previous estimates, we include revisions in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Revenue Recognition

Much of our revenue comes from the sale of subscriptions or licenses for print publications, software, and Internet-based products and services. We recognize this revenue in equal amounts over the term of the subscription or license, which generally ranges from one to three years. We also provide analysis, consulting, retirement advice, and other services. We recognize this revenue when the service is provided or during the service obligation period defined in the contract. Deferred revenue is the amount invoiced or collected in advance for subscriptions, licenses, or services that has not yet been recognized as revenue. As of December 31, 2006, our deferred revenue was $100.5 million. We expect to recognize this deferred revenue in future periods as we fulfill our service obligations. The amount of deferred revenue may increase or decrease primarily based on the mix of contracted products and services and the volume of new and renewal subscriptions. The timing of future revenue recognition may change depending on the terms of the license agreements and the timing of fulfilling of our service obligations.

We believe that the estimate related to revenue recognition is a critical accounting estimate, and to the extent that there are material differences between our determination of deferred revenue and actual results, our financial condition or results of operations may be affected.

Purchase Price Allocation

Over the past several years, we have acquired companies that complement our business operations. In 2006, we acquired Ibbotson Associates, Aspect Huntley, and the database division of InvestorForce. The total cash paid for these acquisitions, net of cash acquired, was $117.3 million in 2006. In 2005, we acquired VARDS for $8.2 million in cash. In 2004, we acquired the remaining 51% of Morningstar Norway that we did not previously own for $0.2 million in cash and $0.1 million in other consideration. For each of these acquisitions, the purchase price was allocated to the assets acquired, liabilities assumed, and goodwill, in accordance with SFAS No. 141, *Business Combinations*. We recognized the assets and liabilities acquired related to these acquisitions at their estimated fair values including $81.0 million of value assigned to intangible assets such as customer lists, intellectual property, technology, non-competition agreements, and supplier lists. For these intangible assets, the estimated useful lives range from three to 25 years. As of December 31, 2006, we also have recorded $86.7 million of goodwill arising from acquisitions.

Management judgment is required in allocating the purchase price to the acquired assets and liabilities. We use judgment to:

- identify the acquired assets,
- estimate the fair value of these assets,
- estimate the useful life of the assets; and
- assess the appropriate method for recognizing depreciation or amortization expense over the asset's useful life.

We believe that the accounting estimates related to purchase price allocations are critical accounting estimates because the assumptions impact the amounts and classifications of assets and liabilities presented in our Consolidated Balance Sheets, the amount of amortization and depreciation expense, if any, recorded in our Consolidated Statements of Income, and the impairment testing performed in subsequent periods.

Goodwill

Goodwill recorded on our Consolidated Balance Sheet as of December 31, 2006 was $86.7 million. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we do not amortize goodwill. Instead, it is subject to at least an annual test for impairment, or whenever indicators of impairment exist, based on a discounted cash-flow model. An impairment would occur if the carrying amount of a reporting unit, including goodwill, exceeded the fair value of that reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units, we make estimates and judgments about the future cash flows of the reporting unit. These estimates include assumptions about future market growth and trends, forecasted revenue and costs, capital investments, appropriate discount rates, and other variables that can significantly affect the value of the reporting unit.

Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we use to manage the underlying business, there is significant judgment in determining the cash flows attributable to these businesses over a long-term horizon. We update these assumptions and cash flow estimates annually, at a minimum.

We believe that the accounting estimate related to goodwill impairment is a critical accounting estimate because the assumptions used are highly susceptible to changes in the operating results and cash flows of the reporting units included in our segments. If actual results differ from our estimates, future tests may indicate an impairment of goodwill. This would result in a non-cash charge, adversely affecting our results of operations.

Impairment of Long-Lived Assets

Our Consolidated Balance Sheet as of December 31, 2006 includes property, equipment, and capitalized software of $15.9 million and intangible assets of $72.8 million. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we review our property, equipment, capitalized software, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such events or changes may include a deterioration in the business climate for a specific product or service. If the total of projected future undiscounted cash flows is less than the carrying amount of an asset, we may need to record an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Estimates of future cash flows and the estimated useful lives associated with these assets are critical to the assessment of recoverability and fair values. They are susceptible to change from period to period because of the requirement to make assumptions about future cash flows generated over extended periods of time. Changes in these estimates could result in a determination of asset impairment, which would result in a reduction to the carrying value and could adversely affect our operating results in the related period.

Stock-Based Compensation

We adopted SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123(R)) as of January 1, 2006. Under SFAS No. 123(R), stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award's vesting period. In 2006, we granted both stock options and restricted stock units to employees. We measure the fair value of our restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. We measure the fair value of our stock options on the date of grant using a Black-Scholes option-pricing model.

Determining the fair value of our stock options required that we make several estimates, including the volatility of our stock price, the expected life of the option, the expected strike price at the time of exercise, interest rates, and dividend yields. As a recently public company, we have limited historical information on the price of our stock as well as employees' stock option exercise behavior. Because of this limitation, we cannot rely on our historical experience alone to develop assumptions for stock price volatility and the expected life of our options. We estimated stock-price volatility with reference to a peer group of companies. Determining the companies to include in this peer group involves judgment. We estimated the expected life of our options using the "shortcut method" described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term.

Certain stock options granted in 2004, 2005, and 2006 have initial exercise prices that will increase over the term of the options at a rate equal to the 10-year Treasury bond rate as of the date of grant. We estimated the expected exercise price included in the Black-Scholes model using our estimated 6.25 year estimated life and the applicable 10-year Treasury bond rate. We based the risk-free interest rate used in our assumptions on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term that approximates the stock option award's expected life. We do not intend to pay dividends on our common stock for the foreseeable future; therefore, we used a dividend yield of zero in our assumptions.

The use of different assumptions in the Black-Scholes model would result in different amounts of stock-based compensation expense. A 1% change in the Black-Scholes value would have resulted in a corresponding change of approximately $0.1 million in stock-based compensation expense in 2006 for stock options.

Under SFAS No. 123(R), we are required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

We believe that the estimates related to stock-based compensation expense are critical accounting estimates because the assumptions used could significantly impact the amount of stock-based compensation expense recorded in our Consolidated Financial Statements.

Income Taxes

Our annual effective income tax expense rate is based on the mix of income and losses in our U.S. and non-U.S. entities which are part of our Consolidated Financial Statements, statutory tax rates, and tax-planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in evaluating our tax positions.

Tax law requires items to be included in the tax return at different times from when these items are reflected in our Consolidated Financial Statements. As a result, the effective tax rate reflected in our Consolidated Financial Statements is different from the tax rate reported on our tax return (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities.

As of December 31, 2006, we had $1.3 million of net current deferred tax liabilities and $13.8 million of net long-term deferred tax assets. In addition, we have net operating loss (NOL) carryforwards of $28.4 million related to our non-U.S. operations. Of these NOLs, $9.3 million will begin to expire in 2008 through 2021 and $19.1 million have no expiration. Because of the historical operating losses of certain of the non-U.S. operations that generated these NOLs, we have recorded a valuation allowance against all but approximately $6.0 million of the NOLs, reflecting the likelihood that the benefit of the NOLs will not be realized. In assessing the realizability of our deferred tax assets and NOLs, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

In assessing the need for a valuation allowance, we consider both positive and negative evidence, including tax-planning strategies, projected future taxable income, and recent financial performance. If after future assessments of the realizability of the deferred tax assets we determine a lesser allowance is required, we would record a reduction to the income tax expense and to the valuation allowance in the period this determination was made. This would cause our income tax expense, effective tax rate, and net income to fluctuate.

In addition, we establish reserves at the time that we determine that it is more likely than not that we will need to pay additional taxes related to certain matters. We adjust these reserves, including any impact of the related interest and penalties, in light of changing facts and circumstances such as the progress of a tax audit. A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we record a reserve when we determine the likelihood of loss is more likely than not. Such liabilities are recorded as income taxes payable in our Consolidated Balance Sheets. Settlement of any particular issue would usually require the use of cash. Favorable resolutions of tax matters for which we have previously established reserves are recognized as a reduction to our income tax expense when the amounts involved become known.

Assessing the future tax consequences of events that have been recognized in our financial statements or tax returns requires judgment. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

Contingencies

We are subject to various claims and contingencies related to legal proceedings and investigations. Refer to Note 16 of the Notes to our Consolidated Financial Statements. Due to their nature, such legal proceedings involve inherent uncertainties, including, but not limited, to court rulings, negotiations between affected parties, and government actions. Judgment is required as we assess the probability of loss for such contingencies and either accrue a liability or disclose the relevant circumstances, as appropriate. If actual results differ from our assessments, our financial position, results of operations, or cash flows would be impacted.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years; therefore, we will adopt SFAS No. 157 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 157 will have on our Consolidated Financial Statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 addresses quantifying the financial statement effects of misstatements; specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006; therefore, we adopted SAB 108 in the fourth quarter of 2006. The adoption of SAB 108 did not have an impact on our Consolidated Financial Statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48), which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006; therefore, we will adopt FIN 48 in the first quarter of 2007. We do not anticipate that the adoption of FIN 48 will have a material impact on our Consolidated Financial Statements.

In June 2006, the Emerging Issues Task Force (EITF) ratified Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, "Accounting for Compensated Absences"* (EITF No. 06-2), which requires that a liability for employees' sabbatical benefits be accrued over the period required for employees to earn the right to sabbatical leave. EITF No. 06-2 is effective for fiscal years beginning after December 15, 2006; therefore, we will adopt EITF No. 06-2 in the first quarter of 2007. In the first quarter of 2007, we will record a cumulative effect of accounting change, net of tax, of approximately $3.4 million to record the portion of employee sabbatical leave that has been earned. Other than recording this cumulative effect of accounting change, we do not anticipate that the adoption of EITF No. 06-2 will have a material impact on our Consolidated Financial Statements.

Contractual Obligations

The following table presents our known contractual obligations as of December 31, 2006 and the expected timing of cash payments related to these contractual obligations:

($000)	2007	2008	2009	2010	2011	Thereafter	Total
Minimum commitments on non-cancelable operating lease obligations (1)	$4,309	$7,446	$7,002	$6,988	$6,930	$68,753	$101,428
Asset retirement obligation (2)	—	—	98	—	—	—	98
Total	$ 4,309	$7,446	$7,100	$6,988	$6,930	$68,753	$101,526

(1) The non-cancelable operating lease obligations relate primarily to lease commitments on office space. In December 2005, we signed an agreement to lease approximately 210,000 square feet of new office space for our corporate headquarters in Chicago, Illinois. The lease begins in 2008 and has a term of 15 years. The minimum future lease payments are included in the table presented above.

(2) The asset retirement obligation relates to costs that will be incurred to return office space modified by leasehold improvements to its original condition in accordance with the lease agreement.

In addition, we have an obligation to pay up to approximately $2.0 million under a deferred compensation agreement with Don Phillips, one of our managing directors, as discussed in Note 12 of the Notes to our Consolidated Financial Statements. As of December 31, 2006, $1.9 million is classified as a current liability and $0.1 million is classified as a long-term liability. We are required to make these payments as Don exercises certain stock options granted to him under the 1999 Stock Option Plan. Because the timing of these payments is uncertain, we have not included this obligation in the above table. In May 2006, Don entered into a Rule 10b5-1 plan contemplating the sale of up to 450,000 shares to be acquired through stock option exercises during 2006 and 2007. As of December 31, 2006, there were 310,000 options remaining to be exercised under this 10b5-1 plan. If all 310,000 stock options are exercised in 2007, we would make payments to him of approximately $834,000 in accordance with the deferred compensation agreement.

There are no purchase commitments as of December 31, 2006 that we believe would have a significant impact on our Consolidated Balance Sheet or Consolidated Statement of Cash Flows.

Selected Quarterly Financial Data

	2005				2006			
(in thousands except per share amounts)	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
Revenue	$53,204	$56,243	$56,927	$60,740	**$70,060**	**$76,257**	**$81,821**	**$87,037**
Operating expense (1):								
Cost of goods sold	15,912	15,674	16,261	16,561	**18,673**	**22,052**	**22,389**	**23,861**
Development	5,149	4,593	4,749	5,163	**6,091**	**7,306**	**7,876**	**8,221**
Sales and marketing	9,785	9,845	9,499	9,942	**11,660**	**11,880**	**12,971**	**14,103**
General and administrative	13,084	11,135	11,849	13,167	**12,032**	**13,793**	**13,781**	**15,984**
Depreciation and amortization	2,396	1,852	2,222	1,796	**2,406**	**3,767**	**4,267**	**4,535**
Total operating expense	46,326	43,099	44,580	46,629	**50,862**	**58,798**	**61,284**	**66,704**
Operating income	6,878	13,144	12,347	14,111	**19,198**	**17,459**	**20,537**	**20,333**
Non-operating income:								
Interest income, net	449	605	892	1,132	**1,059**	**858**	**1,169**	**1,537**
Other income (expense), net	260	(200)	(46)	107	**(126)**	**(186)**	**(31)**	**(116)**
Non-operating income, net	709	405	846	1,239	**933**	**672**	**1,138**	**1,421**
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	7,587	13,549	13,193	15,350	**20,131**	**18,131**	**21,675**	**21,754**
Income tax expense	4,060	4,600	5,857	5,707	**7,598**	**7,624**	**9,228**	**8,525**
Equity in net income of unconsolidated entities	480	549	183	450	**647**	**658**	**1,100**	**382**
Income before cumulative effect of accounting change	4,007	9,498	7,519	10,093	**13,180**	**11,165**	**13,547**	**13,611**
Cumulative effect of accounting change, net of income tax expense of $171	—	—	—	—	**259**	**—**	**—**	**—**
Net income	$ 4,007	$ 9,498	$ 7,519	$10,093	**$13,439**	**$11,165**	**$13,547**	**$13,611**
Basic income per share:								
Income before cumulative effect of accounting change	$ 0.10	$ 0.24	$ 0.19	$ 0.25	**$ 0.33**	**$ 0.27**	**$ 0.33**	**$ 0.32**
Net income	$ 0.10	$ 0.24	$ 0.19	$ 0.25	**$ 0.33**	**$ 0.27**	**$ 0.33**	**$ 0.32**
Weighted average common shares outstanding—basic	38,448	39,064	39,922	40,109	**40,355**	**40,925**	**41,448**	**41,957**
Diluted income per share:								
Income before cumulative effect of accounting change	$ 0.09	$ 0.22	$ 0.17	$ 0.22	**$ 0.28**	**$ 0.24**	**$ 0.29**	**$ 0.29**
Net Income	$ 0.09	$ 0.22	$ 0.17	$ 0.22	**$ 0.29**	**$ 0.24**	**$ 0.29**	**$ 0.29**
Weighted average common shares outstanding—diluted	42,944	43,742	45,354	45,730	**46,424**	**46,684**	**46,578**	**47,100**
(1) Includes stock-based compensation expense of:								
Cost of goods sold	$ 664	$ 264	$ 274	$ 271	**$ 272**	**$ 285**	**$ 302**	**$ 313**
Development	275	105	112	111	**114**	**131**	**141**	**146**
Sales and marketing	325	128	129	128	**126**	**137**	**152**	**156**
General and administrative	3,623	1,441	1,515	1,530	**1,422**	**1,526**	**1,663**	**1,689**
Total stock-based compensation expense	$ 4,887	$ 1,938	$ 2,030	$ 2,040	**$ 1,934**	**$ 2,079**	**$ 2,258**	**$ 2,304**
Stock-based compensation expense under the liability method	$ 2,810	$ —	$ —	$ —	**$ —**	**$ —**	**$ —**	**$ —**
Stock-based compensation expense under the equity method	2,077	1,938	2,030	2,040	**1,934**	**2,079**	**2,258**	**2,304**
Total stock-based compensation expense	$ 4,887	$ 1,938	$ 2,030	$ 2,040	**$ 1,934**	**$ 2,079**	**$ 2,258**	**$ 2,304**

Quantitative and Qualitative Disclosures about Market Risk

We may be subject to risk from fluctuating interest rates. Our investment portfolio is actively managed and may suffer losses due to fluctuating interest rates, market prices, or adverse security selection. At December 31, 2006, we held $67.6 million of investments, consisting primarily of fixed-income securities. Based on our estimates, a 100 basis point change in interest rates would have increased or decreased the fair value of our investment portfolio by approximately $0.4 million.

As our non-U.S. revenue increases, fluctuation in foreign currencies is an increasing potential risk. To date, we have not engaged in currency hedging, and we do not currently have any positions in derivative instruments to hedge our currency risk. Our results could suffer if certain foreign currencies decline relative to the U.S.dollar. In addition, because we use the local currency of our subsidiaries as the functional currency, we are affected by the translation of foreign currencies into U.S. dollars.

Information on Change in Independent Registered Public Accounting Firm

During 2005 the Audit Committee of our Board of Directors solicited proposals from several audit firms to serve as our independent registered public accounting firm. The Audit Committee conducted this review in keeping with its responsibilities to evaluate and select our audit firm and because it believes that it should conduct periodic reviews as a matter of good corporate governance. On November 23, 2005, the Audit Committee decided to engage Ernst & Young as our independent registered public accounting firm beginning with the audit for the fiscal year ended December 31, 2006.

Deloitte & Touche LLP (Deloitte) was engaged to audit our consolidated financial statements for the fiscal year ended December 31, 2005 and was dismissed as our independent registered public accounting firm upon completion of these services when we filed our Annual Report on Form 10-K for that fiscal year. During our fiscal years ended December 31, 2005 and 2004 and through the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, we had no disagreements with Deloitte on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Deloitte's satisfaction, would have caused it to make reference to the matter in conjunction with its report on our consolidated financial statements for the relevant year; and there were no reportable events as defined in Item 304(a)(1)(v) of SEC Regulation S-K.

Deloitte's audit reports on our consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During our fiscal years ended December 31, 2005 and 2004 and through the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, neither we, nor anyone on our behalf, consulted with Ernst & Young with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Ernst & Young to us that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of SEC Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of SEC Regulation S-K).

Stock Price Performance Graph



$250
200
150
100

	2005				2006			
	May 3	June 30	Sept. 30	Dec. 31	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
— Morningstar	$100.00	$ 139.30	$159.60	172.77	**223.29**	**206.88**	**184.04**	**224.69**
— Peer Group[1]	100.00	102.80	107.09	118.21	**127.20**	**113.57**	**129.65**	**144.81**
••• Morningstar U.S. Market Index	100.00	104.06	108.25	110.68	**116.45**	**114.34**	**119.63**	**128.04**

(1) Our peer group consists of the following companies: Advent Software, Inc., FactSet Research Systems Inc., Interactive Data Corporation, The McGraw-Hill Companies, In; Moody's Corporation, Reuters Group PLC, SEI Investments Company, The Thomson Corporation, and Value Line, Inc.

This graph shows a comparison from May 3, 2005 (the date our common stock began trading on the Nasdaq National Market) through December 31, 2006 of cumulative total return for our common stock, the Morningstar U.S. Market Index, and a group of peer companies, which are listed below the graph. The returns shown are based on historical results and are not intended to suggest future performance. Data for the Morningstar U.S. Market Index and our peer group assume reinvestment of dividends. We did not pay any dividends on our common stock during the period covered by the graph and have no present plans to do so.

Price Range of Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol MORN.

The following table shows the high and low price per share of our common stock as quoted on the Nasdaq Global Select Market. Our stock was first publicly traded on May 3, 2005.

	2006 High	**2006 Low**	2005 High	2005 Low
First Quarter	**$ 46.37**	**$ 33.79**	$ —	$ —
Second Quarter	**47.56**	**35.66**	$ 29.59	$ 18.51
Third Quarter	**42.76**	**32.99**	34.10	26.01
Fourth Quarter	**47.36**	**36.32**	37.43	24.83

Shareholders of Record

As of March 2, 2007, there were approximately 40 shareholders of record of our common stock. This total reflects shareholders who hold shares that are registered directly with our transfer agent. We estimate that there were approximately 8,000 beneficial owners, or shareholders who hold shares through a stock brokerage account, as of the same date.

Financial Statements and Notes

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that evaluation, our management concluded that, our internal control over financial reporting was effective as of December 31, 2006. Ernst & Young LLP, our independent registered public accounting firm, has issued an attestation report concurring with management's assessment of our internal control over financial reporting, which is included in this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Morningstar, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Morningstar, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Morningstar, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Morningstar, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Morningstar, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Morningstar, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended, and our report dated March 9, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
March 9, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Morningstar, Inc.
We have audited the accompanying consolidated balance sheet of Morningstar, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morningstar, Inc. and subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payments to conform with FASB Statement No. 123(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Morningstar, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
March 9, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Morningstar, Inc.,

We have audited the accompanying consolidated balance sheet of Morningstar, Inc. and subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Morningstar, Inc. and subsidiaries as of December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
March 3, 2006

Consolidated Statements of Income

Year ended December 31 (in thousands except per share amounts)	2006	2005	2004
Revenue	**$ 315,175**	$ 227,114	$ 179,658
Operating expenses[1]:			
Cost of goods sold	**86,975**	64,408	54,709
Development	**29,494**	19,654	16,167
Sales and marketing	**50,614**	39,071	36,034
General and administrative	**55,590**	49,235	46,788
Depreciation and amortization	**14,975**	8,266	8,225
Total operating expense	**237,648**	180,634	161,923
Operating income	**77,527**	46,480	17,735
Non-operating income:			
Interest income, net	**4,623**	3,078	1,211
Other income (expense), net	**(459)**	121	594
Non-operating income, net	**4,164**	3,199	1,805
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	**81,691**	49,679	19,540
Income tax expense	**32,975**	20,224	11,574
Equity in net income of unconsolidated entities	**2,787**	1,662	843
Income before cumulative effect of accounting change	**51,503**	31,117	8,809
Cumulative effect of accounting change, net of income tax expense of $171	**259**	—	—
Net income	**$ 51,762**	$ 31,117	$ 8,809
Basic income per share:			
Income before cumulative effect of accounting change	**$ 1.25**	$ 0.79	$ 0.23
Cumulative effect of accounting change	**0.01**	—	—
Net income	**$ 1.26**	$ 0.79	$ 0.23
Diluted income per share:			
Income before cumulative effect of accounting change	**$ 1.10**	$ 0.70	$ 0.21
Cumulative effect of accounting change	**0.01**	—	—
Net income	**$ 1.11**	$ 0.70	$ 0.21
Weighted average shares outstanding:			
Basic	**41,176**	39,392	38,418
Diluted	**46,723**	44,459	41,858
(1) Includes stock-based compensation expense of:			
Cost of goods sold	**$ 1,172**	$ 1,473	$ 2,143
Development	**532**	603	1,020
Sales and marketing	**571**	710	1,184
General and administrative	**6,300**	8,109	12,376
Total stock-based compensation expense	**$ 8,575**	$ 10,895	$ 16,723

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

As of December 31 (in thousands except share amounts)	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 96,140	$ 92,367
Investments	67,611	60,823
Accounts receivable, less allowance of $225 and $418, respectively	65,176	47,530
Other	8,557	5,495
Total current assets	237,484	206,215
Property, equipment, and capitalized software, net	15,869	17,355
Investments in unconsolidated entities	18,659	16,355
Goodwill	86,680	17,500
Intangible assets, net	72,841	7,251
Deferred tax asset, net	13,789	29,729
Other assets	2,516	1,906
Total assets	$ 447,838	$ 296,311
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 21,014	$ 13,664
Accrued compensation	40,856	26,463
Income tax payable	1,620	1,259
Deferred revenue	100,525	71,155
Deferred tax liability, net	1,266	833
Other	2,182	2,467
Total current liabilities	167,463	115,841
Accrued compensation	7,591	4,458
Other long-term liabilities	3,361	2,298
Total liabilities	178,415	122,597
Shareholders' equity:		
Common stock, no par value, 200,000,000 shares authorized, of which 42,228,418 and 40,284,513 shares were outstanding as of December 31, 2006 and 2005, respectively	4	4
Treasury stock at cost, 233,332 shares as of December 31, 2006 and 2005	(3,280)	(3,280)
Additional paid-in capital	268,721	226,593
Retained earnings (accumulated deficit)	1,154	(50,608)
Accumulated other comprehensive income:		
Currency translation adjustment	2,871	1,130
Unrealized losses on available for sale securities	(47)	(125)
Total accumulated other comprehensive income	2,824	1,005
Total shareholders' equity	269,423	173,714
Total liabilities and shareholders' equity	$ 447,838	$ 296,311

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands except share amounts)	Common Stock Shares Outstanding	Common Stock Par Value	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2004	38,395,480	$ 4	$ (3,280)	$ 139,161	$ (90,534)	$ (530)	$ 44,821
Comprehensive income:							
Net income		—	—	—	8,809	—	8,809
Reclassification adjustment for realized gains included in net income		—	—	—	—	(8)	(8)
Unrealized loss on investments, net of tax of $69		—	—	—	—	(97)	(97)
Foreign currency translation adjustment		—	—	—	—	1,873	1,873
Total comprehensive income		—	—	—	8,809	1,768	10,577
Issuance of common stock related to stock option exercises, net	51,134	—	—	692	—	—	692
Reclassification related to conversion of Morningstar Europe options to Morningstar, Inc. options		—	—	531	—	—	531
Stock-based compensation		—	—	7,760	—	—	7,760
Balance at December 31, 2004	38,446,614	4	(3,280)	148,144	(81,725)	1,238	64,381
Comprehensive income:							
Net income		—	—	—	31,117	—	31,117
Reclassification adjustment for realized gains included in net income		—	—	—	—	(3)	(3)
Unrealized loss on investments, net of tax of $16		—	—	—	—	(20)	(20)
Foreign currency translation adjustment		—	—	—	—	(210)	(210)
Total comprehensive income		—	—	—	31,117	(233)	30,884
Issuance of common stock related to initial public offering, net of related costs	1,141,875	—	—	18,108	—	—	18,108
Issuance of common stock related to stock option exercises, net	696,024	—	—	8,221	—	—	8,221
Reclassification of stock-based compensation liabilities		—	—	41,589	—	—	41,589
Stock-based compensation		—	—	8,085	—	—	8,085
Tax benefit derived from stock option exercises		—	—	2,446	—	—	2,446
Balance at December 31, 2005	40,284,513	4	(3,280)	226,593	(50,608)	1,005	173,714
Comprehensive income:							
Net income		—	—	—	51,762	—	51,762
Unrealized gains on investment, net of income tax of $52		—	—	—	—	78	78
Foreign currency translation adjustment		—	—	—	—	1,741	1,741
Total comprehensive income		—	—	—	51,762	1,819	53,581
Issuance of common stock related to stock option exercises, net	1,943,905	—	—	20,249	—	—	20,249
Stock-based compensation		—	—	8,575	—	—	8,575
Cumulative effect of accounting change		—	—	(430)	—	—	(430)
Tax benefit derived from stock option exercises		—	—	13,734	—	—	13,734
Balance at December 31, 2006	**42,228,418**	**$ 4**	**$ (3,280)**	**$ 268,721**	**$ 1,154**	**$ 2,824**	**$ 269,423**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Year ended December 31 (in thousands)	2006	2005	2004
Operating activities			
Net income	**$ 51,762**	$ 31,117	$ 8,809
Adjustments to reconcile net income to net cash flows from operating activities:			
Cumulative effect of accounting change, net of tax	**(259)**	—	—
Depreciation and amortization	**14,975**	8,266	8,225
Deferred income taxes	**(3,856)**	583	830
Stock-based compensation	**8,575**	10,895	16,723
Provision for (recovery of) bad debt	**159**	223	(55)
Equity in net income of unconsolidated entities	**(2,787)**	(1,662)	(843)
Foreign exchange (gain) loss	**880**	146	(333)
(Gain) loss on sale of fixed assets	**165**	19	(73)
Excess tax benefits from stock option exercises	**(13,734)**	2,446	—
Other, net	**(411)**	(269)	(575)
Changes in operating assets and liabilities, net of effect of acquisitions			
Accounts receivable	**(9,261)**	(14,989)	(10,866)
Other assets	**(1,217)**	(1,076)	(2,358)
Accounts payable and accrued liabilities	**(563)**	2,167	2,489
Accrued compensation	**16,426**	6,997	—
Deferred revenue	**10,967**	7,364	7,038
Income taxes payable	**26,696**	(2,438)	3,763
Other liabilities	**160**	(1,344)	88
Cash provided by operating activities	**98,677**	48,445	32,862
Investing activities			
Purchases of investments	**(81,265)**	(78,798)	(79,126)
Proceeds from sale of investments	**74,679**	77,510	64,180
Capital expenditures	**(4,722)**	(7,451)	(7,730)
Acquisitions, net of cash acquired	**(117,331)**	(8,192)	(210)
Other, net	**(363)**	18	136
Cash used for investing activities	**(129,002)**	(16,913)	(22,750)
Financing activities			
Proceeds from sale of common stock, primarily stock option exercises	**20,249**	7,166	194
Excess tax benefits from stock option exercises	**13,734**	—	—
Proceeds from initial public offering, net	—	18,108	—
Payments of long-term debt and capital lease obligations	—	(18)	(6,561)
Cash provided by (used for) financing activities	**33,983**	25,256	(6,367)
Effect of exchange rate changes on cash and cash equivalents	**115**	(328)	317
Net increase in cash and cash equivalents	**3,773**	56,460	4,062
Cash and cash equivalents—Beginning of year	**92,367**	35,907	31,845
Cash and cash equivalents—End of year	**$ 96,140**	$ 92,367	$ 35,907
Supplemental disclosures of cash flow information			
Cash paid for interest	**$ —**	$ 29	$ 90
Cash paid for income taxes	**$ 9,649**	$ 19,527	$ 6,613
Supplemental information of non-cash investing and financing activities			
Unrealized gain (loss) on available for sale investments	**$ 148**	$ (33)	$ (166)
Non-cash consideration related to acquisition	**$ —**	$ —	$ 69

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Description of Business

Morningstar, Inc. and its subsidiaries (Morningstar, we, our), is a provider of independent investment research in the United States and in major international markets. We offer an extensive line of Internet, software, and print-based products for individual investors, financial advisors, and institutional clients and provide data on investment offerings worldwide. We also offer asset management services for advisors, institutions, and retirement plan participants.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Morningstar, Inc. and our wholly and majority-owned subsidiaries. The assets, liabilities, and results of operations of subsidiaries in which we have a controlling interest have been consolidated. We account for investments in entities in which we exercise significant influence, but do not control, using the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results may differ from these estimates.

Reclassifications

In 2006, we changed our segment reporting by allocating stock-based compensation expense to each of our three business segments. Before 2006, stock-based compensation expense was recorded as a corporate item. We believe this change gives our chief operating decision maker a more complete picture of the profitability of each business segment. We have reclassified the 2005 and 2004 financial results for each segment to reflect this change.

Certain other amounts reported in 2005 and 2004 have been reclassified to conform to the 2006 presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less. We state them at cost, which approximates fair market value.

Investments

We classify certain investments, consisting of certificates of deposit, as held-to-maturity securities, based on our intent and ability to hold these securities to maturity. We record held-to-maturity investments at amortized cost on the Consolidated Balance Sheets. We classify certain other investments, consisting primarily of equity securities, as trading securities, based on our intent to hold the securities for a short period of time and generate profits on short-term differences in price, as well as the requirements of one of our wholly-owned subsidiaries, which is a registered broker-dealer. We include realized and unrealized gains and losses associated with these investments in "Other income (expense), net" in the Consolidated Statements of Income. We classify investments not classified as held-to-maturity or trading securities, which primarily consist of fixed-income securities, as available-for-sale securities. We report unrealized gains and losses for available-for-sale securities as other comprehensive income (loss), net of related income taxes. We record both trading and available-for-sale securities at their fair value on the Consolidated Balance Sheets.

Concentration of Credit Risk

No single customer is large enough to pose a significant credit risk to our operations or financial condition. For the years ended December 31, 2006, 2005, and 2004, no single customer represented 10% or more of our consolidated revenue. If receivables from our customers become delinquent, we begin a collections process. We maintain an allowance for doubtful accounts based on our estimate of the probable losses of accounts receivable.

Property, Equipment, and Depreciation

We state property and equipment at historical cost, net of accumulated depreciation. We depreciate property and equipment primarily using the straight-line method based on the useful life of the asset, which ranges from three to seven years. We amortize leasehold improvements over the remaining lease term or their useful lives, whichever is shorter.

Computer Software and Internal Product Development Costs

We capitalize certain costs in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*, and Emerging Issues Task Force (EITF) 00-2, *Accounting for Web Site Development Cost*. Internal product development costs mainly consist of personnel costs relating to the development of new Web-based products and certain major enhancements of existing products. We amortize these costs on a straight-line basis over the estimated economic life, which is generally three years.

Goodwill

During the years ended December 31, 2006, 2005, and 2004, changes in the carrying amount of our recorded goodwill were primarily the result of business acquisitions. In accordance with FAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized; instead, goodwill is subject to at least an annual test for impairment, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. Our reporting units are components of our reportable segments. We performed annual impairment reviews in the fourth quarter of 2006, 2005, and 2004 and did not record any impairment losses in these years.

Intangible Assets

We amortize intangible assets using the straight-line method over their estimated economic useful lives, which range from three to 20 years. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset, we record an impairment loss based on the excess of the carrying amount over the fair value of the asset. No impairment losses were recorded in 2006, 2005, or 2004.

Revenue Recognition

We recognize revenue from subscription sales, including print publications, CD-ROM software, Morningstar.com Premium service, and other subscription products, in equal installments over the term of the subscription, generally one year. Deferred revenue represents the portion of subscriptions billed or collected in advance which we expect to recognize in future periods. We recognize revenue from consulting, retirement advice, and other non-subscription products and services when the product or service is delivered or, when applicable, over the service obligation period defined by the terms of the contract.

EITF Issue No. 06-2, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement*, allows companies the option to report taxes imposed on revenue-producing transactions (such as sales, use, value added, and some excise taxes) on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues). Morningstar records such taxes on a net basis; therefore, they are excluded from revenue in our Consolidated Statements of Income.

Advertising Costs

Advertising costs include expenses incurred for various print and Internet ads, search engine fees, and direct mail campaigns. We expense advertising costs as incurred. Advertising expense for the years ended December 31, 2006, 2005, and 2004 totaled $6,450,000, $5,862,000, and $6,180,000, respectively.

Stock-Based Compensation Expense

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123(R)), using the modified prospective transition method. Under this method, the provisions of SFAS No. 123(R) apply to all awards granted after the date of adoption and to any unrecognized expense of awards unvested at the date of adoption based on the fair value as of the date of grant. Prior to this date, we accounted for our stock options in accordance with the fair value provisions of SFAS No. 123, *Stock-Based Compensation*. Under SFAS No. 123, we accounted for forfeitures of stock options as they occurred. SFAS No. 123(R) requires us to estimate expected forfeitures at the grant date and recognize compensation cost only for those awards expected to vest. Accordingly, in the first quarter of 2006, we recorded a cumulative effect of accounting change, net of tax, of $259,000 to reverse the impact of stock-based compensation expense recorded in prior years related to outstanding stock options that we estimate will not vest. Because we previously recognized stock-based compensation expense in accordance with SFAS No. 123, the adoption of SFAS No. 123(R) did not have any other impact on our financial position or results of operations.

Prior to our adoption of SFAS No. 123(R), we classified tax benefits arising from the exercise of stock options as operating cash flows. SFAS No. 123(R) requires that we classify the cash flows resulting from the tax benefit that arises when the tax deductions exceed the compensation cost recognized for those options (excess tax benefits) as financing cash flows. These excess tax benefits were $13,734,000 in 2006 and $2,446,000 in 2005; there were no excess tax benefits recorded in 2004.

Income per Share

We compute and present income per share in accordance with SFAS No. 128, *Earnings per Share*. The difference between weighted average shares outstanding and diluted shares outstanding reflects the dilutive effect of employee stock options in all periods presented, and beginning in 2006, the dilutive effect of restricted stock units.

Income Taxes

We record deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes in accordance with SFAS No. 109, *Accounting for Income Taxes*.

Foreign Currency

We translate the financial statements of non-U.S. subsidiaries to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for revenue and expenses. We use the local currency as the functional currency for all of our non-U.S. subsidiaries. We record translation adjustments for non-U.S. subsidiaries as a component of "Accumulated other comprehensive income (loss)" in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. We include exchange gains and losses arising from transactions denominated in currencies other than the functional currency in "Other income (expense), net" in the Consolidated Statements of Income.

3. Initial Public Offering

In May 2005, we completed our initial public offering of 7,612,500 shares of our common stock. These shares began trading on May 3, 2005 on the Nasdaq National Market under the symbol "MORN" and now trade on the Nasdaq Global Select Market. All of these shares were sold by affiliates of SOFTBANK Finance Corporation, a wholly owned subsidiary of SOFTBANK Corp. We did not receive any proceeds from the sale of these shares. In addition, we granted the underwriters the right to purchase up to an additional 1,141,875 shares at the initial public offering price to cover over-allotments. In May 2005, the underwriters exercised their over-allotment option in full. We received net proceeds of $18,108,000 based on our initial public offering price of $18.50 per share, after deducting the underwriting discounts and commissions and $2,594,000 of offering expenses.

4. Income Per Share

The numerator for both basic and diluted income per share is net income. The denominator for basic income per share is the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options and restricted stock units is reflected in the denominator for diluted income per share using the treasury stock method.

The following table reconciles our net income and the number of shares used in computing basic and diluted income per share:

(in thousands, except per share amounts)	2006	2005	2004
Basic income per share:			
Income before cumulative effect of accounting change	**$ 51,503**	$ 31,117	$ 8,809
Cumulative effect of accounting change, net of tax	**259**	—	—
Net income	**$ 51,762**	$ 31,117	$ 8,809
Weighted average common shares outstanding	**41,176**	39,392	38,418
Basic income per share before cumulative effect of accounting change	**$1.25**	$0.79	$ 0.23
Cumulative per share effect of accounting change, net of tax	**0.01**	—	—
Basic net income per share	**$ 1.26**	$ 0.79	$ 0.23
Diluted income per share:			
Income before cumulative effect of accounting change	**$ 51,503**	$ 31,117	$ 8,809
Cumulative effect of accounting change, net of tax	**259**	—	—
Net income	**$ 51,762**	$ 31,117	$ 8,809
Weighted average common shares outstanding	**41,176**	39,392	38,418
Net effect of dilutive stock options and restricted stock units	**5,547**	5,067	3,440
Weighted average common shares outstanding for computing diluted income per share	**46,723**	44,459	41,858
Diluted income per share before cumulative effect of accounting change	**$ 1.10**	$ 0.70	$ 0.21
Cumulative per share effect of accounting change,net of tax	**0.01**	—	—
Diluted net income per share	**$ 1.11**	$ 0.70	$ 0.21

5. Segment and Geographical Area Information

We organize our operations based on products and services sold in three primary business segments: Individual, Advisor, and Institutional.

Individual segment

Our Individual segment focuses on products and services for individual investors. The largest product in this segment based on revenue is our U.S.-based Web site, Morningstar.com, which includes our Premium Membership service and sales of Internet advertising space. Our Individual segment also includes Morningstar Equity Research, which we distribute through several channels. Investors can access our equity research through our Premium Membership offering on Morningstar.com. In addition, our equity research is distributed through six major investment banks to meet the requirement for independent research under the Global Analyst Research Settlement, as well as to several other companies who provide our research to their affiliated financial advisors or to individual investors. We also offer a variety of print publications on stocks and mutual funds, including our monthly newsletters, *Morningstar FundInvestor* and *Morningstar StockInvestor*, and our twice-monthly publication, *Morningstar Mutual Funds*. We sell several annual reference guides, including the *Morningstar Funds 500*, the *Morningstar Stocks 500* , the *Morningstar ETFs 150*, and the *Stocks, Bonds, Bills, and Inflation Yearbook*. With the addition of Aspect Huntley in July 2006, this segment also includes several newsletters and other publications for Australian investors. With the addition of Aspect Huntley, our Individual segment now includes revenue from both U.S. and non-U.S. operations.

Advisor segment

Our Advisor segment focuses on products and services for financial advisors. Key products in this segment based on revenue are Morningstar Advisor Workstation and Morningstar Principia. Advisor Workstation is a Web-based investment planning system that provides financial advisors with a comprehensive set of tools for conducting their core business, including investment research, planning, and presentations. Advisor Workstation is available in two editions: the Office Edition for independent financial advisors and the Enterprise Edition for financial advisors affiliated with larger firms. Principia is our CD-ROM-based investment research and planning software for financial advisors. In addition, we offer Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund and exchange-traded fund portfolios tailored to different investment time horizons and risk levels that financial advisors can use for their clients' taxable and tax-deferred accounts. Following our acquisition of Ibbotson in March 2006, we offer a series of NASD-reviewed Financial Communications materials that advisors can use to educate clients about asset allocation and demonstrate other key investment concepts, as well as data and graphs that financial advisors can license to use in published materials. Following our acquisition of Aspect Huntley, this segment also includes software that we sell to financial planners and other market participants in Australia.

Institutional segment

Our Institutional segment focuses on products and services for institutions, including banks, insurance companies, mutual fund companies, brokerage firms, media firms, and retirement plan providers and sponsors. Key products and services in this segment based on revenue are Investment Consulting, which focuses on investment monitoring and asset allocation for funds of funds, including mutual funds and variable annuities; Licensed Data, a set of investment data spanning 10 core databases, available through electronic data feeds; Retirement Advice, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; Morningstar Direct, a Web-based institutional research platform that provides advanced research and tools on the complete range of securities in Morningstar's global database; Licensed Tools and Content, a set of online tools and editorial content designed for institutions to use in their Web sites and software; Investment Profiles & Guides, which are designed for institutions to use in communicating investment information to individual investors; the Morningstar Annuity Research Center (formerly VARDS Online); and Morningstar EnCorr, an asset allocation software package (acquired with Ibbotson). With the addition of Aspect Huntley, this segment now includes financial information as well as other data feeds on Australian stocks which we sell to stock brokers, information providers, and financial Web sites. The Institutional segment also includes the hedge fund and separate account database division we acquired from InvestorForce in August 2006.

We measure the operating results of these segments based on operating income (loss), including an allocation of corporate costs. We include intersegment revenue and expenses in segment information. We sell services and products between segments at predetermined rates primarily based on cost. The recovery of intersegment cost is shown as "Intersegment revenue."

In the first quarter of 2006, we changed our segment reporting by allocating stock-based compensation expense to each of our three business segments; before 2006, stock-based compensation expense was recorded as a corporate item. We believe this change gives our chief operating decision maker a more complete picture of the profitability of each business segment. The 2005 and 2004 financial results for each segment have been reclassified to reflect this change.

Our segment accounting policies are the same as those described in Note 2, except for the capitalization and amortization of internal product development costs and amortization of intangible assets. We exclude these items from our operating segment results to provide our chief operating decision maker with a better indication of each segment's ability to generate cash flow. This information is one of the criteria used by our chief operating decision maker in determining how to allocate resources to each segment. We include the capitalization and amortization of internal product development costs, the amortization of intangible assets, and the elimination of intersegment revenue and expense in the Corporate Items and Eliminations category to arrive at the consolidated financial information. Our segment disclosures include the business segment information provided to our chief operating decision maker on a recurring basis, and, therefore, we do not present balance sheet information, including goodwill or other intangibles, by segment.

The following tables show selected segment data for the years ended December 31, 2006, 2005, and 2004:

($000)	Individual	Advisor	Institutional	Corporate Items & Eliminations	Total
2006 Segment Data					
Revenue:					
External customers	$ 77,171	$ 94,635	$ 143,369	$ —	$ 315,175
Intersegment	3,535	59	2,716	(6,310)	—
Total revenue	80,706	94,694	146,085	(6,310)	315,175
Operating expense, excluding depreciation and amortization	54,254	63,620	102,831	(6,607)	214,098
Stock-based compensation	2,306	2,645	3,624	—	8,575
Depreciation and amortization	1,225	1,695	2,386	9,669	14,975
Operating income (loss)	$ 22,921	$ 26,734	$ 37,244	$ (9,372)	$ 77,527
Capital expenditures	$ 313	$ 453	$ 1,255	$ 2,701	$ 4,722
U.S. revenue					$ 270,899
Non-U.S. revenue					$ 44,276
U.S. long-lived assets as of Dec. 31, 2006					$ 11,777
Non-U.S. long-lived assets as of Dec. 31, 2006					$ 4,092
2005 Segment Data					
Revenue:					
External customers	$ 60,643	$ 72,683	$ 93,788	$ —	$ 227,114
Intersegment	2,805	6	2,159	(4,970)	—
Total revenue	63,448	72,689	95,947	(4,970)	227,114
Operating expense, excluding depreciation and amortization	43,903	53,290	69,140	(4,860)	161,473
Stock-based compensation	3,368	3,275	4,252	—	10,895
Depreciation and amortization	1,172	1,507	2,011	3,576	8,266
Operating income (loss)	$ 15,005	$ 14,617	$ 20,544	$ (3,686)	$ 46,480
Capital expenditures	$ 305	$ 709	$ 1,939	$ 4,498	$ 7,451
U.S. revenue					$ 197,672
Non-U.S. revenue					$ 29,442
U.S. long-lived assets as of Dec. 31, 2005					$ 13,894
Non-U.S. long-lived assets as of Dec. 31, 2005					$ 3,461
2004 Segment Data					
Revenue:					
External customers	$ 44,478	$ 59,326	$ 75,854	$ —	$ 179,658
Intersegment	2,518	1,554	2,548	(6,620)	—
Total revenue	46,996	60,880	78,402	(6,620)	179,658
Operating expense, excluding stock-based compensation, depreciation, and amortization	38,130	45,311	62,496	(8,962)	136,975
Stock-based compensation	5,222	4,967	6,534	—	16,723
Depreciation and amortization	1,041	1,603	2,239	3,342	8,225
Operating income (loss)	$ 2,603	$ 8,999	$ 7,133	$ (1,000)	$ 17,735
Capital expenditures	$ 100	$ 622	$ 722	$ 6,286	$ 7,730
U.S. revenue					$ 154,248
Non-U.S. revenue					$ 25,410
U.S. long-lived assets as of Dec. 31, 2004					$ 16,016
Non-U.S. long-lived assets as of Dec. 31, 2004					$ 1,505

6. Investments

We classify our investment portfolio, which is primarily invested in fixed-income securities, as follows:

($000)	Dec. 31, 2006	Dec. 31, 2005
Available-for-sale	**$63,122**	$58,761
Held-to-maturity	**2,339**	420
Trading securities	**2,150**	1,642
Total	**$67,611**	$60,823

The following table shows the cost, unrealized gains (losses), and fair values related to investments classified as available-for-sale and held-to-maturity:

($000)	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Dec. 31, 2006				
Available-for-sale:				
Corporate bonds	**$31,006**	**$10**	**$ (9)**	**$31,007**
Government obligations	**31,587**	**4**	**(59)**	**31,532**
Commercial Paper	**583**	—	—	**583**
Total	**$63,176**	**$14**	**$(68)**	**$63,122**
Held-to-maturity:				
Certificate of deposit	**$ 2,339**	**$—**	**$ —**	**$ 2,339**
Dec. 31, 2005				
Available-for-sale:				
Auction-rate securities	$16,298	$—	$ —	$16,298
Corporate bonds	18,420	2	(57)	18,365
Government obligations	24,245	—	(147)	24,098
Total	$58,963	$ 2	$(204)	$58,761
Held-to-maturity:				
Certificate of deposit	$420	$—	$ —	$ 420

As of December 31, 2006 and 2005, investments with unrealized losses for greater than a 12-month period were not material to the Consolidated Balance Sheets and were not deemed to have other than temporary declines in value.

The table below shows the cost and estimated fair value of investments classified as available-for-sale and held-to-maturity based on their contractual maturities. The expected maturities of certain fixed-income securities may differ from their contractual maturities because some of these holdings have call features that allow the issuers the right to prepay obligations without penalties.

($000)	Cost	Fair Value
Dec. 31, 2006		
Available-for-sale:		
Due in one year or less	**$35,817**	**$35,768**
Due in one to three years	**27,359**	**27,354**
Due in greater than ten years	—	—
Total	**$63,176**	**$63,122**
Held-to-maturity:		
Due in one year or less	**$ 2,339**	**$ 2,339**
Dec. 31, 2005		
Available-for-sale:		
Due in one year or less	$25,820	$25,740
Due in one to three years	16,845	16,723
Due in greater than ten years	16,298	16,298
Total	$58,963	$58,761
Held-to-maturity:		
Due in one year or less	$ 420	$ 420

As of December 31, 2005, securities with contractual maturities of greater than 10 years consisted of auction-rate securities. Auction-rate securities are long-term variable rate bonds tied to short-term interest rates that are reset through an auction process that occurs approximately every seven to 35 days. As of December 31, 2006, we no longer hold auction-rate securities.

Net unrealized gains on trading securities included in our Consolidated Statements of Income were $176,000, $18,000, and $71,000 in 2006, 2005, and 2004, respectively.

The following table shows the net realized gains (losses) arising from sales of our investments recorded in our Consolidated Statements of Income:

($000)	2006	2005	2004
Realized gains	**$25**	$36	$33
Realized losses	**(2)**	(4)	(2)
Realized gains, net	**$23**	$32	$31

7. Acquisitions, Goodwill, and Other Intangible Assets

Institutional Hedge Fund and Separate Accounts Database Division of InvestorForce, Inc.

In August 2006, we acquired the institutional hedge fund and separate account database division of InvestorForce, Inc. (InvestorForce), a financial software and data integration company based in Wayne, Pennsylvania, for $10,050,000 in cash, including expenses directly related to the acquisition. We have included the financial results of this acquisition in our Consolidated Financial Statements beginning on August 1, 2006. This acquisition included the Altvest database, one of the largest databases covering hedge funds, managers, and data, as well as InvestorForce's extensive institutional separate account database. It also included several online software applications for manager search, research, and reporting. This acquisition allowed us to strengthen and expand our proprietary investment data.

The following table summarizes our preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Accounts receivable	$ 354
Intangible assets	5,290
Goodwill	6,020
Deferred revenue	(1,614)
Total purchase price	$ 10,050

The preliminary purchase price allocation includes $5,290,000 of acquired intangible assets. These assets include technology-based assets of $2,500,000 that will be amortized over a weighted average period of 5 years; customer-based assets of $2,350,000 that will be amortized over a weighted average period of 5 years; trade names of $390,000 that will be amortized over a weighted average period of 4 years; and a non-compete agreement of $50,000 that will be amortized over 3 years.

The value assigned to goodwill and intangibles of $11,310,000 is deductible for U.S. income tax purposes over a period of 15 years.

If the acquisition of the database division of InvestorForce had occurred as of January 1, 2005 and 2006, revenue, operating income, net income, and basic and diluted income per share would not have been significantly different from the amounts reported in 2006 and 2005.

Aspect Huntley Pty Limited

In July 2006, we acquired Aspect Huntley Pty Limited (Aspect Huntley), a leading provider of equity information, research, and financial trade publishing in Australia. We have included the results of Aspect Huntley's operations in our Consolidated Financial Statements beginning on July 25, 2006. This acquisition fit our growth strategy to expand our products and services outside the United States and allowed us to combine Morningstar's expertise in fund research and information with Aspect Huntley's equity research, information, and financial media expertise in Australia.

The purchase price of $23,384,000 represents Australian $30,000,000 in cash (of which Australian $2,000,000 will be paid in the third quarter of 2007), and includes transaction costs directly related to the acquisition and post-closing adjustments. In 2006, the cash paid for Aspect Huntley, including transaction costs and post-closing adjustments, was $20,914,000 (net of cash acquired).

The following table summarizes our preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Cash	$ 922
Accounts receivable	671
Other current assets	324
Fixed assets	273
Intangible assets	11,019
Goodwill	17,274
Deferred revenue	(5,141)
Other current liabilities	(1,850)
Income taxes payable	(108)
Total purchase price	$ 23,384

The preliminary purchase price allocation includes $11,019,000 of acquired intangible assets. These assets include trade names of $6,622,000 that will be amortized over a weighted average period of 10 years; technology-based assets (primarily including a database) of $2,593,000 that will be amortized over a weighted average period of 18 years; and customer-related assets of $1,804,000 that will be amortized over 10 years.

The goodwill we recorded of $17,274,000 is not deductible for U.S. or Australian income tax purposes.

If the acquisition of Aspect Huntley had occurred as of January 1, 2005 and 2006, revenue, operating income, net income, and basic and diluted income per share would not have been significantly different from the amounts reported in 2006 and 2005.

Ibbotson Associates, Inc.

In March 2006, we acquired Ibbotson Associates, Inc. (Ibbotson), a firm specializing in asset allocation research and services, for $83,000,000 in cash, plus an additional $3,470,000 in cash for working capital and other items. We have included the results of Ibbotson's operations in our Consolidated Financial Statements beginning on March 1, 2006. This acquisition complemented our growth strategies in several key areas, including investment consulting, managed retirement accounts, and institutional and advisor software.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Cash	$ 103
Accounts receivable	6,770
Income tax benefits, net	13,047
Other current assets	1,398
Fixed assets	1,407
Other assets	156
Intangible assets	55,280
Goodwill	46,221
Deferred revenue	(10,772)
Accrued liabilities	(4,882)
Deferred tax liability, net	(21,497)
Other non-current liabilities	(761)
Total purchase price	$ 86,470

As part of the purchase price allocation, we recorded an asset of $13,047,000, primarily for the income tax benefit related to payment for the cancellation of Ibbotson's stock options. This cash income tax benefit reduced the amount of cash we paid for income taxes in 2006. This cash income tax benefit did not impact our income tax expense or net income in 2006.

The purchase price allocation also includes $55,280,000 of acquired intangible assets. These assets include customer-related assets of $34,200,000 that will be amortized over a weighted average period of 9 years; intellectual property (including patents and trade names) of $17,710,000 that will be amortized over a weighted average period of 10 years; technology-based assets of $3,070,000 that will be amortized over a weighted average period of 5 years; and a non-compete agreement of $300,000 that will be amortized over 5 years. The deferred tax liability of $21,497,000 results primarily because the amortization expense for these intangible assets is not deductible for U.S. income tax purposes.

Based on the purchase price allocation, we recorded $46,221,000 of goodwill. The goodwill we recorded is not deductible for U.S. income tax purposes. SFAS No. 109, *Accounting for Income Taxes*, prohibits recognition of a deferred tax asset or liability for goodwill temporary differences if goodwill is not amortizable and deductible for tax purposes.

Based on plans in place at the time of acquisition, we recorded a liability of $596,000 for severance and $761,000 for lease termination costs, net of estimated sub-lease income. As of December 31, 2006, we have made substantially all of the related severance payments. We expect to pay the lease termination costs beginning in March 2008, which is when we plan to vacate Ibbotson's office space.

The following unaudited pro forma information presents a summary of our Consolidated Statements of Income for the years ended December 31, 2006 and 2005 as if we had acquired Ibbotson as of January 1, 2005 and 2006. In calculating the pro forma information below, we made an adjustment to eliminate stock-based compensation expense previously recorded by Ibbotson based on the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. We also made an adjustment to record stock-based compensation expense for an estimated value of stock options assumed to be granted to Ibbotson employees. This adjustment assumes the stock option awards were made in May 2005, consistent with the timing of our annual equity grant, and vest over a four-year period. In 2005, we recorded stock-based compensation expense based on the recognition and measurement principles of SFAS No. 123, *Accounting for Stock-Based Compensation*.

Year Ended December 31 ($000)	2006	2005
Revenue	**$ 322,566**	$ 266,621
Operating income	**77,868**	42,035
Income before cumulative effect of accounting change	**51,478**	27,007
Net income	**51,737**	27,007
Basic income per share:		
Income before cumulative effect of accounting change	**$ 1.25**	$ 0.69
Net income	**$ 1.26**	$ 0.69
Diluted income per share:		
Income before cumulative effect of accounting change	**$ 1.10**	$ 0.61
Net income	**$ 1.11**	$ 0.61

Variable Annuity Research and Data Service

In January 2005, we acquired Variable Annuity Research and Data Service (VARDS) from Finetre Corporation for $8,192,000 in cash, including costs directly related to the acquisition. The results of the VARDS operations have been included in our Consolidated Financial Statements beginning in January 2005.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Accounts receivable	$ 639
Other assets	57
Intangible assets	6,370
Goodwill	3,084
Liabilities, primarily deferred revenue	(1,958)
Total purchase price	$ 8,192

The acquired intangible assets include $5,700,000 of customer-related assets, consisting primarily of acquired customer contracts; $430,000 for technology-based assets, consisting of a database and developed software; and $240,000 related to supplier relationships. Both the acquired intangible assets and the acquired goodwill are deductible for U.S. income tax purposes.

Morningstar Norway

In February 2004, we purchased the remaining 51% of Morningstar Norway that we did not previously own. The purchase price consisted of $210,000 in cash and $69,000 of other consideration. Prior to this transaction, we accounted for our investment in Morningstar Norway using the equity method.

Goodwill

The following table shows the changes in our goodwill balances from January 1, 2005 to December 31, 2006:

	($000)
Balance as of January 1, 2005	$ 14,408
Goodwill acquired related to VARDS	3,084
Other, primarily currency translation	8
Balance as of December 31, 2005	17,500
Goodwill acquired related to Ibbotson	46,221
Goodwill acquired related to Aspect Huntley	17,274
Goodwill acquired related to the database division of InvestorForce	6,020
Reversal of valuation allowances related to non-U.S. deferred tax assets, primarily related to net operating losses	(1,200)
Other, primarily currency translation	865
Balance as of December 31, 2006	$ 86,680

At the date of acquisition of certain of our non-U.S. operations, we recorded a valuation allowance against the deferred tax assets related to the acquired entities' deductible temporary differences and net operating losses. In 2006, we reversed these valuation allowances as we considered that it is more likely than not that these tax benefits will be realized. In accordance with SFAS No. 109, the tax benefits for those items that are first recognized in financial statements after the acquisition date (by eliminating the valuation allowance) are applied first to reduce any goodwill related to the acquisition. We therefore recorded a reduction to goodwill in the amount of $1,200,000 related to the reduction of these valuation allowances.

We did not record any goodwill impairment losses in 2006, 2005, or 2004, respectively.

Intangible Assets

The following table summarizes our intangible assets:

($000)	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)
Dec. 31, 2006				
Intellectual property	**$ 26,185**	**$ (2,455)**	**$ 23,730**	**10**
Customer-related assets	**45,015**	**(4,410)**	**40,605**	**10**
Supplier relationships	**240**	**(24)**	**216**	**20**
Technology-based assets	**9,177**	**(1,180)**	**7,997**	**9**
Non-competition agreement	**350**	**(57)**	**293**	**5**
Total intangible assets	**$ 80,967**	**$ (8,126)**	**$ 72,841**	**10**
Dec. 31, 2005				
Intellectual property	$ 1,132	$ (405)	$ 727	7
Customer-related assets	6,571	(597)	5,974	18
Supplier relationships	240	(12)	228	20
Technology-based assets	430	(108)	322	4
Total intangible assets	$ 8,373	$ (1,122)	$ 7,251	16

We amortize intangible assets using the straight-line method over their expected economic useful lives. Amortization expense for the years ended December 31, 2006, 2005 and 2004 was $7,004,000, $692,000, and $287,000, respectively.

As of December 31, 2006, we estimate that aggregate amortization expense for intangible assets will be $9,529,000 in 2007; $9,458,000 in 2008; $9,113,000 in 2009; $8,188,000 in 2010; and $7,185,000 in 2011.

8. Investments in Unconsolidated Entities

Our investments in unconsolidated entities consist primarily of the following:

Morningstar Japan K.K.

In April 1998, we entered into an agreement with Softbank Corporation to form a joint venture, Morningstar Japan K.K. (MJKK), which develops and markets products and services customized for the Japanese market. In June 2000, MJKK became a public company, and its shares are traded on the Osaka Stock Exchange, "Hercules Market," using the ticker 4765. Subsequent to MJKK's initial public offering, the joint venture agreement between us and Softbank Corporation was terminated, but we continued to hold shares of MJKK stock. As of December 31, 2006 and 2005, we owned approximately 35% of MJKK. We account for our investment in MJKK using the equity method. The book value of our investment in MJKK totaled $15,693,000 and $14,884,000 as of December 31, 2006 and 2005, respectively. The market value of our investment in MJKK was approximately Japanese Yen 10.2 billion (approximately U.S. $85,482,000) as of December 31, 2006 and Japanese Yen 9.7 billion (approximately U.S. $82,103,000) as of December 31, 2005.

In the third quarter of 2006, MJKK recorded a gain related to the sale of shares in a subsidiary's initial public offering. Our share of the pre-tax gain was approximately $990,000 and is included in "Equity in net income of unconsolidated entities," in our Consolidated Statements of Income.

Morningstar Korea, Ltd.

In June 2000, we entered into a joint venture agreement with Shinheung Securities Co., Ltd. and SOFTBANK Finance Corporation to establish a Korean limited liability company, Morningstar Korea Ltd. (Morningstar Korea). Morningstar Korea provides financial information and services for investors in South Korea. Our ownership interest and profit and loss sharing interest in Morningstar Korea was 40% as of December 31, 2006 and December 31, 2005. We account for this investment using the equity method. Our investment totaled $1,415,000 and $1,129,000 as of December 31, 2006 and 2005, respectively.

Other Investments in Unconsolidated Entities

As of December 31, 2006 and 2005, the book value of our other investments in unconsolidated entities totaled $551,000 and $342,000, respectively, and primarily includes our investments in Morningstar Danmark A/S (Morningstar Denmark) and Morningstar Sweden AB (Morningstar Sweden). In August 2001, we entered into a joint venture agreement with Phosphorus A/S to establish Morningstar Denmark, which develops and markets products and services customized for the Danish market. In April 2001, we entered into a joint venture agreement with Stadsporten Citygate AB to establish Morningstar Sweden, which develops and markets products and services customized for the Swedish market. Our ownership interest in both Morningstar Denmark and Morningstar Sweden was approximately 25% as of December 31, 2006 and 2005. We account for our investments in Morningstar Denmark and Morningstar Sweden using the equity method.

The following table shows condensed combined financial information, a portion of which is unaudited, for our investments in unconsolidated entities:

($000)	**2006**	2005	2004
Revenue	**$ 18,894**	$ 15,069	$ 9,648
Operating income	**4,985**	2,940	1,143
Net income	**6,979**	3,178	656

($000)	**Dec. 31, 2006**	Dec. 31, 2005	Dec. 31, 2004
Current assets	**$ 57,323**	$ 49,538	$ 50,133
Total assets	**64,059**	55,235	55,294
Current liabilities	**3,781**	2,792	1,536
Total liabilities	**4,122**	3,071	1,536

9. Property, Equipment, and Capitalized Software

The following table shows our property, equipment, and capitalized software summarized by major category:

($000)	**Dec. 31, 2006**	Dec. 31, 2005
Computer equipment	**$ 22,833**	$ 19,794
Capitalized software	**21,612**	20,400
Furniture and fixtures	**4,461**	2,710
Leasehold improvements	**13,034**	13,529
Telephone equipment	**1,423**	1,277
Construction in progress	**762**	36
Other	**—**	296
Property, equipment, and capitalized software, at cost	**64,125**	58,042
Less accumulated depreciation	**(48,256)**	(40,687)
Property, equipment, and capitalized software, net	**$ 15,869**	$ 17,355

Depreciation and leasehold amortization expense totaled $7,971,000, $7,574,000, and $7,938,000, in 2006, 2005, and 2004, respectively.

10. Operating Leases

The following table shows our minimum future rental commitments due in each of the next five years and thereafter for all non-cancelable operating leases, consisting primarily of leases for office space:

Minimum Future Rental Commitments	($000)
2007	$ 4,309
2008	7,446
2009	7,002
2010	6,988
2011	6,930
Thereafter	68,753
Total	$ 101,428

In December 2005, we signed an agreement to lease approximately 210,000 square feet of new office space for our corporate headquarters and U.S. operations in Chicago, Illinois. The lease begins in 2008 and has a term of 15 years. The minimum future lease payments are included in the table above.

Rent expense for 2006, 2005, and 2004 was $6,818,000, $5,234,000, and $4,155,000, respectively, including taxes, insurance, and other operating costs.

Deferred rent in the amount of $1,143,000 and $808,000 at December 31, 2006 and 2005, respectively, relates to build-out and rent abatement allowances received, which are being amortized on a straight-line basis over the remaining portion of the original term of the lease. Deferred rent is included in "Other current liabilities" and "Other long-term liabilities" on our Consolidated Balance Sheets, as appropriate.

As of December 31, 2006 and 2005, we have recorded an asset retirement obligation of $98,000 for costs we expect to incur in 2009 to return office space modified by leasehold improvements to its original condition in accordance with the lease agreement. The asset retirement obligation is recorded in Other Long-Term Liabilities on our Consolidated Balance Sheets.

11. Stock-Based Compensation

Stock-Based Compensation Plans

Prior to November 2004, we granted stock options under various plans, including the 1993 Stock Option Plan (the 1993 Plan), the 2000 Morningstar Stock Option Plan (the 2000 Plan), and the 2001 Morningstar Stock Option Plan (the 2001 Plan). In general, options granted under the 1993 Plan vest ratably over a five-year period and options granted under the 2000 Plan and the 2001 Plan vest ratably over a four-year period; options under all three plans expire 10 years after the date of grant.

In November 2004, we adopted the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan amends and restates the 1993 Plan, the 2000 Plan, and the 2001 Plan (collectively, the Prior Plans). Under the 2004 Stock Incentive Plan, we will not grant any additional options under any of the Prior Plans, and any shares subject to an award under any of the Prior Plans that are forfeited, canceled, settled, or otherwise terminated without a distribution of shares, or withheld by us in connection with the exercise of options or in payment of any required income tax withholding, will not be available for awards under the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan provides for grants of options, stock appreciation rights, restricted stock, restricted stock units, and performance shares. All of our employees are eligible for awards under the 2004 Stock Incentive Plan. Our non-employee directors are also eligible for awards under the 2004 Stock Incentive Plan.

Joe Mansueto, our chairman and chief executive officer, does not participate in the 2004 Stock Incentive Plan or the Prior Plans.

Since the adoption of the 2004 Stock Incentive Plan, we have granted stock options and, beginning in 2006, restricted stock units. Stock options granted under the 2004 Stock Incentive Plan generally vest ratably over a four-year period and expire 10 years after the date of grant. Almost all of the options granted under the 2004 Stock Incentive Plan have a premium feature in which the exercise price increases over the term of the option at a rate equal to the 10-year Treasury bond yield as of the date of grant. Restricted stock units represent the right to receive a share of Morningstar common stock when that unit vests. Restricted stock units granted under the 2004 Stock Incentive Plan generally vest ratably over a four-year period. The number of shares available for future grants under our 2004 Stock Incentive Plan as of December 31, 2006 and 2005 was 2,827,006 and 2,989,322, respectively.

In February 1999, we entered into an Incentive Stock Option Agreement and a Nonqualified Stock Option Agreement under the 1999 Incentive Stock Option Plan (the 1999 Plan) with Don Phillips, an officer of Morningstar. Under these agreements, we granted Don options to purchase 1,500,000 shares of common stock at an exercise price of $2.77 per share, equal to the fair value at the grant date. These options are fully vested and expire in February 2009. On the date of grant, 1,138,560 options were fully exercisable and an additional 36,144 were scheduled to become exercisable each year from 1999 through 2008. As of December 31, 2006 and 2005, there were 710,174 and 869,174 options remaining to be exercised, respectively.

Accounting for Stock-Based Compensation Awards

Effective January 1, 2006, we adopted SFAS No. 123 (R), *Share-Based Payment*, using the modified prospective transition method. Prior to this date, we accounted for our equity plans in accordance with the fair value provisions of SFAS No. 123, *Stock-Based Compensation*.

Prior to our initial public offering in May 2005, we accounted for stock options granted under the 1993 Plan and the 1999 Plan using the liability method in accordance with SFAS No. 123 because these plans allowed for cash settlement at the option holder's election subject to certain conditions. Under the liability method, we accounted for options as a liability that was measured each period using the fair value per share of our common stock. We recorded changes in the liability resulting from changes in the fair value of our common stock in our Consolidated Statements of Income. As a result of our initial public offering, we are no longer required to settle options under the 1993 Plan and the 1999 Plan in cash. Upon our initial public offering, we valued the liability using a fair value of $18.50 per share, which was equal to the fair value of our common stock at the time of our initial public offering. We reclassified stock options accounted for as current liabilities of $16,707,000 and long-term liabilities of $24,882,000 to additional paid-in capital. In addition, because all of the options previously accounted for under the liability method were fully vested by March 31, 2005, we have not recorded any additional expense for these options in subsequent periods.

Conversion of Morningstar Europe Options

Prior to 2004, Morningstar Europe, a majority-owned subsidiary of Morningstar, granted approximately 1,500,000 options to acquire common stock of Morningstar Europe to certain of its employees. The options vested over a four-year period and none had been exercised as of December 31, 2004. We accounted for these options as equity instruments in accordance with the provisions of SFAS No. 123. In December 2004, the Board of Directors authorized the cancellation of the Morningstar Europe option plan and the exchange of all options outstanding under the Morningstar Europe option plan for 81,189 options granted under the 2004 Stock Incentive Plan. The conversion was accounted for in accordance with SFAS No. 123 and did not result in any incremental stock-based compensation expense.

Stock-Based Compensation Expense

The following tables summarizes our stock-based compensation expense:

($000)	**2006**	2005	2004
Stock-based compensation expense under the liability method	**$ —**	$ 2,810	$ 8,963
Stock-based compensation expense under the equity method	**8,575**	8,085	7,760
Total stock-based compensation expense	**$ 8,575**	$ 10,895	$ 16,723

The deferred tax benefit related to the stock-based compensation expense above was $3,030,000, $2,933,000, and $3,084,000 in 2006, 2005, and 2004, respectively.

We estimate forfeitures of all employee stock-based awards and recognize compensation cost only for those awards expected to vest. We determine forfeiture rates based on historical experience. Estimated forfeitures are adjusted to actual forfeiture experience as needed.

Restricted Stock Units

We measure the fair value of our restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. We amortize that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period. We granted restricted stock units for the first time in May 2006. The total grant date fair value of restricted stock units granted through December 31, 2006 was approximately $12,302,000.

The following table summarizes restricted stock unit activity in 2006:

Restricted Stock Units	**Shares**	**Weighted Average Grant Date Fair Value**
Nonvested shares—January 1, 2006	—	—
Granted	**280,263**	**$ 43.90**
Vested	—	—
Forfeited	**(19,801)**	**$ 42.41**
Nonvested shares—December 31, 2006	**260,462**	**$ 44.01**

As of December 31, 2006, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $8,351,000, which is expected to be recognized over an average period of approximately 42 months.

Stock Option Fair Value

We estimate the fair value of our stock options on the date of grant using a Black-Scholes option-pricing model and amortize that value to stock-based compensation expense ratably over the option's vesting period. The weighted average fair value of options granted during 2006, 2005, and 2004 using this model was $14.16 per share, $9.62 per share, and $9.39 per share, respectively. We estimated the fair value of these options on the date of grant using the following weighted average assumptions:

	2006	2005	2004
Expected life (years)	**6.25**	7.0	7.0
Expected volatility (%)	**43.0%**	50.0%	50.0%
Dividend yield (%)	**—**	—	—
Interest rate (%)	**4.33%**	4.04%	4.24%
Expected exercise price	**$ 45.31**	$ 26.20	$ 19.67

Expected life

The expected life represents the period over which the stock options are expected to be outstanding. Because we have limited historical information regarding stock option exercises since becoming a public company in May 2005, in 2006 we determined the expected life using the "shortcut method" described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term.

Expected volatility

The volatility factor used in our assumptions is based on an average of the historical stock prices of a group of our peers over the most recent period commensurate with the expected term of the stock option award. Because we are a recently public company with limited historical data on the price of our stock, we do not base our volatility assumption on our own stock price.

Stock Option Activity

	2006		2005		2004	
	Underlying Shares	**Weighted Average Exercise Price**	Underlying Shares	Weighted Average Exercise Price	Underlying Shares	Weighted Average Exercise Price
Options Granted At an Exercise Price Below the Fair Value Per Share on the Grant Date						
Options outstanding—beginning of year	**3,338,959**	**$ 10.50**	3,557,683	$ 10.39	1,936,624	$ 6.78
Granted	**—**	**—**	—	—	1,622,539	14.70
Canceled	**(73,999)**	**15.70**	(42,658)	14.84	(1,455)	8.57
Exercised	**(393,650)**	**7.41**	(176,066)	13.03	(25)	8.57
Options outstanding—end of year	**2,871,310**	**11.11**	3,338,959	10.50	3,557,683	10.39
Options exercisable	**2,113,535**	**$ 9.81**	2,102,247	$ 8.31	1,760,893	$ 7.07
All Other Option Grants, Excluding Activity Shown Above						
Options outstanding—beginning of year	**7,795,848**	**$ 11.96**	7,394,248	$ 10.67	7,556,364	$ 10.62
Granted	**46,551**	**34.63**	1,077,084	19.64	—	—
Canceled	**(85,697)**	**21.77**	(98,451)	13.79	(80,705)	11.69
Exercised	**(1,658,108)**	**10.46**	(577,033)	10.24	(81,411)	5.45
Options outstanding—end of year	**6,098,594**	**12.55**	7,795,848	11.96	7,394,248	10.67
Options exercisable	**5,142,327**	**$ 11.33**	6,193,670	$ 10.79	6,011,684	$ 10.61

Stock Options Outstanding and Exercisable

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)	Exercisable Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)
$2.00–$2.77	1,752,775	1.68	$ 2.53	$ 74,530	1,672,914	1.66	$ 2.52	$ 71,148
$8.57–$14.70	4,973,167	4.00	12.64	161,176	4,798,208	3.91	12.79	154,799
$16.05–$36.16	2,243,962	8.12	18.38	59,850	784,740	8.03	17.23	21,833
$2.00–$36.16	8,969,904	4.58	$ 12.10	$ 295,556	7,255,862	3.84	$ 10.90	$247,780
Vested or Expected to Vest $2.00–$36.16	**8,892,416**	**4.54**	**$ 12.04**	**$ 293,543**				

Dividend yield

We do not intend to pay dividends on our common stock for the foreseeable future. Accordingly, we used a dividend yield of zero in our assumptions.

Interest rate

We based the risk-free interest rate used in our assumptions on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term that approximates the stock option award's expected term.

Expected exercise price

Options granted in 2006, 2005, and 2004 have initial exercise prices that increase over the term of the options at a rate equal to the 10-year Treasury bond rate as of the date of grant. The expected exercise price included in the option pricing models for these options was calculated using the applicable estimated life 10-year Treasury bond rate.

Stock Option Activity

The tables labeled Stock Option Activity (above) summarize stock option activity for our various stock option grants. The first table includes activity for options granted at an exercise price below the fair value per share of our common stock on the grant date; the second table includes activity for all other option grants.

The total intrinsic value (difference between the market value of our stock on the date of exercise and the exercise price of the option) of options exercised during 2006, 2005, and 2004 was $66,655,000, $13,095,000, and $23,000, respectively.

Stock Options Outstanding and Exercisable

The table labeled Stock Options Outstanding and Exercisable (on the previous page) shows additional information for options outstanding and options exercisable as of December 31, 2006.

The aggregate intrinsic value in the this table represents the total pretax intrinsic value, based on our closing stock price of $45.05 on December 29, 2006 (the last day of trading in 2006), which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2006, the total amount of unrecognized stock-based compensation expense related to stock options was approximately $11,362,000, which is expected to be recognized over a weighted average period of approximately 22 months.

12. Related Party Transactions

In 1989, under our 1989 Nonqualified Stock Option Plan (the 1989 Plan), we granted options to purchase 1,500,000 shares of common stock at an exercise price of $0.075 per share, equal to the fair value at date of issue, to Don Phillips, an officer of Morningstar. These options were not exercised and expired in February 1999. In conjunction with the expiration of options granted under the 1989 Plan, we entered into a Deferred Compensation Agreement (the Agreement) with Don. Under the terms of the Agreement, on any date that he exercises the right to purchase shares under the 1999 Plan, we shall pay him $2.69 per share in the form of cash or, at our election, shares of common stock. If on the date of purchase the fair value of Morningstar's stock is below $2.77 per share, the amount paid per share will be reduced based on the terms of the Agreement. Our obligation to pay deferred compensation will not be increased by any imputed interest or earnings amount.

In May 2006, Don entered into a Rule 10b5-1 plan contemplating the sale of up to 450,000 shares to be acquired through stock option exercises during 2006 and 2007. Upon exercise of these stock options, we will make payments to him, as prescribed by the Agreement, which, if all 450,000 stock options are exercised, would total $1,210,500. These payments would reduce the liability associated with the Agreement. In 2006, Don exercised 159,000 options, of which 140,000 were sold under his 10b5-1 plan. As of December 31, 2006 and 2005, a liability of $1,963,000 and $2,340,000, respectively, for the Agreement is recorded in our Consolidated Balance Sheets, primarily classified as "Other current liabilities." The reduction in the liability reflects amounts paid to Don in 2006 in accordance with the Agreement.

13. Defined Contribution Profit-Sharing Plan

We sponsor a defined contribution 401(k) plan, which allows our U.S.-based employees to voluntarily contribute pre-tax dollars up to a maximum amount allowable by the U.S. Internal Revenue Service. We contribute an amount equal to the employee's contributions, up to 7% of the employee's salary. Our matching contributions were $4,839,000, $3,717,000, and $3,221,000, for the years ended December 31, 2006, 2005, and 2004, respectively.

14. Non-Operating Income

The following table presents the components of net non-operating income:

($000)	**2006**	2005	2004
Interest income, net	**$ 4,623**	$ 3,078	$ 1,211
Other income (expense), net	**(459)**	121	594
Non-operating income, net	**$ 4,164**	$ 3,199	$ 1,805

Interest income, net primarily reflects interest from our investment portfolio. Other income (expense), net primarily represents foreign currency exchange gains and losses arising from the ordinary course of business related to our non-U.S. operations, unrealized and realized gains and losses from our investment portfolio, and royalty income from MJKK.

15. Income Taxes

The following table shows our effective income tax expense rate:

($000)	**2006**	2005	2004
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	**$ 81,691**	$ 49,679	$ 19,540
Equity in net income of unconsolidated entities	**2,787**	1,662	843
Total	**$ 84,478**	$ 51,341	$20,383
Income tax expense	**$ 32,975**	$20,224	$11,574
Effective income tax expense rate	**39.0%**	39.4%	56.8%

The following table provides our income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change, generated by our U.S. and non-U.S. operations:

($000)	**2006**	2005	2004
U.S.	**$ 79,391**	$ 48,580	$ 22,178
Non-U.S.	**2,300**	1,099	(2,638)
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	**$ 81,691**	$ 49,679	$ 19,540

The table below reconciles our income tax expense at the U.S. federal income tax rate of 35% to income tax expense as recorded.

Our effective income tax rate is influenced by three primary factors: incentive stock options; the reported income or loss of our non-U.S. entities and our evaluation of the realizability of their net operating losses; and the impact of specific tax planning strategies.

In 2004 and in the first quarter of 2005, we recorded stock-based compensation expense related to incentive stock options but we did not record a corresponding tax benefit. This had the impact of increasing our effective income tax rate above the U.S. federal rate of 35%. Subsequent to our initial public offering in May 2005, we no longer account for incentive stock options under the liabilitymethod, and because they are fully vested, no stock-based compensation expense was recorded for these options in the last nine months of 2005 or in 2006.

Incentive stock options also impact our effective tax rate once a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option. We receive a tax benefit when a disqualifying disposition occurs. A disqualifying disposition reduces our effective income tax rate.

Our effective income tax expense rate also reflects the fact that we are not recording an income tax benefit related to losses recorded by certain of our non-U.S. operations. The net operating losses (NOLs) may become deductible in certain non-U.S. tax jurisdictions to the extent these non-U.S. operations become profitable. In the year certain non-U.S. entities record a loss, we do not record a corresponding tax benefit, thus increasing our effective tax rate. For each of our operations, we evaluate whether it is more likely than not that the tax benefits related to net operating losses will be realized. As part of this evaluation, we consider evidence such as tax planning strategies, historical operating results, forecasted taxable income, and recent financial performance.

We establish reserves at the time that we determine that it is more likely than not that we will need to pay additional taxes related to certain matters. We adjust these reserves, including any impact of the related interest and penalties, in light of changing facts and circumstances such as the progress of a tax audit. A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we record a reserve when we determine the likelihood of loss is more likely than not. These liabilities are recorded as income taxes payable in our Consolidated Balance Sheets and are not material to our Consolidated Balance Sheets. Settlement of any particular issue would usually require the use of cash. Favorable resolutions of tax matters for which we have previously established reserves are recognized as a reduction to our income tax expense when the amounts involved become known.

($000, except percentages)		**2006**		2005		2004
Income tax expense at U.S. federal rate	**$ 29,567**	**35.0%**	$ 17,969	35.0%	$ 7,134	35.0%
State income taxes—net of federal income tax effect	**3,722**	**4.4**	2,419	4.7	1,670	8.2
Impact of equity in net income of unconsolidated entities	**(839)**	**(1.0)**	(494)	(0.9)	(295)	(1.4)
Stock option activity	**333**	**0.4**	1,716	3.3	2,351	11.5
Disqualifying dispositions on incentive stock options	**(483)**	**(0.6)**	(441)	(0.9)	(78)	(0.4)
Non-U.S. withholding taxes, net of federal income tax effect	**456**	**0.5**	—	—	—	—
Reversal of valuation allowance related to non-U.S. deferred tax assets, primarily NOLs	**(1,013)**	**(1.2)**	—	—	—	—
Non-U.S. income tax reserve	**947**	**1.1**	—	—	—	—
Difference between U.S. federal statutory and foreign tax rates	**(191)**	**(0.2)**	115	0.2	366	1.8
Research and development costs	**—**	**—**	(588)	(1.1)	—	—
Other—net	**476**	**0.6**	(472)	(0.9)	426	2.1
Total income tax expense	**$ 32,975**	**39.0%**	$ 20,224	39.4%	$ 11,574	56.8%

Income tax expense consists of the following:

($000)	2006	2005	2004
Federal – deferred	$ (1,147)	$ 411	$ 1,043
Federal – current	27,163	15,625	8,652
State – deferred	(200)	92	352
State – current	5,832	3,515	2,084
Non-U.S. – deferred	(577)	80	(565)
Non-U.S. – current	1,904	501	8
Income tax expense	$ 32,975	$ 20,224	$ 11,574

We recognize deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and their tax basis. The tax effects of the temporary differences that give rise to the deferred income tax assets and liabilities are shown in the table below.

A portion of the NOLs generated by mPower in the years prior to July 2003 (the date of acquisition) is available to Morningstar. Because of limitations on the use of the NOLs imposed by the U.S. Internal Revenue Code, our use of the NOLs is limited to approximately $224,000 per year. As of December 31, 2006, the remaining U.S. NOL carryforward of $3,714,000 will expire in 2022.

In addition, as of December 31, 2006 we have NOL carryforwards of approximately $28,400,000 related to our non-U.S. operations. Of these NOLs, approximately $9,300,000 will begin to expire in 2008 through 2021 and $19,100,000 have no expiration date. Because of the historical operating losses of the non-U.S. operations that generated these NOLs, we have recorded a valuation allowance against all but approximately $6,000,000 of these NOLs, reflecting the likelihood that the benefit of the NOLs will not be realized.

As of December 31, 2005, we had NOL carryforwards of approximately $26,319,000 related to our non-U.S. operations. Because of the historical operating losses of the non-U.S. operations that generated these NOLs, we had recorded a valuation allowance against all but approximately $396,000 of these NOLs, reflecting the likelihood that the benefit of the NOLs would not be realized.

16. Contingencies

Morningstar Australia

In 2001, Mr. Graham Rich, the then managing director and chief executive officer of Morningstar Research Pty Limited (Morningstar Australia), and one of two companies controlled by Mr. Rich, filed a suit in the Supreme Court of New South Wales, Australia against Morningstar and certain of its officers and nominee directors on the board of Morningstar Australia. Mr. Rich was also a beneficial owner of shares in Morningstar Australia. Mr. Rich and his company originally sought an injunction, which, if granted, would have precluded Morningstar Australia from terminating the services of Mr. Rich and from issuing additional shares to Morningstar in exchange for the provision of further funding by Morningstar to Morningstar Australia. Further, Mr. Rich and his company sought an order that a provisional liquidator be appointed for Morningstar Australia. The court rejected this injunction application, observing that Morningstar

Deferred Tax Assets and Liabilities ($000)

	Dec. 31, 2006				Dec. 31, 2005			
	Current Asset	Current Liability	Non-current Asset	Non-current Liability	Current Asset	Current Liability	Non-current Asset	Non-current Liability
Net operating loss carryforwards–U.S.	$ —	$ —	$ 1,402	$ —	$ —	$ —	$1,614	$—
Net operating loss carryforwards–non-U.S., net of valuation reserve	—	—	1,422	—	143	—	—	—
Stock-based compensation	—	—	21,415	—	—	—	23,633	—
Deferred revenue	—	—	—	—	—	(847)	—	—
Property, equipment, and capitalized software	—	—	2,845	—	—	—	1,050	—
Deferred rent	—	—	338	—	—	—	190	—
Allowance for doubtful accounts	389	—	—	—	167	—	—	—
Prepaid expenses	—	(2,025)	—	—	—	(1,133)	—	—
Deferred royalty revenue	—	—	562	—	—	—	586	—
Accrued liabilities	—	(16)	4,256	—	891	—	1,700	—
Foreign exchange gains	346	—	—	—	—	—	—	(6)
Alternative Minimum Tax Credit	—	—	—	—	—	—	294	—
Research and development costs	—	—	668	—	—	—	668	—
Unrealized loss on available-for-sale securities	31	—	—	—	—	(54)	—	—
Acquired intangible assets not amortizable for tax purposes	—	—	—	(19,844)	—	—	—	—
Other	36	(27)	736	(11)	—	—	—	—
	$ 802	$ (2,068)	$ 33,644	$ (19,855)	$ 1,201	$ (2,034)	$ 29,735	$ (6)

Australia would be insolvent without financial backing from Morningstar. The application for the appointment of a provisional liquidator also failed. The services of Mr. Rich were terminated in November 2001. Mr. Rich and his company were ordered to pay Morningstar's costs of the injunction proceedings.

Mr. Rich and the two companies controlled by Mr. Rich have additional pending claims, alleging, among other things, breaches by Morningstar of contracts and statutory and general law duties, misleading, deceptive, and unconscionable conduct by Morningstar, oppression by Morningstar and its nominee directors, claims under the Industrial Relations Act of New South Wales, breaches of directors' duties by Morningstar's nominee directors, and conflict of interest. The claims seek various forms of relief, including monetary damages in the amount of Australian $25,000,000, the setting aside of transactions which resulted in Morningstar obtaining control of Morningstar Australia, and an order either setting aside Morningstar's acquisition of the shares formerly beneficially owned by Mr. Rich and his companies or determining a different price for this acquisition. In the alternative, Mr. Rich and his companies seek an order that they be entitled to purchase the shares in Morningstar Australia at a price to be determined by the court or book value (as defined in the Morningstar Australia shareholders agreement). Morningstar has denied the claims and filed counter-claims against Mr. Rich and certain of his companies, alleging breaches of statutory, general law, and contractual duties.

In July 2004, the court decided Morningstar's application for security for its potential additional costs in the litigation by ordering the two companies controlled by Mr. Rich to provide approximately Australian $925,000 to the court as security for these potential costs. Morningstar has been paid some of its costs and will be entitled to be paid its costs in the future only if the court makes a determination to that effect. The court stayed the proceedings pending its receipt of the security and indicated that it would entertain an application by Morningstar for additional security at a later time in the proceedings.

In May 2005, Mr. Rich obtained conditional leave of the court to begin a proceeding in the name of Morningstar Australia against Morningstar and its nominee directors. The leave was, however, subject to the following conditions: (i) Mr. Rich must pay and bear, and indemnify Morningstar Australia against, all costs, charges, and expenses of and incidental to the bringing and continuation of the proceeding (except as the court may otherwise direct or allow) and may not seek contribution or indemnity from Morningstar Australia for any of these costs, charges, or expenses; (ii) Morningstar Australia, or Mr. Rich on its behalf, together with the two companies controlled by Mr. Rich were required to provide to the court, as security for Morningstar's costs, approximately Australian $925,000 as described in the preceding paragraph; and (iii) approximately Australian $100,000 in costs owed by Mr. Rich and one of his companies to Morningstar in respect of the 2001 injunction proceedings were required to be paid to Morningstar. These conditions have been satisfied.

In September 2005, Mr. Rich and his companies filed a Second Further Amended Statement of Claim, consolidating the claims. Morningstar filed a Defence to that pleading and an Amended Cross-Claim against Mr. Rich, both his companies, and a third Australian company controlled by Mr. Rich.

In December 2006, Morningstar applied to the court for further security for its potential additional costs in the litigation. The court has not yet held a hearing for this application.

In February 2007, Mr. Rich and his companies notified Morningstar that they would be seeking the leave of the court to amend the Second Further Amended Statement of Claim to include a claim relating to Morningstar's acquisition of Aspect Huntley Pty Ltd. (Aspect) in 2006. The amended claim alleges various breaches of obligations owed by Morningstar to Morningstar Australia and seeks various forms of relief, including an equity interest in Aspect and compensatory damages. The court has not yet granted leave to allow the amendment to proceed.

The parties have discussed settling the claims but have been unable to reach an agreement. In the fourth quarter of 2003, Morningstar offered to settle all claims for Australian $1,250,000, which then approximated U.S. $942,000, and, in accordance with SFAS No. 5, *Accounting for Contingencies*, Morningstar recorded a reserve in this amount. In December 2005, Morningstar increased its offer to settle all claims to approximately Australian $2,500,000, which at December 31, 2006 approximated U.S. $2,000,000, and, in accordance with SFAS No. 5, Morningstar has a reserve recorded in this amount. While Morningstar is vigorously contesting the claims against it, we cannot predict the outcome of the proceeding.

Morningstar Associates, LLC Subpoenas from Securities and Exchange Commission, New York Attorney General's Office, and Department of Labor

Securities and Exchange Commission

In February 2005, Morningstar Associates, LLC, a wholly owned subsidiary of Morningstar, Inc., received a request from the Securities and Exchange Commission (SEC) for the voluntary production of documents relating to the investment consulting services the company offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. In July 2005, the SEC issued a subpoena to Morningstar Associates that was virtually identical to its February 2005 request.

Subsequently, the SEC focused on disclosure relating to an optional service offered to retirement plan sponsors (employers) that select 401(k) plan services from ING, one of Morningstar Associates' clients. In response to the SEC investigation, ING and Morningstar Associates revised certain documents for plan sponsors to further clarify the roles of ING and Morningstar Associates in providing that service. The revisions also help reinforce that Morningstar Associates makes its selections only from funds available within ING's various retirement products.

On January 24, 2007, the SEC notified Morningstar Associates that it ended its investigation, with no enforcement action, fines, or penalties.

New York Attorney General's Office

In December 2004, Morningstar Associates received a subpoena from the New York Attorney General's office seeking information and documents related to an investigation the New York Attorney General's office is conducting. The request is similar in scope to the SEC subpoena described above. Morningstar Associates has provided the requested information and documents and continues to cooperate fully with the New York Attorney General's office.

In January 2007, Morningstar Associates received a Notice of Proposed Litigation from the New York Attorney General's office. The Notice centers on the same issues that became the focus of the SEC investigation described above. The Notice gave Morningstar Associates the opportunity to explain why the New York Attorney General's office should not institute proceedings. Morningstar Associates promptly submitted its explanation. To date, the New York Attorney General's office has not taken any further action.

We cannot predict the scope, timing, or outcome of this matter, which may include the institution of administrative, civil, injunctive, or criminal proceedings, the imposition of fines and penalties, and other remedies and sanctions, any of which could lead to an adverse impact on our stock price, the inability to attract or retain key employees, and the loss of customers. We also cannot predict what impact, if any, this matter may have on our business, operating results, or financial condition.

United States Department of Labor

In May 2005, Morningstar Associates received a subpoena from the United States Department of Labor, seeking information and documents related to an investigation the Department of Labor is conducting. The Department of Labor subpoena is substantially similar in scope to the SEC and New York Attorney General subpoenas.

In January 2007, the Department of Labor issued a request for additional documents pursuant to the May 2005 subpoena, including documents and information regarding Morningstar Associates' retirement advice products for plan participants. Morningstar Associates continues to cooperate fully with the Department of Labor.

We cannot predict the scope, timing, or outcome of this matter, which may include the institution of administrative, civil, injunctive, or criminal proceedings, the imposition of fines and penalties, and other remedies and sanctions, any of which could lead to an adverse impact on our stock price, the inability to attract or retain key employees, and the loss of customers. We also cannot predict what impact, if any, these matters may have on our business, operating results, or financial condition.

In addition to these proceedings, we are involved in legal proceedings and litigation that have arisen in the normal course of our business. Although the outcome of a particular proceeding can never be predicted, we do not believe that the result of any of these matters will have a material adverse effect on our business, operating results, or financial condition.

17. Subsequent Event

In February 2007, we entered into a definitive agreement to acquire Standard & Poor's mutual fund data business for $55 million in cash, subject to post-closing adjustments. Standard & Poor's is a division of The McGraw-Hill Companies. Standard & Poor's fund data business consists of data and products covering more than 135,000 managed investment vehicles, including mutual funds, exchange-traded funds (ETFs), hedge funds, and offshore funds. Under terms of the agreement, Standard & Poor's will license fund data from Morningstar after the acquisition is completed. We completed the transaction in March 2007.

18. Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years; therefore, we will adopt SFAS No. 157 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 157 will have on our Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006; therefore, we adopted SAB 108 in the fourth quarter of 2006. The adoption of SAB 108 did not have an impact on our Consolidated Financial Statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48), which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006; therefore, we will adopt FIN 48 in the first quarter of 2007. We do not anticipate that the adoption of FIN 48 will have a material impact on our Consolidated Financial Statements.

In June 2006, the EITF ratified Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, "Accounting for Compensated Absences"* (EITF No. 06-2), which requires that a liability for employees' sabbatical benefits be accrued over the period required for employees to earn the right to sabbatical leave. EITF No. 06-2 is effective for fiscal years beginning after December 15, 2006; therefore, we will adopt EITF No. 06-2 in the first quarter of 2007. In the first quarter of 2007, we will record a cumulative effect of accounting change, net of tax, of approximately $3.4 million to record the portion of employee sabbatical leave that has been earned. Other than recording this cumulative effect of accounting change, we do not anticipate that the adoption of EITF No. 06-2 will have a material impact on our Consolidated Financial Statements.

Shareholder Information

Corporate Headquarters
Morningstar, Inc.
225 West Wacker Drive
Chicago, Illinois 60606
+1 312 696-6000

Morningstar 2006 Annual Report
This report is a summary and does not provide complete information. We encourage investors to read our Annual Report on Form 10-K for the year ended December 31, 2006. This 10-K report is available without charge on Morningstar's corporate Web site at http://corporate.morningstar.com.

Transfer Agent and Registrar
Computershare Investor Services LLC
2 North LaSalle Street
Chicago, Illinois 60602
+1 866 303-0659 (toll free)

Ethics Hotline
Morningstar has established a confidential Ethics Hotline that anyone may use to report complaints or concerns about ethics violations, including accounting irregularities, financial misstatements, problems with internal accounting controls, or non-compliance with external rules and regulations.

The Morningstar Ethics Hotline is operated by MySafeWorkplace, an independent company that is not affiliated with Morningstar. The hotline is available 24 hours a day, seven days a week.

Anyone may make a confidential, anonymous report by calling the hotline toll free at:
+1 800 461-9330 (in the United States)
+00 800 1777 9999 (outside the United States)

Annual Meeting
Morningstar's annual meeting of shareholders will be held at 9:00 a.m. on Tuesday, May 22, 2007 at The University of Chicago Gleacher Center, 450 North Cityfront Plaza, Chicago, Illinois 60611.

Investor Questions
We encourage all interested parties—including securities analysts, potential shareholders, and others, to submit questions to us in writing. We publish responses to these questions on the first Friday of every month on our Web site and in Form 8-Ks furnished to the SEC. If you have a question about our business, please send it to investors@morningstar.com.

Board of Directors

Cheryl Francis
Vice Chairman,
Corporate Leadership Center

Steve Kaplan
Neubauer Family Professor of Entrepreneurship and Finance,
University of Chicago
Graduate School of Business

Joe Mansueto
Chairman and Chief Executive Officer,
Morningstar, Inc.

Jack Noonan
President and Chief Executive Officer,
SPSS Inc.

Don Phillips
Managing Director,
Morningstar, Inc.

Frank Ptak
President and Chief Executive Officer,
The Marmon Group

Paul Sturm
Private Investor

Senior Management

Tim Armour
Managing Director, Strategic Relationships and Business Development

Chris Boruff
President, Advisor Business

Peng Chen
President and Chief Investment Officer,
Ibbotson Associates

Bevin Desmond
President, International Business

Martha Dustin Boudos
Chief Financial Officer

Catherine Gillis Odelbo
President, Individual Business

Tao Huang
Chief Operating Officer

Elizabeth Kirscher
President, Data Services Business

Art Lutschaunig
President and Chief Investment Officer,
Morningstar Investment Services, Inc.

Joe Mansueto
Chairman and Chief Executive Officer

Don Phillips
Managing Director, Corporate Strategy,
Research, and Communications

Patrick Reinkemeyer
President, Morningstar Associates, LLC

John Rekenthaler
Vice President, Research and
New Product Development

Richard E. Robbins
General Counsel and Corporate Secretary

David W. Williams
Managing Director, Design

MORNINGSTAR®

END